Technical Report for the Tenke Fungurume Project,
Katanga Province, Democratic Republic of Congo

Prepared for

Lundin Mining Corporation

Suite 1500, 150 King Street West

Toronto, Ontario, M5H 1J9

Canada

Report by

John Nilsson P.Eng.
Nilsson Mine Services Ltd.
20263 Mountain Place
Pitt Meadows, British Columbia, V3Y 2T9
Canada

Ronald G. Simpson P.Geo.
GeoSim Services Inc.
1975 Stephens St.
Vancouver, British Columbia, V6K 4M7
Canada

William McKenzie, P.Eng;MBA
Global Project Management Corporation
21160 – 18th Avenue
Langley, British Columbia, V2Z 2G2
Canada

March 31, 2009

Tenke Fungurume Project Technical Report

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 2

Tenke Fungurume Project Technical Report

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 3

Tenke Fungurume Project Technical Report

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 4

Tenke Fungurume Project Technical Report

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 5

Tenke Fungurume Project Technical Report

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 6

Tenke Fungurume Project Technical Report

LIST OF TABLES

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 7

Tenke Fungurume Project Technical Report

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 8

Tenke Fungurume Project Technical Report

LIST OF FIGURES

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 9

Tenke Fungurume Project Technical Report

Tenke Fungurume Project Technical Report

Abbreviations and Units - Unless otherwise noted:

•	All units are in metric – SI
•	Tpa – metric tonnes per annum
•	Tpd – metric tonnes per day
•	TCu – Total Copper
•	TCo – Total Cobalt
•	As – Acid Soluble
•	lb - pound
•	All currency is expressed in $US

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 11

Tenke Fungurume Project Technical Report

1 Summary

     1.1 Tenke Fungurume Project - Overview

The Tenke Fungurume copper-cobalt deposits are believed to be among some the world’s largest known copper-cobalt resources. They are currently being developed into a large-scale, long-life mine, low unit cost mine. The deposits are found within contiguous mineral concessions totaling 1,437 km2 and located at approximately latitude 10°S and longitude 26°E, some 175 km northwest of Lubumbashi, the administrative centre and capital of Katanga Province, Democratic Republic of Congo (“DRC”). The deposits are made up of oxide, mixed oxide/sulphide and sulphide zones; the present Freeport-McMoRan Copper and Gold Inc (“FCX”) reserve estimate of 119 million metric tonnes with an average grade of 2.64% copper and 0.35% cobalt. The Tenke Fungurume concessions remain extensively under-explored.

Figure 1-1 Tenke Fungurume Location Map

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 12

Tenke Fungurume Project Technical Report

Tenke Fungurume Mining S.A.R.L. (“TFM”) was established in December 1996 under the DRC Companies Act and formed for the purpose of developing the deposits of copper, cobalt and associated minerals under mining concession no 1981 and mining concession no 1992 granted to TFM in 1996 at Tenke and Fungurume. Freeport-McMoRan Copper & Gold Inc. (“FCX”) indirectly holds a 70% interest in TF Holdings Limited which with its affiliates, are the 82.5% majority shareholder in TFM. In 2007, Lundin Mining acquired the Canadian based company Tenke Mining Corp. Through the acquisition of Tenke, Lundin Mining obtained a 24.75% holding in TFM and in the Tenke Fungurume Project. FCX, holding 57.75%, is also the operator of the project. The Congolese state mining company, Gécamines, holds the balance of 17.5% with a free carried interest.

Construction was formally approved by the Phelps Dodge Corporation (“Phelps Dodge”) board of directors prior to year end 2006. Phelps Dodge was subsequently acquired by FCX in March 2007. The project is now nearing completion with first copper production anticipated by April 2009. Projected final capital costs are in the range of US$1.75 billion. This figure does not include a $140 million loan to SNEL, the DRC state power authority for regional power facility upgrades scheduled to be invested over a five year period to provide reliable power through the national grid to service the initial Tenke Fungurume Project facilities and future expansion requirements.

The Tenke Fungurume Project includes the development of mining, processing and general infrastructure on the Tenke Fungurume concession initially for exploitation of oxide ore. Copper and cobalt will be recovered initially from the Kwatebala, Tenke (Goma), Fwaulu, Mwadinkomba and Kasalawile orebodies. The initial facilities mine plan has a life of 43 years including preproduction mining. The project scope includes the development of the following areas as required to produce 115,000 tpa Grade A copper cathode, and in excess of 8,000 tpa of cobalt as hydroxide:

•	Mining – development of infrastructure required to access and mine the Kwatebala, Tenke (Goma), Fwaulu, Mwadinkomba and Kansalawile orebodies.
•

Processing – development of a processing plant and associated infrastructure to produce the specified metal quantities from blended ore sourced from Kwatebala, Tenke (Goma), Fwaulu, Mwadinkomba and Kansalawile orebodies.

•	Infrastructure – development and upgrade of supporting infrastructure including power, roads, water, sewer and accommodation required for the mining and processing operations
•	Tailings – development of a plastic lined zero discharge concept facility capable of storing life-of-mine tailings, residue and water from the plant, mine and waste rock area
•	Environmental – ensure the construction and operations meet appropriate local and international environmental standards
•	Social – implementation of social programs as required for the project development including resettlement and community development activities
•

Social program activities include fresh water wells for villages, six schools, agricultural and health programs and initiation of micro enterprise businesses. Technology transfer and training programs also advanced by the project.

1 Renumbered n° 123 by the Cadastre Minier Certificat d’Exploitation n° CAMI/CE/940/2004 dated November 3, 2004; pending division, renewal and renumbering by the Ministère des Mines.
2 Renumbered n° 159 by the Cadastre Minier Certificat d’Exploitation n° CAMI/CE/941/2004 dated November 3, 2004; subsequently divided and renumbered n° 159, n° 4728 and n° 4729 by the Ministère des Mines through Ministerial Decree dated July 7, 2006.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 13

Tenke Fungurume Project Technical Report

Key project parameters are indicated in the table below.

Table 1-1 Key Project Parameters

DESCRIPTION	PARAMETER	COMMENT

Initial Facilities Project life	43 years	Mining 34 yrs, stockpile 9 yrs (42 years full plant production)
Project copper production	5,909 M lbs	Total LOM
Project cobalt production	707 M lbs	Total LOM
Proven and Probable Reserves	119 million tonnes	2.64% TCu, 0.35% TCo
Overall mine production rate	15 – 25 million tpa	Including high and low grade ore and waste
Nominal milling rate	8,000 tpd
Nominal annual copper production	115,000 tonnes per annum
Nominal annual cobalt production	8,000 tonnes per annum	12,000 tpa peak cobalt contained in hydroxide capacity
Project start date	December 2006	Board Approval to Build
Cu production date –target		Initial production – 2nd Half 2009

Co production date– target		Initial production – 2nd Half 2009

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 14

Tenke Fungurume Project Technical Report

The plant nearing completion is shown in the figure below.

Figure 1-2 Plant Site Perspective View

     1.2 Environmental and Social Aspects

Environmental and social aspects of the Tenke Fungurume concession development have been assessed carefully and systematically since the inception of project planning and site activity.

Key environmental issues addressed have included mitigation of damage to indigenous flora unique to the copper belt, installation of tailing impoundments and process water containment areas with plastic liners, management of drainage systems to provide sediment control and minimize impacts on local water courses and other project development measures to achieve high international environmental development standards.

Key social issues addressed by the project include relocation of approximately 1500 villagers from three subsistence level settlements nearby the Kwatebala plant site, upgrading agricultural practices to improve local productivity, generation of an unprecedented level of regional employment both during construction and permanent operations, malarial abatement programs, construction of 6 primary schools, fresh water supply and other medical and regional social condition improvement programs. Local opportunities have also been generated by support provided to more than two dozen micro enterprise initiatives stimulating indirect employment.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 15

Tenke Fungurume Project Technical Report

The project has invested in provincial infrastructure to provide rebuilding support to the DRC. This includes a multi-year $140 million loan facility, technical and project management assistance to rebuild hydro power generation and transmission capability and reliability, upgrading of the national road between Likasi and Kolwezi, and improvements at the DRC/Zambian border crossing at Kasumbalesa aimed at improving bulk road transport efficiency to the region.

FCX and Lundin are committed to the development and operation of the Tenke Fungurume investment under the following standards:

•	Equator Principles
•	Voluntary Principles of Security and Human Rights
•	Applicable IFC and World Bank guidelines
•	Applicable WHO guidelines
•	Extractive Industry Transparency Initiative

     1.3 Geology and Mineralization

The Tenke-Fungurume deposits are sedimentary copper deposits located in the Lufilian arc, an 800 km fold belt formed between the Angolan Plate to the southeast and Congo Plate to the northwest during the late Neoproterozic approximately 650 to 600 million years before present (Ma). The arc trends north-easterly from about the shared boundary between Angola, the Democratic Republic of the Congo (DRC), and Zambia to about Kolwezi, then turns east to about Likasi, and finally south-easterly to Ndola and the Roan Antelope deposits of Zambia. The Central African Copperbelt lies within the Arc and contains the world’s largest resources of cobalt and is one of the most significant copper-bearing regions of the world.

Copper mineralization at Tenke-Fungurume is stratabound and generally restricted to two horizons with an intervening unit that is more sporadically mineralized. The upper mineralized stratigraphic unit at Tenke-Fungurume is identified as SDB (Schistes Dolomitiques de Base-dolomitic shale), the middle, intervening unit RSC (Roches Siliceuses Cellulaires-silicified dolomite) and the lower unit RSF (Roches Siliceuses Feuilletees-laminated dolomitic shale). The mineralized units are between 5 m and 15 m thick and the intervening RSC is typically 20 m. Copper mineralization is known to continue into the RAT (Roches Argilo-Talcueses) below the RSF and into the RSC from the SDB above and RSF below. The RSC has potential to produce cobalt ore. Oxidation has resulted in widespread alteration producing malachite (Cu2CO3(OH)2), pseudomalachite Cu5(PO4)2(OH)4), chrysocolla (hydrated copper silicate) and heterogenite (Co3+O(OH)). Metamorphism is variable through the Arc, being highest grade in Zambia, and lower in the DRC with perhaps some very low-grade metamorphism indicated by the presence of talc.

Regional structure is dominated by folding and faulting of an allochthonous terrane with a relatively thin skin of sedimentary rocks thrust over younger rocks. Overturned stratigraphy and smaller thrust slivers are common as a result of regional compression. Also, the dissolution of evaporites primarily in the RAT Lilac and Dipeta Group have resulted in additional structural complications that result in large blocks of deformed pieces of the productive sedimentary package “floating” in a sea of RAT and Dipeta.

     1.4 Mineral Resources and Mineral Reserves

This report provides a summary of the current reserve estimates prepared by FCX at year end 2008. Resource estimates and tabulations are based on block models provided by FCX and prepared by Lundin at year end 2008. The concessions host a large number of deposits as shown in the figure below. Resource models for Kwatebala, Tenke (Goma), Mwadinkomba, Kansalawile, Fwaulu, Mambilima and Fungurume are addressed within this report.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 16

Tenke Fungurume Project Technical Report

Figure 1-3 Deposit Location Map

Figure 1-3 Block Model Locations

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 17

Tenke Fungurume Project Technical Report

     1.4.1 Mineral Resources

The mineral resources are summarized in the table below. A cutoff grade of 1.5% copper equivalent has been used for reporting. Equivalence for the resource statement has been calculated using a simple price ratio of 6.25 to reflect copper and cobalt prices of $1.60/lb and $10.00/lb respectively.

Table 1-2 Mineral Resource Summary

Kwatebala, Tenke (Goma), Mwadinkomba, Mambilima, Kansalawile, Fwaulu and Fungurume

Class	Ore Type	ktonnes	TCu %	TCo %	EQCu %

	oxide	89,665	2.622	0.363	4.889
	mixed	22,209	3.654	0.355	5.874
MEASURED	sulphide	10,256	4.273	0.326	6.312
	leached	86	0.213	0.483	3.232

	Total	122,216	2.947	0.358	5.187

	oxide	134,878	2.303	0.256	3.905
	mixed	66,304	2.881	0.195	4.101
INDICATED	sulphide	24,997	3.255	0.277	4.989
	leached	699	0.212	0.476	3.186

	Total	226,877	2.571	0.241	4.080

	oxide	224,541	2.431	0.299	4.298
	mixed	88,513	3.075	0.235	4.546
MEASURED & INDICATED	sulphide	35,254	3.551	0.291	5.374
	leached	785	0.212	0.477	3.191

	Total	349,092	2.702	0.282	4.467

	oxide	55,447	2.089	0.222	3.477
	mixed	44,820	2.383	0.184	3.535
INFERRED	sulphide	40,245	1.970	0.244	3.494
	leached	378	0.185	0.341	2.315

	Total	140,889	2.144	0.216	3.497

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 18

Tenke Fungurume Project Technical Report

The following table summarizes the 2008 year end measured, indicated and inferred resources by deposit for those mineralized areas modeled to date.

Table 1-3 2006 Mineral Resource Estimate by Deposit

Kwatebala Block Inventory
Cut-off Grade = 1.5% EQCu

Class	Ore Type	ktonnes	TCu %	TCo %	EQCu %

	oxide	60,213	2.136	0.368	4.437
	mixed	4,208	1.938	0.349	4.119
MEASURED	sulphide	1,703	2.094	0.332	4.171
	leached

	Total	66,124	2.123	0.366	4.410

	oxide	27,245	1.744	0.365	4.026
	mixed	5,384	1.849	0.329	3.907
INDICATED	sulphide	3,480	1.738	0.375	4.085
	leached

	Total	36,109	1.759	0.361	4.014

	oxide	87,458	2.014	0.367	4.309
	mixed	9,592	1.888	0.338	4.000
MEASURED & INDICATED	sulphide	5,183	1.855	0.361	4.113
	leached

	Total	102,233	1.994	0.364	4.270

	oxide	5,817	1.539	0.346	3.701
	mixed	2,916	1.572	0.332	3.651
INFERRED	sulphide	3,775	1.605	0.363	3.875
	leached

	Total	12,508	1.567	0.348	3.742

Fungurume Block Inventory
Cut-off Grade = 1.5% EQCu

Class	Ore Type	ktonnes	TCu %	TCo %	EQCu %

	oxide	11,661	4.921	0.472	7.870
	mixed	17,109	4.071	0.367	6.368
MEASURED	sulphide	8,373	4.761	0.327	6.803
	leached

	Total	37,143	4.493	0.391	6.938

	oxide	2,222	3.590	0.498	6.702
	mixed	6,425	3.507	0.311	5.454
INDICATED	sulphide	12,391	4.524	0.308	6.452
	leached

	Total	21,038	4.115	0.329	6.174

	oxide	13,883	4.708	0.476	7.683
	mixed	23,534	3.917	0.352	6.118
MEASURED & INDICATED	sulphide	20,764	4.619	0.316	6.593
	leached

	Total	58,181	4.356	0.369	6.661

	oxide	495	3.351	0.360	5.599
	mixed	863	3.328	0.358	5.565
INFERRED	sulphide	4,791	4.263	0.287	6.058
	leached

	Total	6,149	4.058	0.303	5.952

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 19

Tenke Fungurume Project Technical Report

Tenke Block Inventory
Cut-off Grade = 1.5% EQCu

Class	Ore Type	ktonnes	TCu %	TCo %	EQCu %

	oxide	16,295	2.697	0.284	4.470
	mixed	795	3.811	0.154	4.774
MEASURED	sulphide	180	2.196	0.244	3.719
	leached	86	0.213	0.483	3.232

	Total	17,357	2.731	0.278	4.470

	oxide	43,733	2.064	0.299	3.936
	mixed	11,105	2.337	0.255	3.930
INDICATED	sulphide	4,931	2.044	0.237	3.525
	leached	699	0.212	0.476	3.186

	Total	60,467	2.091	0.288	3.893

	oxide	60,028	2.236	0.295	4.081
	mixed	11,900	2.436	0.248	3.986
MEASURED & INDICATED	sulphide	5,111	2.049	0.237	3.532
	leached	785	0.212	0.477	3.191

	Total	77,824	2.234	0.286	4.022

	oxide	14,720	1.971	0.286	3.759
	mixed	10,993	1.867	0.241	3.374
INFERRED	sulphide	18,497	1.531	0.247	3.074
	leached	217	0.283	0.393	2.740

	Total	44,427	1.754	0.259	3.374

Fwaulu Block Inventory
Cut-off Grade = 1.5% EQCu

Class	Ore Type	ktonnes	TCu %	TCo %	EQCu %

	oxide	853	3.974	0.183	5.117
	mixed	51	3.040	0.116	3.765
MEASURED	sulphide
	leached

	Total	903	3.922	0.179	5.041

	oxide	5,166	3.185	0.164	4.211
	mixed	9,015	3.038	0.158	4.026
INDICATED	sulphide	4,069	2.187	0.154	3.148
	leached

	Total	18,250	2.890	0.159	3.883

	oxide	6,018	3.297	0.167	4.339
	mixed	9,066	3.038	0.158	4.025
MEASURED & INDICATED	sulphide	4,069	2.187	0.154	3.148
	leached

	Total	19,153	2.939	0.160	3.938

	oxide	2,013	2.507	0.177	3.613
	mixed	7,707	2.141	0.181	3.272
INFERRED	sulphide	11,392	1.861	0.188	3.034
	leached

	Total	21,112	2.025	0.184	3.176

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 20

Tenke Fungurume Project Technical Report

Kansalawile Block Inventory
Cut-off Grade = 1.5% EQCu

Class	Ore Type	ktonnes	TCu %	TCo %	EQCu %

	oxide	328	2.913	0.118	3.650
	mixed	18	3.449	0.164	4.474
MEASURED	sulphide
	leached

	Total	346	2.941	0.120	3.692

	oxide	14,539	2.692	0.145	3.598
	mixed	7,544	2.911	0.178	4.023
INDICATED	sulphide	45	1.715	0.155	2.686
	leached	0.1	0.060	0.230	1.500

	Total	22,129	2.764	0.156	3.741

	oxide	14,868	2.697	0.144	3.599
	mixed	7,561	2.912	0.178	4.024
MEASURED & INDICATED	sulphide	45	1.715	0.155	2.686
	leached	0.1	0.060	0.230	1.500

	Total	22,475	2.767	0.155	3.740

	oxide	11,509	2.117	0.180	3.242
	mixed	6,384	2.815	0.171	3.887
INFERRED	sulphide	1,742	1.842	0.204	3.117
	leached	161	0.053	0.270	1.744

	Total	19,797	2.301	0.180	3.427

Mwadinkomba Block Inventory
Cut-off Grade = 1.5% EQCu

Class	Ore Type	ktonnes	TCu %	TCo %	EQCu %

	oxide	18	1.699	0.207	2.991
	mixed	0	1.958	0.054	2.296
MEASURED	sulphide
	leached

	Total	18	1.704	0.203	2.976

	oxide	12,348	3.539	0.147	4.459
	mixed	14,041	3.020	0.142	3.911
INDICATED	sulphide	61	2.975	0.053	3.308
	leached

	Total	26,450	3.262	0.144	4.166

	oxide	12,366	3.536	0.147	4.457
	mixed	14,042	3.020	0.142	3.911
MEASURED & INDICATED	sulphide	61	2.975	0.053	3.308
	leached

	Total	26,468	3.261	0.144	4.165

	oxide	3,345	3.232	0.101	3.864
	mixed	5,570	2.661	0.130	3.474
INFERRED	sulphide	47	1.755	0.078	2.239
	leached

	Total	8,962	2.870	0.119	3.613

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 21

Tenke Fungurume Project Technical Report

Mambilima Block Inventory
Cut-off Grade = 1.5% EQCu

Class	Ore Type	ktonnes	TCu %	TCo %	EQCu %

	oxide	297	2.706	0.110	3.394
	mixed	28	2.992	0.189	4.174
MEASURED	sulphide
	leached

	Total	325	2.731	0.117	3.462

	oxide	29,624	2.215	0.190	3.403
	mixed	12,790	3.194	0.122	3.960
INDICATED	sulphide	21	1.628	0.013	1.704
	leached

	Total	42,434	2.510	0.169	3.570

	oxide	29,921	2.220	0.189	3.403
	mixed	12,818	3.194	0.122	3.960
MEASURED & INDICATED	sulphide	21	1.628	0.013	1.704
	leached

	Total	42,759	2.512	0.169	3.569

	oxide	17,548	2.051	0.179	3.172
	mixed	10,386	2.844	0.107	3.514
INFERRED	sulphide	0	1.420	0.015	1.515
	leached

	Total	27,934	2.346	0.152	3.299

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 22

Tenke Fungurume Project Technical Report

Grade tonnage curves for the block model inventory of oxide and mixed resources are shown in the two figures below. The first shows measured and indicated combined and the second shows inferred resources.

Figure 1-4 Block Model Grade Tonnage Curve Measured & Indicated

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 23

Tenke Fungurume Project Technical Report

Figure 1-5 Block Model Grade Tonnage Curve - Inferred

     1.4.2 Mineable Reserves

The open pit mineable reserves estimated for Tenke Fungurume are summarized in the table below. These reserves form part of the above noted Mineral Resources. Reserves have been reported based upon break-even net ore value using variable recovery and operating costs that reflect variable gangue acid consumption and acid soluble grades. As an example to put this in context a typical tonne of ore at Kwatebala would incur total direct onsite costs of $40.77/t milled plus $0.334/lb in downstream costs. The net equivalence factor for mine planning is 3.96 and the equivalent copper cutoff grade is 1.46% acid soluble copper equivalent using $1.60/lb copper and $10.00/lb cobalt.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 24

Tenke Fungurume Project Technical Report

Table 1-4 Mineable Reserves

Area	Ore t x 1000	Cu%	Co%

Kwatebala
Proven	47,138	2.44%	0.40%
Probable	18,316	2.05%	0.41%
Sub-total	65,455	2.33%	0.40%
Tenke (Goma)
Proven	11,344	3.26%	0.31%
Probable	24,788	2.52%	0.35%
Sub-total	36,132	2.76%	0.34%
Fwaulu
Proven	803	4.23%	0.18%
Probable	4,138	3.89%	0.17%
Sub-total	4,941	3.95%	0.17%
Mwadinkomba
Proven	13	1.70%	0.20%
Probable	4,106	4.13%	0.22%
Sub-total	4,119	4.13%	0.22%
Kanasawile
Proven	261	3.23%	0.12%
Probable	8,610	3.08%	0.15%
Sub-total	8,871	3.08%	0.15%
Summary
Proven	59,594	2.62%	0.37%
Probable	59,924	2.67%	0.32%
Total	119,518	2.64%	0.35%

     1.5 Mine and Production Plans

The Tenke Fungurume deposits are being mined using continuous miners combined with conventional drill-blast, load and haul open pit techniques. Pre-production mining starting at the Kwatebala deposit is well advanced and stockpiles approaching 1 million tonnes of mill ore feed have been prepared ahead of plant startup.

Nominal daily mill feed of oxide ore is expected to be 8,000 tpd. Current proven/probable reserves support an initial facility life of 42 years of oxide ore feed, with the first 33 years being fresh ore feed followed by 9 years of stockpiled lower grade ore processed through the mill. Total waste mined will be 440 million tonnes in the current mine plan.

Average metal production is expected to be at least 115,000 tpa of copper cathode, LME Grade A quality. Cobalt production will be at least 8,000 tpa, initially in hydroxide. Peak capacity of the hydroxide circuit is 12,000 tpa. Basic design has been completed for a cobalt metal refinery which is planned for completion in a subsequent expansion.

The initial facility has a mine plan with high grade ore feed for at least the first 10 years of mining. Given the mineral concessions exploration potential, the intent is to continue to aggressively drill new mineralized areas to maintain high grade feed streams and to support major expansions.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 25

Tenke Fungurume Project Technical Report

While the initial Tenke Fungurume Project has been designed for 115,000 tpa copper production, certain systems and facilities have been installed with expansion capability already built in, such as civil works done for a plant of double the initial capacity, water and power supply systems with spare capacity and other key infrastructure which will not need modification to support a major expansion. The intent is to expand the facilities in stages to potentially reach in excess of 400,000 tpa of copper production from oxides, mixed and sulphide ores mined concession wide.

     1.6 Exploration Potential

The Tenke Fungurume mineral concessions contain numerous outcropping mineral deposits many of which have not yet been drilled or modeled. During 2008, FCX drilled 15 deposits. Due to data and time availability, less than half of these have been assessed with mineral resource models and only a third of these have ore reserve assessments.

Two very significant mineralized areas – North Pumpi and Pumpi have been subject to sufficient drilling to suggest that these adjacent areas are likely to provide material upside to the overall concession mineral resource and ore reserves on the concession. Other areas which have undergone drilling that may provide additional mineral resources in due course include Shinkusu just south west of Kwatebala, Ditoma which is north west of the plant site, and Kazinyanga East , Kazinyanga South, and several other outcropping Katanga series fragments which are part of the Dipeta Syncline mineralization. Further to the east, drilling continues on several of the 12 Fungurume “gisements” where known mineralization is also expected to add to the mineral resource as drilling progresses.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 26

Tenke Fungurume Project Technical Report

     1.7 Conclusions and Recommendations – Mineral Resources and Reserves

The main conclusions arising from review of the resource and reserve estimates are as follows:

•

Geological modelling and resource estimation by FCX has been done in a professional manner and the modelling techniques continue to evolve and improve with better understanding of the geology and grade distribution.

•	The resource classification criteria has been applied in a clear and conservative manner

•	The mine plan has been developed in a clear and logical manner. Pit limits, designs and development schedules support the operating and capital cost estimates

•	It is anticipated that ongoing exploration will continue to increase the overall resources and upgrade classification of known resources.

The following recommendations are offered:

•

Mine planning should be updated on an ongoing basis as new resource models are developed and updated LAK modeling techniques have been used in the more recent resource estimates. The results of this modeling are extremely encouraging and it is expected that the techniques will be further refined as the project moves ahead and additional deposits are taken from resource potential to resource.

•	Re-estimate older block models (Fungurume/Fwaulu) using new LAK methodology and all available data.

•

Prepare and archive detailed descriptions of all resource models, clearly stating all data, assumptions and methods used for interpolations and assignments including any assay adjustments and grade capping.

•	Adopt standardized methodology as much as possible for density, acid soluble/GAC determinations and classification.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 27

Tenke Fungurume Project Technical Report

2 Introduction and Terms of Reference

Lundin Mining Corporation indirectly owns 24.75% of TFM that is developing the Tenke Fungurume deposits. This technical report has been prepared for Lundin Mining Corporation. The report has been prepared to provide a resource and reserve update summary based upon mineral exploration activities undertaken during 2006, 2007 and 2008. The report has been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects and has been prepared for Lundin Mining Corporation in compliance with its disclosure obligations according to Canadian regulatory requirements.

In 2007 a report was prepared by GRD Minproc Inc. entitled “Tenke Fungurume Feasibility Study February 2007, Technical Report, Katanga Province, DRC”. Sections of this earlier report have been repeated in this current report with changes and updates where appropriate.

Qualified personnel have been to the Tenke Fungurume property

•

John Nilsson P.Eng. undertook visits to Tenke Fungurume February 16 to February 18 2006 and January 26to January 30, 2009 during which time he reviewed geological data and and visited the subject properties.

•	Ron Simpson P.Geo. undertook visits to Tenke Fungurume January 26to January 30, 2009 during which time he reviewed geological data and and visited the subject properties.

•

William McKenzie P.Eng;MBA is an independent consultant and performed an on-site audit of the project engineering, procurement, logistics, and construction status including interviews of key personnel and conducted project reviews at project offices between June 20 and July 04, 2008.

3 Reliance on other experts

This report has been prepared by John Nilsson P.Eng., Ron Simpson P.Geo. and William McKenzie P.Eng;MBA. The resource models presented in this report that also provide the basis for reserve statements and mine plans have been prepared by Freeport-McMoRan Copper and Gold Inc.

The authors of this report state that they are qualified persons for those areas as identified in the appropriate “Certificate of Qualified Person” attached to this report. The authors have relied upon, and believe there is a reasonable basis for this reliance, the experts and reports, who/which have contributed key information as listed in Section 22 - “References”.

All information relating to Social and Environmental aspects, infrastructure, mineral rights, legal regime, market analysis, product pricing, capital and operating costs, resulting economic analysis, and corporate structures are as supplied by Lundin Mining Corporation.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 28

Tenke Fungurume Project Technical Report

4 Property Description and Location

     4.1 Location Area and Boundaries

The Tenke Fungurume property comprises two concessions totaling 1,437 km2 in the Katanga Province of the DRC. The Tenke Fungurume Project is located approximately 175 km northwest of Lubumbashi, Katanga Province, and 150 km due north of the border with Zambia.

The exact location of the site is:

•	Latitude 10[o] 34’ south of the equator

•	Longitude 26[o] 11’ east of the Greenwich Meridian

The property boundaries were located consistent with the New Mining Code procedures and the boundary identification and filing system of the new Ministry of Mines Cadastre system, including identification and approval of refined boundaries set by GPS and physical monuments.

     4.2 Tenure, Titles encumbrances

TFM has the right to develop the deposits of copper, cobalt and associated minerals under mining concession no. 1983 and mining concession no. 1994 at Tenke and Fungurume, respectively, in the Katanga Province of the DRC.

The mining concessions were granted to TFM in 1996 pursuant to DRC mining law under a mining convention dated November 30, 1996 (“Original Convention”) by and among Lundin Holdings Ltd. (a Bermudan company, which owns 82.5% of TFM) (“LHL”), the DRC and La Générale des Carrières et des Mines (which owns 17.5% of TFM) (“Gécamines”). The mining rights were later amended and restated in an amended and restated mining convention dated September 28, 2005 (“ARMC”). Lundin Holdings Ltd. has subsequently been renamed TF Holdings Ltd.

When the TFM investment project was agreed to in 1996, the applicable legislation governing the mining industry in the DRC was Ordinance-Law No. 81-013 dated April 2, 1981, enacting the general legislation on mines and hydrocarbons (“Mining Law”). The TFM investment project also was subject to the Ordinance-Law No. 86-028 dated April 5, 1986, (“Investments Code”), establishing criteria for the eligibility to the conventional system under the Mining Law.

3 Renumbered no. 123 by the Cadastre Minier Certificat d’Exploitation no. CAMI/CE/940/2004 dated 3 November 2004; pending division, renewal and renumbering by the Ministère des Mines.
4 Renumbered no. 159 by the Cadastre Minier Certificat d’Exploitation no. CAMI/CE/941/2004 dated 3 November 2004; subsequently divided and renumbered no. 159, no. 4728 and no. 4729 by the Ministère des Mines through Ministerial Decree dated 7 July 2006.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 29

Tenke Fungurume Project Technical Report

Under the Mining Law, large-scale mining is conducted pursuant to the granting of a mining concession, which grants an exclusive right to conduct all operations regarding prospecting, research and exploitation of the mineral substances within the delimited perimeter of the concession, without limit as to depth. The mining concession entitles its holder to proceed with all operations of concentration (milling), metallurgical and chemical treatment and transformation.

Under the Mining Law, a mining concession is granted for a term of 20 years and is renewable once or twice for successive 10-year terms. Thereafter, the mining concession holder may seek to obtain a new concession. The renewal is automatic, provided the concession holder justifies a real activity, presents an exploitation program deemed sufficient by the Service of Mines and duly preformed its legal duties during the prior concession period. TFM’s right for renewal of its mining concessions is further secured by the ARMC, under which the DRC agreed to renew as of right TFM’s mining concessions provided the property remains exploitable.

The Government of the Republic of Zaire and Gécamines entered into the Original Convention with LHL pursuant to the Mining Law on November 30, 1996. The Original Convention was further supported by the Investments Code, satisfying the criteria of an investment of major interest to the economic and social development of the DRC. The Original Convention governed the acquisition and operation by TFM of the deposits of copper, cobalt and other minerals under mining concessions no. 198 and mining concession no. 199 located in Tenke and Fungurume in the Katanga Province and further granted to TFM inter alia, a certain number of tax, customs and other advantages and incentives.

On July 11, 2002, the DRC established a new mining code for mining rights under Law No. 007/2002 (“New Mining Code”). The New Mining Code provided an exception from the application of the New Mining Code for mining conventions which were already duly signed and approved, hence TFM opted to remain under the Original Convention and the Mining Law. The effect is that the Original Convention (and the ARMC as described below) will continue to be governed by the Mining Law, however it was agreed to adopt fiscal terms consistent with those of the New Mining Code (taxes, duties and royalties) so that TFM developed the project providing fiscal benefits to the DRC in concert with fiscal principles included in the new World Bank sponsored code. It was also agreed to apply applicable provisions of the New Mining Code to the Project concerning validation and conformation of the mining concessions granted to TFM in the Original Convention.

After discussions with the DRC and Gécamines, the Original Convention was renegotiated between TFM and the DRC resulting in the ARMC dated September 28, 2005, effective since October 27, 2005. The ARMC amends and restates the Original Convention and is governed by the Mining Law. It sets out the contractual framework for the operation of the Project, the holding of the mining rights, the tax, customs and para-fiscal regimes, the financial and exchange system, the personnel and social investments and the environmental protection regime.

Pursuant to a stability of legislation clause in the ARMC, the rights and obligations of the parties unrelated to the statutory mining regime are primarily governed by the general laws of the DRC in force on November 30, 1996, the date of the Original Convention. The ARMC remains valid so long as the property in the concessions is exploitable.

Originally, mining concessions no. 198 and no. 199 belonged to Gécamines. In 1996, pursuant to the Original Convention, these concessions were transferred to TFM in exchange for a transfer bonus payment. At that time, TF Holdings Limited paid Gécamines US$50 million of the transfer bonus payment. Pursuant to the ARMC, TF Holdings Limited will pay Gécamines an additional US$50 million according to the passage of certain milestones. Upon the entry into force of the ARMC, TF Holdings Limited paid Gécamines US$15 million and in 2008, an additional US$5 million was paid, leaving US$30 million due according to the milestone schedule. Pursuant to the Original Convention and as restated in the ARMC, TFM enjoys all rights and privileges with respect to mining activity in mining concessions no. 198 and no. 199, as renumbered.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 30

Tenke Fungurume Project Technical Report

As part of a DRC Government initiative, approximately 60 mineral rights contracts have been undergoing a review process with the Tenke Fungurume agreements being part of this process. While certain parts of the DRC Government and Gécamines have proposed adjustments to portions of the TFM mining contracts, Lundin Mining and FCX maintain that their mineral contracts are legally binding, fair, enforceable, not subject to unilateral change and are fair to all parties. However, Lundin Mining and FCX respect the process that the DRC Government has embarked upon related to contract review and are cooperating in this dialogue. No material change is expected to these agreements as a result of this process.

As the Tenke Fungurume mineral concessions have never been the subject of commercial mineral exploration, there are no known environmental liabilities for this green-fields project.

     4.3 Permitting Requirements

The development and operation of the project will be subject to a number of laws, regulations, standards and international best practice frameworks dealing with the protection of public health, public safety and the environment. Permits and authorizations are required, such as the construction of the four villages in a new location within the mining concession; wood felling; mine establishments; and mine operations including use of water resources, water discharge and electrical infrastructure improvements.

In addition, TFM will augment these applicable performance standards (legally required) with a number of reference guidelines (not legally required), intended to assure that the project environmental performance meets or exceeds the expectations of the DRC and international stakeholders. Environmental and social action plans have been developed as part of an overall Environmental and Social Impact Assessment (ESIA) to guide compliance with these applicable standards and reference guidelines. The applicable standards are those embodied in the Equator Principles, those set forth in the Amended and Restated Mining Convention (ARMC) and those elaborated in a number of applicable DRC laws. The reference guidelines chosen for the project are USEPA environmental standards, standards of the World Health Organization and standards contained in the 2002 DRC Mining Law (including its 2003 Regulations). Under the terms of the Project’s ARMC, TFM is not legally subject to the environmental and social provisions of the 2002 Mining Law. However, reference will be made to the environmental and social standards contained within the law and the project has been designed to achieve general conformance with the standards.

Additionally, the DRC is a signatory to international treaties. The ones potentially applicable to the Project include the United Nations Framework Convention on Climate Change (“UNFCCC”) and the Kyoto Protocol, Convention on Biological Diversity (“CBD”), Convention on the International Trade of Endangered Species of Wild Flora and Fauna (“CITES”), Treaty on the Central African Forests Commission (“COMIFAC Treaty”) and The Convention on Wetlands of International Importance especially as Waterfowl Habitat (“Ramsar Wetlands Convention”). These treaties and their requirements were considered in the ESIA.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 31

Tenke Fungurume Project Technical Report

5 Accessibility, Climate, Local Resources, Infrastructure and Physiography

     5.1 Topography, Elevation and Vegetation

The dominant landform in the area of the proposed facilities at Kwatebala is the Dipeta Syncline. This formation forms an east-west trending valley approximately 15 km long and 3 km wide. The Dipeta River runs along the valley bottom while the Kwatebala, Goma and Fwaulu orebodies lie on the north-western crest of this valley. The orebodies presently form hills and ridges rising to elevations of about 1,500 m above sea level and up to 170 m above adjacent valleys. The plant site elevation is 1,200 m above sea level. Hillside slopes are generally steep, while valley bottoms are relatively flat. Valley bottoms and gentler slopes generally are farmed by hand or with oxen. The ore deposits lie on a surface water divide, with waters to the north flowing into the Mofya River and waters to the south flowing into the Dipeta River. These rivers are perennial and are used extensively by the local population for all domestic uses.

The project region is within the miombo woodland belt of central Africa. The flora of the LSA is dominated by an agricultural mosaic of croplands and fallow fields. The second most common vegetation type is miombo woodland. The third most common type of vegetation is degraded miombo woodland (miombo woodland that has been impacted by agricultural clearing activity). Copper-cobalt vegetation types occupy less than five percent of the LSA.

Of all vegetation types, the miombo woodland had the greatest species diversity found. There are floral similarities between this vegetation type, the degraded miombo woodland and agricultural mosaic because much of the landscape, if left undisturbed, would be the miombo type. Remnant plants from miombo woodland still exist in the other two vegetation types. Miombo woodland is under pressure from human activities. Clearing for agricultural purposes, charcoal and fuel wood collection, urbanization, infrastructure and industrial development are all reducing the size of the miombo woodland community.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 32

Tenke Fungurume Project Technical Report

     5.2 Access

Tenke and Fungurume are located in the DRC, approximately 175 km northwest of Lubumbashi. Infrastructure within Katanga Province is generally in a poor state of repair. There are no viable port facilities in this region of the DRC. Port facilities are available in The Republic of South Africa (RSA), Tanzania and Namibia. Access routes to ports are via Zambia, Botswana or Zimbabwe.

The road from Lubumbashi between Likasi and Tenke Fungurume has been upgraded to support the transportation of supplies for construction and operation of the mine.

Figure 5-1 Road Upgrade Likasi to Tenke Fungurume

The airstrip at Tenke Fungurume has also been upgraded for landing of charter flights.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 33

Tenke Fungurume Project Technical Report

A regional map showing the road from Kitwe (Zambia) to the border at Kasumbalesa, through to Lubumbashi, Likasi, Fungurume and Tenke is presented in Figure 5-2. The insert in the top right-hand corner shows the road from Kakanda to Fungurume and Tenke.

Figure 5-2 Regional Map Showing Access Route from Zambia to Tenke

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 34

Tenke Fungurume Project Technical Report

The rail system in the Katanga province servicing Tenke and Fungurume is a single track, accommodating only two trains per week with speeds limited to 25 km per hour, due to lack of maintenance of the tracks, and is inadequate for projected project requirements. No attempt has been made to upgrade this system.

From the DRC/Zambian border at Kasumbalesa, apart from some rail limitations, the transport infrastructure of the transit countries is generally adequate and provides a number of options for construction and operational requirements.

Road distances from Tenke to points of transit or import/export are as follows:

Ndola (Zambia – transit)	460 km

Johannesburg (RSA – transit)	2,560 km

Dar es Salaam (Tanzania – port)	2,490 km

Walvis Bay (Namibia – port)	2,955 km

Richards Bay (RSA – port)	3,000 km

Durban (RSA – port)	3,160 km

     5.2.1 Proximity to Local Population Centers

The mine site is located in a hilly region within the Kolwezi District, between the urban centers of Fungurume and Tenke. A total of 41 rural villages also fall within the TFM project’s LSA, including Mpala, Mitumbu, Mulumbu, Kiboko, Amoni, Mwela Mpande Gare, Kwatebala Gare and Lukotola. With a combined population of over 52,000, Tenke and Fungurume each serve as a primary transportation center and marketplace for the region. Between the urban centers of Tenke and Fungurume is a patchwork of farm fields, villages, forests and mineralized lands, which have undergone significant artisanal mining activities in the recent past.

Volumes of motorized traffic along roadways within the LSA are variable. Bicycle and pedestrian traffic remain the primary modes of transportation and account for a significant amount of the road traffic. The general condition of roads in the LSA has been significantly improved by the project in 2007 to facilitate the movement of goods, supplies and people.

     5.2.2 sufficiency of surface rights

The DRC Mining Code provides surface usage rights to the owner of mineral concessions which have reached the exploitation level. The considerable size of the Tenke Fungurume mineral concessions and the extent of mineralization present ample opportunity for expansion in the future. Future expansion potential has been considered and the following areas have been designed to accommodate expansion on surface areas controlled by TFM: The permanent village, to house operations personnel, has been designed on a modular basis for expansion purposes; the process plant layout allows for either incremental expansion or addition of complete unit operations; road and power corridors have adequate space for expansion and additional sites have been identified for tailings impoundment.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 35

Tenke Fungurume Project Technical Report

     5.2.3 availability and sources of power

The power supply to the plant site is provided via a high voltage overhead line from the Fungurume substation to the switchyard at the plant site. The power distribution around the plant is at 11 kV, 15 kV, 33 kV, 220 V, 380 V and 690 V as necessary for the operation of equipment. Power is also be supplied to the permanent village from the Fungurume substation via a separate overhead line.

The Fungurume substation has been upgraded to provide a reliable power supply to TFM. TFM electrical load has been interconnected to the Fungurume substation in the Katanga grid, which is supplied by hydroelectric power. La Société Nationale d’Electricité (SNEL) is the state owned electric utility company serving the region and also exporting power to Zambia and South Africa. The Katanga grid receives 125 MW power from the Inga grid (1,800 MW installed generation capacity) through a DC link (500 MW inverter capacity). To satisfy the local load and the export to Zambia, the Katanga grid utilizes the following installed hydro-generation capacity (465 MW):

Nseke: (4 X 65 MW – 3 operating); 120/220 kV step-up; installed in 1956

Nzilo: (4 X 25 MW – 2 operating); 120 kV; installed in 1952

Mwadingusha: (3 X 10 MW & 3 X 12 MW – 3 operating); installed in 1928 and one additional unit added in 1953

Koni: (3 X 12 MW – 2 operating); installed in 1953

Smaller hydroelectric generation is connected to the 120 kV subsystem

The Katanga grid has two subsystems: 220 kV (Kolwezi SCK) and 120 kV (Kolwezi R.O.). Kolwezi R.O. connects to the Nzilo generation (120 kV). Kolwezi SCK connects to the Inga DC link and Nseke 220 KV stepped up voltage. Kolwezi R.O and Kolwezi SCK are connected by 220/120 kV transformers. Fungurume substation is approximately 100 km from Kolwezi TFM is connected to Fungurume with a new transmission line (17 km). The local Tenke load is served by both the 120 kV line from Kolwezi R.O. and the 120 kV system stepped down from the three 220 kV transmission lines from Kolwezi SCK. The 120 kV local system is interrupted when the power is needed to support the export requirements.

TFM has signed a long term contract with Société National d’Électricité Limitée (SNEL) for supply of electricity from SNEL’s Nseke Power Station located west of the Tenke concessions towards Kolwezi. A separate contract includes provisions for TFM to loan SNEL the funds required to recondition the hydro electric station and increase generating capacity from three to four 65 megawatt units, as well construct new local transition lines to service the mine and neighbouring communities. The costs for this work will be repaid to TFM through a credit against future electricity charges. The initial phase of reconditioning the power station and construction of power lines is to be complete during the second quarter of 2009 and refurbishment of the generating units’ is to be complete during 2011.

TFM has secured five agreements with SNEL: a long-term purchased power agreement (PPA) to set the price TFM will pay for power, two finance agreements to finance improvements to the power system infrastructure, a maintenance agreement to ensure system reliability and an administration agreement to implement the finance and maintenance agreements.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 36

Tenke Fungurume Project Technical Report

     5.2.4 availability and sources of water

Water supply is available within a reasonable distance of the mine site and plant. Appropriately spaced wells in three sub-catchments surrounding Kwatebala will sustain the mining and plant processes, with standby capacity. The three well-field areas in order of preference or convenience are near the plant site, south of Kwatebala and northwest of the TSF.

Additional process water requirements come from a combination of water from the TSF supernatant return water and run-off storm water collected from the waste rock stockpiles and plant site.

Potable water will be supplied to and reticulated throughout, the permanent village located north of Fungurume. The water for this application will be sourced from independent wells located at Fungurume.

     5.2.5 availability of tailings sites

Sites for the tailings, waste rock and domestic landfill have been identified. The tailing facility lies to the west of the process plant and north-west of the Kwatebala pit. Waste rock will be placed in several sites to both the north and south of the plant site.

     5.2.6 management of waste

Management of wastes will include dedicated facilities for tailings, waste rock, and domestic, industrial and hazardous waste. All hazardous waste will be transported off site. Objectives for waste management will be for:

•	Waste reduction, recycling, reuse and composting, and onsite treatment, as applicable
•	Safe storage of any waste produced. Storage of wastes will be conducted such that effects to the environment (air, surface water, groundwater) will be minimized

The tailings facility is lined with an impermeable liner and virtually all tailings water will be recycled to the processing plan. Storm water runoff from waste rock stockpiles, low grade ore stockpiles and from the plant site will also be collected and recycled to the processing plant.

Solid wastes will be classified and sorted according to their characteristics as recyclable, suitable for clean landfill, compostable, or hazardous.

A comprehensive monitoring program will be implemented to track waste volumes and types, assess surface and groundwater conditions upgradient and downgradient of each major facility, and assess the integrity of the leachate collection systems, diversion berms and monitoring systems.

     5.2.7 processing plant and Location

The processing plant is located 16 km west of the Fungurume village and 8 km north east of the Tenke settlement. The location was selected on the basis of proximity to the Kwatebala and Goma deposits and topography in that area. The plant is capable of processing 8,000 dmtpd of ore from the Kwatebala area to produce up to 115,000 mtpa copper cathode and in excess of 8,000 tpa cobalt.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 37

Tenke Fungurume Project Technical Report

     5.3 Climate

The DRC’s location in Africa, together with its undulating to high plateaus places it within the KÖppen climatic classification of Cw, i.e. mild rainy, moist sub-tropical mid-latitude with dry winters. Three seasons can be recognized. The climate is cool and dry between May and August, hot and dry between September and October, and rainy between November and April.

The average annual rainfall is approximately 1,150 mm. The daily average relative humidity in the most humid month of January is 85%. The daily average in the least humid months between July and September is 55%.

Monthly average temperature	28°C (max); 20°C (min) – September
22°C (max); 13°C (min) – June

Extreme maximum temperature	36.2°C – September

Extreme minimum temperature	3.8°C – June

Maximum annual recorded rainfall	1,419 mm

Average annual rainfall	1,161 mm

Dry season	May – October

Wet season	November – April

Heaviest rains	December/January/March

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 38

Tenke Fungurume Project Technical Report

6 History

The Tenke Fungurume deposits have a history dating back to 1917. Although numerous studies, drilling campaigns and development efforts have been undertaken, the deposits have never been mined commercially. There are numerous discreet, generally outcropping deposits located within the concessions. The current mine plan addresses the development of and production from five deposits, Kwatebala, Tenke (Goma), Fwaulu, Mwadinkomba and Kansalawile. A summary of the history of Tenke Fungurume is given in Table 6-1.

Table 6-1 History of Tenke Fungurume

Date	Event or Milestone

1917 to 1921 & 1942-1968	Union Minière du Haut Katanga (UMHK) drilling, trenching, pitting and adit development at Fungurume and Tenke

1969 to 1970	La Générale des Carrières et des Mines du Zaïre (Gécamines) Limited drilling at Fungurume and Tenke

1971

Société Minière de Tenke Fungurume (SMTF) operating Arm of partners Charter Consolidated Limited (28%), Amoco Minerals Co (28%), Tempelsman and Son (3%), Omnimine (7%), Mitsui (14%) and the Zairian Government (20%) assumed control

1971 to 1976	$280 M expended for exploration, various studies, equipment and site infrastructure

1976	SMTF terminated interest due to deteriorating political and social situation, falling copper price and delays in construction of a power line through the region control reverted to Gécamines

1994	Lundin Holding Limited (LHL) commenced discussions with Gécamines

1994	Lundin commissioned SNC Lavalin Ltd’s Mining and Metallurgical Division to assist in completing technical evaluation

Dec 1994	Gécamines issued invitations for proposals to develop property

Jan 1995	Gécamines issued invitations to five additional companies and extended the deadline to April 1995

July 1996	LHL was advised they were the successful bidder

Nov 1996	TFM Mining Convention and Formation Agreement negotiated

Jan 1997	KSLE, wholly-owned company in SNC Lavalin Group, started bankable feasibility study using seven sub-consultants. LHL was supported by nine specialty sub-consultants.

May 28, 1997	TFM Mining Convention and Formation Agreement finalized under DRC Law

Dec 1998	BHP enters into Exclusive Option to Purchase LHL Shares

Feb 1999	LHL halts Feasibility Study work and declares force majeure

2000	BHP commissioned Bateman to conduct conceptual study

Dec 2000	Phelps Dodge enters into option agreement to acquire one-half of BHP’s interest

Sept 2002	Phelps Dodge acquires remaining interest in the Exclusive Option to Purchase LHL Shares

Jan 2003	Phelps Dodge commissions Bateman Engineering to prepare a scoping study

Sept 2003	Phelps Dodge and TMC submit formal proposal to amend the existing project agreements

2004-2005	Phelps Dodge supports TFM negotiations with DRC for Amended and Restated Mining Convention (ARMC)

Sep 28, 2005	ARMC and Amended Shareholder Agreement executed by DRC government and Gécamines

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 39

Tenke Fungurume Project Technical Report

Date	Event or Milestone

Oct 27, 2005	Presidential Decree authorizes ARMC and Amended Shareholder Agreement

Nov 1, 2005	Phelps Dodge exercises option to take 70% direct interest in LHL

Nov 4, 2005	Force majeure lifted by LHL

2005-2006	Feasibility Study conducted by GRD Minproc; ESIA conducted by Golder

Feb – Dec 06	16,000 meter core drilling program by Phelps Dodge

Aug 2006	Commenced detailed design

Dec 2006	Phelps Dodge Board conditionally approved construction

Feb 2007	Civil work mobilized on site

Mar 2008	Open pit stripping commences

Mar 2009	Pre-commissioning and plant startup

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 40

Tenke Fungurume Project Technical Report

7 Geological Setting

The section below is taken primarily from KSLE 1998 with additions from PD 2007.

The Tenke Fungurume copper-cobalt deposits are typical of those that comprise the Central African Copperbelt. The Copperbelt is located in a major geological structure called the Lufilian Arc, a 500 km fold belt that stretches from Kolwezi in the southern DRC to Luanshya in Zambia. The deposits of the Tenke Fungurume district are located at the northernmost apex of the arc as shown in Figure 9.1. The arc formed between the Angolan Plate to the southeast and Congo Plate to the northwest during the late Neoproterozic, approximately 650 to 600 million years before present (Ma). Rocks in the arc are exposed in a series of tightly folded and thrust anticlines and synclines, generally trending east-west to southeast-northwest in the southern DRC.

The Tenke Fungurume group of sediment hosted copper cobalt deposits occurs near the base of a thick succession of sedimentary rocks belonging to the Katanga System of Proterozoic age (650-1050 Ma).

The older rocks of the basement complex belonging to the Kibara Supergroup, form the framework within which the Katangan sediments were deposited and consist of granitic rocks and metamorphosed sediments. Sedimentation took place in shallow intra-cratonic basins bounded by rifts.

A series of cratonic events of Pan African age (650 Ma to 500 Ma) resulted in extensive deformation of these rocks. The principal tectonic event is referred to as the Lifilian Orogeny and this led to the formation of the Lufilian Arc.

All of the major Zambian and Congolese copper-cobalt deposits are located along this 500 km long arcuate structure, which extends from Kolwezi in the Congo to Luanshya in Zambia. The Tenke and Fungurume deposits are located in the northernmost apex of the arc.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 41

Tenke Fungurume Project Technical Report

Figure 7-1 Regional Geology

Source: J Cailteux, Journal of African Earth Sciences, Vol. 19 No. 4 pp. 279-301, 1994

The Roan Supergroup comprises a series of detrital and shallow marine sediments deposited in settings ranging from continental rift basins to intra-cratonic shallow marine platforms. Two major transgressions have been documented. The first commenced with the deposition of the RAT Group (R1) and ending with the Mines Group (R2). The second started with the Dipeta Group (R3) and ended with the Mwashya Group (R4). The stratiform copper-cobalt deposits occur at the base of the Mines Group.

The onset of Katanga sedimentation was marked by deposition of coarse continental sediments in rift bounded basins of restricted extent. In Zambia, the base is well defined by the presence of very coarse conglomerates. At Tenke Fungurume, the sediments of the initial rift-filling phase form the RAT Group (R1), a sequence of reddish, massive and stratified terrestrial sediments. The reddish coloration is due to the abundance of hematite. Pseudomorphs after anhydrite and gypsum, and desiccation cracks, argue for a shallow (possibly inter-tidal) deposition environment at the close of deposition of the RAT Group. The upper 4-8 m of the RAT Group, which is often well mineralized, is characterized by a change in composition. Here chlorite is an important constituent, which is reflected by a change in color to greyish-green. This change in color occurs immediately below the base of the Mines Group (R2), a series of siliceous, laminated, locally stromatolitic, carbonates (dolostones).

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 42

Tenke Fungurume Project Technical Report

In the unweathered zones, these rocks are predominantly grey, often with significant carbonaceous material present along bedding planes. The color change reflects the transition from oxidizing to reducing conditions, which accompanied the change in depositional environments from continental to shallow marine (tidal and lagoonal) in an intra-cratonic platform setting. The change occurred near the end of the first transgressive cycle and is an important and Copper-belt wide control on the formation of the copper-cobalt deposits. Whatever the ultimate process of the ore formation in the Katanga Copperbelt was, it is significant that the principal copper-cobalt mineralization is hosted in the first shales to be deposited in an anoxic environment (representing a critical favorable horizon) following the deposition of the hematitic RAT group.

     7.1 Stratigraphic Column

In Katanga Province, the stratigraphic column is divided into a younger Kundelungu Supergroup and an older Roan Supergroup. The descriptions of the different units are summarized from the Draft Feasibility Study of 1997 and are based upon the terminology of the previous workers in the Katanga Copperbelt as adopted by SMTF. Units are described again from oldest to youngest. The Katanga Sequence is shown in Table 7-1.

The copper-cobalt mineralization is mainly associated with two dolomitic shale horizons (RSF and SDB respectively), each ranging in thickness from 5 to 15 m, separated by some 20 m of cellular silicified dolomite (RSC).

7.1.1.1 RAT Lilas – Roches Argilo-Talqueses

This formation is dolomitic and talcose argillite and dolomitic argillaceous sandstone. It contains abundant specularite and is “lilac” in color. These rocks are highly incompetent, are frequently brecciated and altered and have a conglomeratic appearance. The base of the formation is not observed as it rests on a thrust plane. Its equivalent in Zambia is a basal conglomerate that rests unconformably upon granites and gneisses of the basement complex.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 43

Tenke Fungurume Project Technical Report

Figure 7-2 RAT Sample from Kwatebala

     7.1.2 RAT Grises – Roches Argilo-Talqueses

This formation is fine to medium grained, grey sandy dolomitic argillite and argillaceous sandstone, ranging in thickness from 2 m to 5 m. Normally massive the unit sometimes appears bedded due to the presence of dolomitic bands. This formation is similar to the RAT lilas in that it is equally incompetent and id frequently brecciated and altered. In many locations it is well mineralized.

     7.1.3 D Strat – Dolomies Stratifiees

D Strat occurs in some areas where it forms the lowest part of the lower mineralized zone. It is normally a fine grained well bedded to laminated dolomite and dolomitic shale that is in many places silicified. The formation is generally grey to black, not uniformly developed and ranges in thickness from 0 m to 5 m.

     7.1.4 RSF – Roches Siliceuses Feuilletees

The RSF forms the major part of the lower mineralized zone. It consists of a thinly banded, siliceous dolomitic shale with alternating bands of micaceous shale and microgranular quartz. It is generally pale to dark grey with copper and cobalt minerals as disseminations within the rock and along bedding planes and joints.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 44

Tenke Fungurume Project Technical Report

Figure 7-3 RSF Sample from Kwatebala

     7.1.5 RSC – Roches Siliceuses Cellulaires

RSC is generally a fine to coarse grained, massive, variably silicified dolomite, with a consistent thickness of 20 m. This formation has been leached of carbonate near surface and has a cavernous and cellular cherty appearance. It is normally highly resistant to erosion, and consequently forms conspicuous ridges and hill features.

Stromatolites have been locally observed within RSC and the unit is thought to be a fossilized algal reef. The RSC is often found to be mineralized close to the contacts with the RSF and SDB units.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 45

Tenke Fungurume Project Technical Report

Figure 7-4 Weather Resistant RSC on Ridge at Fungurume

     7.1.6 SD – Shales Dolomitiques

SD is finely laminated dolomitic shale with subordinate dolomite and sparse discontinuous graphitic shale bands. The SD was assumed to be about 90 m thick in the Kwatebala area based on the bulk of the drill intercepts, although regionally it varies from about 30 to 130 m. The basal 10 m known as SDB, consists of pale to dark bluish grey sericitic and dolomitic shale which hosts copper and cobalt mineralization along bedding, joints and other fracture planes. This lower unit comprises the upper mineralized Zone.

At Tenke the top of the SDB is represented by a variable thickness of grey medium grained, massive dolomitic sandstone which grades downwards through shaley sandstone into underlying shales and forms a useful marker horizon. The succession also shows a higher proportion of siliceous and argillaceous dolomites within the SD than has been observed at Fungurume.

     7.1.7 BOMZ – Black Ore Mineralized Zone

Within the SD is a dolomitic unit characterized by the presence of abundant black oxide minerals consisting primarily of manganese oxide and often containing cobalt oxides. It is not always present.

     7.1.8 CMN - Calcaire a Mineral Noire

The CMN is a dolostone that can be broken into two units, a dark, organic dolostone at the base and clean dolostone interbedded with chloritic and dolomitic siltstones at the top (Cailteux, 1994). Drilling at Kwatebala does not distinguish these units consistently and they are not modeled separately. Drill intercepts through CMN at Kwatebala suggest a true thickness of about 90 to 110 m. The unit is unmineralized at Tenke.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 46

Tenke Fungurume Project Technical Report

     7.1.9 Dipeta

The Dipeta Formation is the youngest unit in the Kwatebala deposit. In some reports, the designation RGS is used for the lower part of the Dipeta. It consists of dolostone and argillaceous and dolomitic siltstones in the lower portions and dolostone, limestone, shale, sandstone, and arkose at the top. The Dipeta Formation forms the center of Kwatebala Hill where it is penetrated by many drill holes beneath a nappe of productive Mines Series rocks. Strong Cu-Co mineralization is locally noted at this brecciated fault contact. This is best explained as clasts of the mineralized section caught up in the breccia but could also be from strong supergene mineralization.

Table 7-1 Stratigraphic Column

     7.2 Structure

The Luflian Arc is an intensely folded zone composed of three distinct but related structural units. The outer unit, within which the Tenke Fungurume group of deposits is located, is the most northerly, consisting of tightly folded and thrust blocks of Roan age rocks which have been tectonically transported from south to north, and now rest upon a younger Kundelungu foreland.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 47

Tenke Fungurume Project Technical Report

The Tenke Fungurume concession encloses thrust slices of various dimensions and orientations. The northern portion is relatively undisturbed with a gentle northerly dip, while the southern portion is occupied by the Dipeta syncline. At its eastern extremity the syncline is closed by a series of thrust blocks which form the Fungurume section of the deposits. At the western end, the northern limb of the syncline is terminated by a major dislocation which offsets the Tenke deposits to the northeast.

Within the east-west trending Dipeta syncline both the northern and southern limbs can be traced in more or less continuous ridges of Lower Roan rocks, with more resistant RSC forming the crestal spines. These ridges run approximately parallel for a distance of 14 km, apparently undisturbed. The deeper structure of the syncline is unknown. The presence of small-intermediate scale folds and bedding parallel to faults and the complexity evident in the Tenke Fungurume deposits suggests that the structure is unlikely to be simple.

As in the case with the Kolwezi Nappe, it is possible that the mineralized mega-fragments represent transported blocks of large dimension riding as nappes, or related structures, on series of decollement planes. The overall transport direction has been interpreted as being from south to north.

Both to the north and south, the Dipeta syncline is flanked by numerous blocks or ecailles of Lower Roan rocks. They attain a maximum development south of the syncline where they form, in general, randomly oriented blocks. By contrast the thrust blocks to the north of the northern flank of the syncline are smaller and fewer in number, generally aligned sub-parallel to the strike of the Dipeta syncline, and are seen to rest upon the lower member of the Dipeta formation (RGS) of Upper Roan age.

Since the Kwatebala deposit is the most important economically for the current mine plan, its structural complexity is described in some detail below.

Drilling at Kwatebala commonly passes through a thrust fault and thrust slices beneath the mineralized section, passing into younger rocks, usually the Dipeta Group. Smaller high-angle faults, with displacements of a few meters to tens of meters have been observed above the thrust fault. Understanding the structural framework of these deposits is critical because: faults offset the Cu-Co bearing units, each structural domain has internally consistent strikes and dips, and faults were important in controlling the distribution of supergene mineralization.

Kwatebala can be sub-divided into five major and two minor structural domains:

     7.2.1 Major

West limb-dips gently west at between 15° and 20°. Here the productive section is folded into an anticline that lies almost on its side beneath the southwest end of Kwatebala Hill, having an axial plane that is nearly flat. The fold is truncated by either the base thrust beneath the hill, or by the “Rotator Fault” on the east. The upper limb of this flat anticline is commonly RSC at the surface, with well-mineralized RSF within 10 to 15 m of the surface. The section plunges west on the very western margin of the deposit, again with the RSF relatively near the surface

The North limb continuous stratigraphy dips north at between 25° and 45°

The south limb dips generally south, although in places at outcrop it is overturned dipping steeply north before turning back to dip south. A syncline develops on the south limb that is truncated on the east by a steep, south dipping fault that rotates to become a north-dipping fault on the west end of the deposit. This fault, referred to in modeling as the “Rotator Fault”, strikes approximately east west

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 48

Tenke Fungurume Project Technical Report

South overturned limb - the overturned portion of the south limb.

South ridge - dips steeply north at its western end, passing through vertical to dip south at its eastern end along the “Rotator Fault”

     7.2.2 Minor

East limb - occurs at surface at the eastern end of the deposit on three cross sections 21,100 E, 21,150 E and 21,200 E adjacent to and south of the north limb.

Miscellaneous areas - these are isolated fragments of mineralized zones, mostly located along the axis of the west limb over-turned fold. These fragments are too discontinuous to be interpreted between cross sections.

On the eastern (Fungurume) end of the concession, the area has been fragmented into sixteen separate and randomly orientated mega-fragments, loosely arranged along a southwest-northeast alignment, with each fragment separated from its neighbor by faults. These mega-fragments are referred to as gisements (French term for deposits).

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 49

Tenke Fungurume Project Technical Report

8 DEPOSIT TYPES

The section below is taken primarily from KSLE 1998:

     8.1 Genesis

Over the years since the initial discovery of the copper in the Copperbelt, there have been many and varied theories as to the mode of concentration of the metals found. Before underground mining development provided good exposure of geological contacts, early geologists assumed granitic rocks of the Basement Complex had intruded the sediments and that the copper and cobalt mineralization had selectively replaced parts of the favorable beds by hydrothermal processes. When it was demonstrated on the Zambian Copperbelt that the host rocks are not intruded by but unconformably overlie the granites, the syngenetic origin of the mineralization became widely accepted.

An alternative genetic model invokes formation of a favorable mineralizing environment during deposition of the sediments, subsequently utilized during early diagenetic alteration by basin brines.

There is no consensus regarding the origin of these deposits. The different genetic models include detrital concentration, chemical precipitation under various conditions, circulation of mineral brines during diagenesis, enrichment by evaporation in shallow waters, and remobilization under pressure, produced by folding and thrusting. As mineralization occurs in rocks of diverse type, complex controls are indicated. It is now generally agreed that no one set of rules applies.

Whatever the mechanism that resulted in the formation of these deposits, the stratiform nature of the mineralization, both on the very fine and regional scale, argues for syn-sedimentary processes playing a major role in the ultimate ore-forming process. This results in extensive lateral continuity of the orebodies, often over thousands of meters, as exemplified by such major deposits as Nchanga in Zambia and Kolwezi in the Congo.

     8.2 Deformation

The sequence of bedded rocks that hosts the Tenke Fungurume copper-cobalt deposits is a strongly deformed portion of the Lower Roan Supergroup, forming a series of synclines and anticlines overturned to the north. These are themselves broken by thrusting and faulting into numerous locally isolated blocks or mega-fragments, producing a complex structural environment.

Three geological characteristics of the Tenke Fungurume deposits are noteworthy:

•	Absence of intrusive igneous rocks
•	Very low metamorphic grade
•	Lateral continuity within each isolated mega-fragment

None of the geological maps generated by UMHK, SMTF or Gecamines record any evidence of igneous intrusives. There was no sign of felsic or mafic igneous material in any of the drill holes completed by TFM during the 1997 drilling program.

Despite the high degree of deformation these rocks have undergone, they remain essentially un-metamorphosed. In order to produce the degree of thrusting, folding, and transport of large allochthonous blocks (up to 20 x 10 km) at shallow depth, there must have been abundant pore fluids to lubricate the tectonic processes. One possible source would have been exhalites for which evidence exists (Cailteux 1994). It is suggested that the primary tectonic control may well have been gravity slides, rather than compressive plastic deformation, or a combination of the two.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 50

Tenke Fungurume Project Technical Report

     8.3 Mineralization

The copper-cobalt mineralization is mainly associated with two dolomitic shale horizons (RSF and SDB respectively) each ranging in thickness from 5 to 15 m, separated by 20 m of cellular silicified dolomite (RSC).

     8.4 Age

Due to difficulties associated with extrapolating lithologies over long distances, facies changes and discontinuity due to structural breaks, it was originally thought that the mineralized zones at Tenke Fungurume were Upper Roan Age, that is, not equivalent to the similar deposits occurring in Zambia and at Kolwezi. It is now believed that these mineralized zones can be equated with rocks of the Lower Roan Group. They are therefore the same age as the copper bearing horizons of the Zambian Copperbelt, in common with the other Katanga copper-cobalt deposits.

Figure 8-1 Copper Clearing with Trenching and Caved Adits

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 51

Tenke Fungurume Project Technical Report

9 MINERALIZATION

     9.1 General

The main economic minerals present at Tenke and Fungurume are malachite, chrysocolla, bornite, and hetrogenite.

Primary copper and cobalt mineralogy is predominately chalcocite (Cu2S), digenite (Cu9S5) bornite (Cu5FeS4), and carrollite (CuCo2S4). The presence of organic material, presumably derived from algal mats and stromatolites, may have been one of the factors important in the concentrating of ore metals in particular stratigraphic horizons. There is evidence that the presence of evaporites may also have played a role. Replacement textures among the sulphide minerals suggest a complex history of formation.

Oxidation has resulted in widespread alteration producing malachite (Cu2CO3(OH)2), pseudomalachite (Cu5(PO4)2(OH)4), chrysocolla (hydrated copper silicate) and heterogenite (Co3+O(OH)) ..

A typical exposure of mineralization in a surface working is shown in Figure 9-1

Figure 9-2 Copper Cobalt Mineralization at Tenke – Goma South

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 52

Tenke Fungurume Project Technical Report

The primary copper-cobalt mineral associations are homogeneous in both mineralized zones and any variations are due to the effect of oxidation and supergene enrichment. Consequently the mineral assemblages can be grouped into three main categories dependent upon the degree of alteration – oxide, mixed and sulphide zone.

Dolomite and quartz are the main gangue minerals present. Dolomite or dolomitic rocks make up the bulk of the host strata. Weathering of the host rocks is normally depth related, intensity decreasing with increasing depth, producing hydrated iron oxides and silica at the expense of dolomite, which is leached and removed. As a result, gangue acid consumption (GAC) is lower in the oxide zone.

     9.2 Oxide Zone

The effect of weathering is most evident near surface. As a result of weathering, primary copper sulphides have been altered to form carbonates, silicates, phosphates, oxides, sulfates and native metal. Cobalt sulphides have been altered to cobalt carbonate, oxide and arsenate species.

Any material that has >85% of its copper in oxidized species is considered to fall within the oxide category. The oxide zone at Kwatebala contains malachite as the major copper mineral; pseudomalachite forms a minor constituent and chrysocolla is rarely observes. At Fungurume the oxide minerals can vary from one gisement to another.

The weathering zone has an average depth of 75 m at Tenke and 125 m at Fungurume. These average figures can be misleading as locally depths vary. This is due to preferential weathering along planes of weakness especially in the RSC, the composition of which varies markedly from that of the other units.

Generalizations regarding oxide distribution are possible. Supergene enrichment has led to somewhat elevated copper and cobalt levels near the surface. At Kwatebala, the SDB and to a lesser extent the RSC appear to be preferentially mineralized with regard to supergene cobalt mineralization.

     9.3 Mixed Zone

The oxide zone is separated from a clean sulphide zone by a zone of mixed oxides and sulphides varying in vertical extent and oxide:sulphide ratio. Any material that has between 15% and 85% of its copper in oxide or acid soluble copper species is considered to fall within the mixed category.

Weathering has resulted in supergene enrichment of chalcocite and the redistribution of copper and cobalt mineralization into other strata, mainly the RSC, which do not normally carry significant amounts of hypogene sulphides.

     9.4 Sulphide Zone

The sulphide zone, the least affected by weathering, contains mainly chalcocite and digenite with minor amounts of bornite and carrollite, and rare chalcopyrite. The mixed oxide-sulphide zone is not a clearly defined segment that can be easily delineated and its boundaries with the other zones are often blurred and unclear.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 53

Tenke Fungurume Project Technical Report

     9.5 Gangue Minerals

Dolomite and silica are the main gangue minerals present. Dolomite or dolomitic rocks make up the bulk of the host strata. Weathering of the host rocks is normally depth related, intensity decreasing with increasing depth, producing hydrated iron oxides and silica at the expense of dolomite, which is leached and removed.

10 Exploration

Exploration prior to 2007 has been documented in the previous technical report (GRDMinproc, 2007) and in Section 6. Work completed during 2007 and 2008 consisted primarily of core drilling which is described in the Section 11.

Geophysical (IP) and seismic surveys were carried out in 2008 and will be continuing in 2009. Both exploration techniques show promising results in the detection of sulphide mineralization and deep definition of structure/stratigraphy.

In 2008 a bedrock drilling/sampling program was initiated as a rapid and efficient exploration method in areas of overburden.

Figure 10-1 Concession Boundary and Exploration Targets

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 54

Tenke Fungurume Project Technical Report

Figure 10-2 Deposit Location Map

Figure 10-2 Deposit Location Map

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 55

Tenke Fungurume Project Technical Report

Figure 10-3 Deposit Location Map – With Exploration Drilling

Figure 10-4 Block Model Limits

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 56

Tenke Fungurume Project Technical Report

11 Drilling

     11.1 Historical Drilling

The drilling history of the Tenke Fungurume Deposits goes back as far as 1919. The various drilling campaigns by UMHK, Gécamines, SMTF and TMF are summarized in Table 11-1. Additional descriptions of the various drill campaigns are summarized in Section 12.

Table 11-1 Summary of Drilling Programs to 1997

Time Period	Company	Tenke		Fungurume		Dipeta		Total

		Boreholes	Meters	Boreholes	METERS	Boreholes	Meters	Boreholes	Meters

1919 - 21	UMHK			59	11,101.3	8	1,412.6	67	12,513.9
1942 - 51	UMHK	3	639.3	106	23,684.3			109	24,323.6
1958 - 68	UMHK	196	51,108.1	28	12,352.9			224	63,461.0
1968 - 70	Gécamines	1	82.3	14	3,668.5			15	3,750.8
1971 - 76	SMTF	244	25,094.1	287	38,741.9			531	63,836.0
1981 - 91	Gécamines			82	8,581.6			82	8,581.6
1997	TFM	46	4,268.6			42	5,641.0	88	9,909.6
Total		490	81,192.4	576	98,130.5	50	7,053.6	1,116	186,376.5

All drilling in the databases for Kwatebala, Goma and Fwaulu is core. Hole sizes are generally recorded on the logs. For UMHK, the logs record hole diameter in inches, but the actual core size is unclear. SMTF holes generally started with 100 mm core and then were reduced as needed due to ground conditions. TMC holes generally started with PQ core (85 mm diameter) and then were reduced to HQ (64 mm) and NQ (48 mm), as needed.

Core holes were logged to varying degrees of detail, typically recording the stratigraphic unit, rock type and any obvious copper mineralogy. Cobalt mineralogy doesn’t appear to be as consistently logged. The UMHK logs are in French, while the SMTF and TMC campaigns were logged in English. The SMTF logs typically note, in addition to stratigraphic unit, rock, and copper minerals, the degree of weathering of the core, an estimate of the intact nature of the core, presence of iron oxides, comments on bedding or lamination, relative hardness, and strength of mineralization, if appropriate. Core recoveries are noted on most of the drill logs. Water level was noted on most SMTF logs, but only rarely for UMHK and TMC holes. RQD information was recorded for only the TMC holes. In general, the logging is sufficient to allow the coding of sample intervals for stratigraphic horizon and copper mineralogy and to record core recovery. The water data were used to develop a reasonable estimate of the surface of the water table.

Only portions of the core were assayed in all of the drilling programs. TMC typically assayed a greater proportion of the core than UMHK or SMTF. All three companies would assay all of the RSF and SDB. The SD, RSC and RAT were selectively assayed based on the visual presence of copper mineralization and the proximity to the SDB and RSF contacts. At Kwatebala, 12,472 m of the 40,456 m of core was assayed in 10,462 assay intervals, giving an average assay sample length of 1.19 m.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 57

Tenke Fungurume Project Technical Report

The core from the SMTF and TMC programs was usually stored on site in Fungurume in wooden or metal core trays on shelving in covered but open-sided structures. Assay pulps from these campaigns are also stored on site. A fairly extensive search for the UMHK core on site and in Likasi indicates that few or no samples remain of UMHK drilling from Kwatebala, Goma and Fwaulu. This has raised some concerns about using these data for resource estimation. Earlier models by Mintec and PD used the UMHK drilling, while models were constructed for feasibility that both used and omitted the UMHK drilling. The final models used in planning included UMHK drilling.

Exploratory trenches, mostly oriented north-south at Kwatebala, but also nearly perpendicular to strike across the Mines Series, were originally dug by UMHK and later cleaned, mapped and sampled by SMTF. At Goma, the trenches were typically oriented northwest-southeast, again, nearly perpendicular to strike. Mapping was completed by sketching the trench showing the sample localities. Typically, most of the trench was sampled and assayed. Adits were also mapped by SMTF, recorded as a sketch of the ribs (walls) of the drift showing sample locality. Samples were taken across bedding, that is, to get a true thickness of the unit for assay.

Samples selected for assay were analyzed for total copper and cobalt. In addition, SMTF and TMC usually ran acid-soluble copper and cobalt. UMHK did spot analyses for “copper oxide”, “cobalt oxide” and “copper malachite”, as well as CaO and other elements. Each company used different analytical techniques for acid soluble or oxide assays, making direct comparison of these data difficult. SMTF ran a gangue-acid consumption (GAC) procedure on composite samples across some ore horizons.

     11.1.1 TFM Kwatebala

The drilling carried out at Kwatebala by TFM during 1997 is summarized in Table 11-2.

Table 11-2 TFM Drilling at Kwatebala

Number of Boreholes	Total Metres	Type	Remarks

13	643.2	metallurgical	2 also used for geotechnical data 1 also used for twinning
9	974.8	geotechnical	1 used for metallurgical sampling 1 used for twinning purposes
3	148.0	twin holes	1 used for metallurgical sampling 1 used for geotechnical data
21	2 502.6	infill and other	mainly infill, limited amount to extend resource envelope
46	4 268.6

Some drill holes were used for more than one purpose.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 58

Tenke Fungurume Project Technical Report

     11.1.2 TFM Dipeta Syncline

A total of 31 drill holes of various lengths and orientations were drilled on sections that are in general 500 m apart along an E-W strike direction. They were oriented towards the mineralized zones of the deposit ad drilled to depths mostly within 100-200 m range. The deepest hole is 394 m. The total core drilling in Dipeta from 31 holes was about 4,000 m, including the un-assayed intervals. The assayed intervals for copper and cobalt consisted of approximately 1,650 m.

     11.1.3 TFM Twin Drilling

A short program of twin drilling at Kwatebala has been carried out with four previously drilled holes being re-drilled. These are listed in Table 11-3.

Table 11-3 Twin Hole Drilling Program

		Co-ordinates					Twinned with

Number		X	Y	Incline	Azimuth	Depth m	UM/G	SMTF

1.	TKA34	219.700	325.000	V	-	90.80	T124	17.0/5
2.	TKA36	219.900	325.157	V	-	30.60	T14	19.0/6.55
3.	TKA16	219.900	325.350	-65°	true east	18.00		19.0/8.5
4.	TKA19	220.200	325.252	-70°	magnetic north	92.85		20.0/7.52

The seven ore intersections in the four twin holes confirmed the geological structure, ore zone thickness and ore type. The average grades for equivalent SMTF and TFM intersections were similar, although individual samples displayed high variance. The twinning program illustrates the anisotropy inherent in the oxide ores on a local scale, but when the grade profiles are compared, the intersections are seen to match well.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 59

Tenke Fungurume Project Technical Report

     11.2 General Overview 2006 – 2008

Exploration drilling carried out by PD/FCX between 2006 and the end of 2008 comprised 1268 core holes totaling 188,574 metres. Over 60% of the exploration drillings was completed during 2008. Figure 11-1 summarizes the drill programs on the major targets since 2006.

Table 11-4 Exploration Drilling 2006-2008

	2006		2007		2008		2006-2008 Combined

TARGET	# holes	metres	# holes	metres	# holes	metres	# holes	metres

KWATEBALA	87	10,925.89	203	21,066.28	10	1,027.50	300	33,019.67
MAMBILIMA			43	8,622.23	88	19,094.60	131	27,716.83
MWADINKOMBA					116	20,101.20	116	20,101.20
TENKE (GOMA)			87	11,249.50	50	8,149.00	137	19,398.50
FWAULU	2	390.50	7	1,028.55	49	8,109.90	58	9,528.95
KAZINYANGA			2	112.00	44	8,675.00	46	8,787.00
KANSALAWILE			27	3,032.50	38	5,757.50	65	8,790.00
PUMPI			3	542.50	38	8,032.64	41	8,575.14
FUNGURUME					47	8,293.00	47	8,293.00
SEFU	23	2,631.08	51	4,855.96			74	7,487.04
OTHER TARGETS	17	2,612.12	46	4,315.11	194	30,535.25	257	37,462.48
TOTAL	129	16,559.59	469	54,824.63	674	117,775.59	1272	189,159.81

Most of the recent drilling has been PQ and HQ diameter in order to attain acceptable recovery in the weathered and oxide zones. Drill holes targeting the deeper extensions sometimes required reduction to NQ diameter.

     11.3 Phelps Dodge 2006

The 2006 drill program was mainly focused on the Kwatebala target for confirmation, infill and resource delineation purposes. Condemnation drilling of 11 holes for 2073 m was also carried in the Sefu and Fwaulu areas for the proposed tailings management facility and around the proposed plant site and waste dumps.

Early stage exploration drilling was carried out at Sefu, Ditoma , Shinkusu and Pumpi.

A total of 134 holes were drilled using six drill rigs for a total of 15, 837 m. The program generated 4,570 samples assayed for TCu, TCo, AsCu and As Co. A total of 20.1 km of drill access roads were constructed.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 60

Tenke Fungurume Project Technical Report

Figure 11-1 Plan Map Drilling 2006

     11.4 Freeport-McMoRan 2007- 2008

2007 Program

Eleven separate targets were tested by exploration drilling in 2007 including Kwatebala, Ditoma, Sefu, Fwaulu, Tenke (Goma), Pumpi, Kansalawile, Mambilima, Katuto, Mambilima South and Ditoma West. Eight Boart-Longyear core rigs were used and one RC rig. The drill program included 25 RC holes totaling 2109 m and 415 holes totaling 54772 m. Reverse circulation drillholes were mainly used to drill through unmineralized weathered horizons prior to core drilling.

The program generated 14,525 samples which were assayed for up to 5 elements. A total of 62.5 km of drill access roads were constructed.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 61

Tenke Fungurume Project Technical Report

Figure 11-2 Exploration Targets 2007

2008 Program

The 2008 program was designed mainly to provide data for resource definition and expansion on targets close to the plant site including Tenke (Goma), Kansalawile, Mwadinkomba and Mambilima. The program included 67 RC holes for 6201 m. A total of 17 core drill rigs were operating, drilling 682 drillholes for a total of 111,924 m. The program yielded 40,696 samples for assay of up to 6 elements. Approximately 780 drill platforms and 158 km of drill access roads were constructed.

Bedrock drilling was also introduced in 2008 as a fast and efficient method for exploring in areas with overburden cove.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 62

Tenke Fungurume Project Technical Report

The drilling on each deposit is shown in the figures below by drill campaign.

Figure 11-3 Kwatebala drill plan

Figure 11-4 Fwaulu drill plan

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 63

Tenke Fungurume Project Technical Report

Figure 11-5 Kansalawile drill plan

Figure 11-6 Mwadinkomba drill plan

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 64

Tenke Fungurume Project Technical Report

Figure 11-7 Fungurume drill plan

Figure 11-8 Tenke drill plan

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 65

Tenke Fungurume Project Technical Report

Figure 11-9 Mambalima drill plan

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 66

Tenke Fungurume Project Technical Report

12 Sampling Methods and Approach

     12.1 GENERAL

All drilling in the databases for Kwatebala, Goma and Fwaulu is core. Hole sizes are generally recorded on the logs. For UMHK, the logs record hole diameter in inches, but the actual core size is unclear. SMTF holes generally started with 100 mm core and then were reduced as needed due to ground conditions. TMC holes generally started with PQ core (85 mm diameter) and then were reduced to HQ (64 mm) and NQ (48 mm), as needed.

Core holes were logged to varying degrees of detail, typically recording the stratigraphic unit, rock type and any obvious copper mineralogy. Cobalt mineralogy doesn’t appear to be as consistently logged. The UMHK logs are in French, while the SMTF and TMC campaigns were logged in English. The SMTF logs typically note, in addition to stratigraphic unit, rock, and copper minerals, the degree of weathering of the core, an estimate of the intact nature of the core, presence of iron oxides, comments on bedding or lamination, relative hardness, and strength of mineralization, if appropriate. Core recoveries are noted on most of the drill logs. Water level was noted on most SMTF logs, but only rarely for UMHK and TMC holes. RQD information was recorded for only the TMC holes. In general, the logging is sufficient to allow the coding of sample intervals for stratigraphic horizon and copper mineralogy and to record core recovery. The water data were used to develop a reasonable estimate of the surface of the water table.

Only portions of the core were assayed in all of the drilling programs. TMC typically assayed a greater proportion of the core than UMHK or SMTF. All three companies would assay all of the RSF and SDB. The SD, RSC and RAT were selectively assayed based on the visual presence of copper mineralization and the proximity to the SDB and RSF contacts. At Kwatebala, 12,472.89 m of the 40,456 m of core was assayed in 10,462 assay intervals, giving an average assay sample length of 1.19 m.

The core from the SMTF and TMC programs was usually stored on site in Fungurume in wooden or metal core trays on shelving in covered but open-sided structures. Assay pulps from these campaigns are also stored on site. A fairly extensive search for the UMHK core on site and in Likasi indicates that few or no samples remain of UMHK drilling from Kwatebala, Goma and Fwaulu. This has raised some concerns about using these data for resource estimation. Earlier models by Mintec and PD used the UMHK drilling, while models were constructed for feasibility that both used and omitted the UMHK drilling. The final models used in planning included UMHK drilling.

Exploratory trenches, mostly oriented north-south at Kwatebala, but also nearly perpendicular to strike across the Mines Series, were originally dug by UMHK and later cleaned, mapped and sampled by SMTF. At Goma, the trenches were typically oriented northwest-southeast, again, nearly perpendicular to strike. Mapping was completed by sketching the trench showing the sample localities. Typically, most of the trench was sampled and assayed. Adits were also mapped by SMTF, recorded as a sketch of the ribs (walls) of the drift showing sample locality. Samples were taken across bedding, that is, to get a true thickness of the unit for assay.

     12.2 TFM PROGRAM

The following Section on recent sampling is taken from the KSLE Draft Feasibility Study.

TFM completed a diamond drilling program during the period May to November 1997, at Kwatebala and in the Dipeta syncline area.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 67

Tenke Fungurume Project Technical Report

The mineralized, or potentially mineralized, sections of all the drill cores were sampled and tested for copper and cobalt content. In total 2 959 core samples with a total length of 4 051.6 m were collected and submitted for assay. All survey, geological, sampling and assay data were incorporated into a common database at the Fungurume exploration camp. This section will discuss the standard operating procedures established for core handling, logging, sampling and assaying.

     12.3 Core Handling

Drill core was packed into wooden or metal core trays on site, with the depth of each run marked on wooden blocks and inserted in the trays. These were collected by the geologists and delivered to the core handling area at Fungurume camp. Core handling consisted of:

•	Geological logging
•	Measuring core recoveries
•	Photographing core
•	Marking out samples
•	Cutting core for sampling
•	Sampling core
•	Racking and storage

All logging and sampling of core was carried out by TFM geologists. Photography and recovery measurements were carried out by assistants under geological supervision.

Cores were logged by TFM geologists according to the existing stratigraphic nomenclature and coded using the KSLE coding system established for incorporation into Medsystem®. One additional coding system was introduced at site. The resource code (RESCODE) is used to allow different stratigraphic units to be easily identified and extracted from the geological and assay databases.

Core recoveries were recorded for each borehole, and all cores were photographed to preserve a permanent record.

All cores intersecting mineralized zones were systematically sampled, following the procedure outlined below:

•	Mineralized/potentially mineralized zones marked out
•	Core was marked for cutting. The core was diamond sawed longitudinally to produce two halves - one to be analyzed, the other kept as a permanent record
•	Where sawn core was used to provide metallurgical composites, the second half-cores were re-sawn to produce quarter-cores for assay
•	Sample intervals were marked on cut core - sample number, top depth and bottom depth
•	The cores were sampled from above the top of the UMZ to below the base of the LMZ to establish a continuous grade profile through the mineralized sections
•	Samples were bagged and numbered
•	All samples were logged and the sample number, depths, sample length and stratigraphic unit recorded for each sample
•	Samples were delivered to the sample preparation laboratory
•	The sample data were entered into the computer database
•	All cores were stored under cover at the Fungurume exploration camp after logging, sampling and photography.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 68

Tenke Fungurume Project Technical Report

Figure 12-1 Core Logging

Figure 12-2 Core Sawing

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 69

Tenke Fungurume Project Technical Report

Figure 12-3 Core Sampling

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 70

Tenke Fungurume Project Technical Report

13 Sample Preparation, Analysis and Security

     13.1 Historical Information – Pre 2007

Samples selected for assay were analyzed for total copper and cobalt. In addition, SMTF and TMC usually ran acid-soluble copper and cobalt. UMHK did spot analyses for “copper oxide”, “cobalt oxide” and “copper malachite”, as well as CaO and other elements. Each company used different analytical techniques for acid soluble or oxide assays, making direct comparison of these data difficult. SMTF ran a gangue-acid consumption (GAC) procedure on composite samples across some ore horizons.

13.1.1.1 SMTF STUDIES

          Laboratories

From the start of SMTF’s studies in 1971 to May 1972 all assaying was done at the Rhokana laboratories at Kitwe in Zambia. At that point the Fungurume laboratory was commissioned and from then on all of SMTF’s copper and cobalt assays were done at Fungurume (utilizing the same analytical techniques as at the Rhokana laboratory). From 1972 onwards, the Fungurume laboratory undertook to evaluate the gangue acid consumption (GAC) properties of the material sent for assay, as well as performing routine assays for copper and cobalt.

Assaying for total and acid soluble copper and cobalt was carried out by atomic absorption spectrophotometry (AAS) techniques. For the determination of acid soluble copper and cobalt, samples were leached with warm 5% sulfuric acid saturated with sulfur dioxide for exactly one hour, and the leach solutions analyzed.

          Electrolytic Re-Assays

Atomic absorption results were checked daily by assaying for total copper by electrolysis. Twelve to 18 samples out of the original daily throughput of 100 samples were selected at random, and atomic absorption results were accepted only if they came within 3% of the figures obtained by electrolysis. Otherwise, the entire batch was re-assayed, in accordance with standard practice at the Rhokana laboratory.

          Pulp Re-Assays

A selection of the trench, adit and drill core sample pulps which had been assayed at Rhokana prior to May 1972 were subsequently re-assayed at Fungurume. In addition, some samples originally assayed at Fungurume were later re-assayed at Fungurume.

          Alfred H. Knight Re-Assays

According to SMTF reports, an independent check was made on the performance of the Rhokana and Fungurume laboratories by Alfred H. Knight Ltd. in the U.K. It is not known whether these checks were performed on pulps, rejects or second splits of core. The results of these repeat assays were subject to statistical analyses by SMTF to determine whether significant differences existed between the results of the three laboratories. According to SMTF this work showed that the correlation in the linear regression graphs and significance tests between Fungurume’s and Knight’s results, and between Fungurume’s and Rhokana’s results were good for both total copper and acid soluble copper. The study of variance tests revealed with high levels of confidence, 93% and 97%, that “between laboratory” variance was insignificant compared to differences due to metal distribution within the deposit. There are no details available of any comparison between Rhokana’s and Knight’s results.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 71

Tenke Fungurume Project Technical Report

As an independent check by SMTF, eighteen drill holes from Fungurume Gisement IIh originally assayed at Rhokana were re-split on the original sample intervals and the quarter core samples were assayed by the Fungurume laboratory. There is no indication in SMTF’s report as to where the preparation of the original samples was carried out. Weighted mean grades of the horizon intersections were calculated for both sets of assays. Intersections through the upper horizon were quoted by SMTF as showing close correlation within 5% to 8% of the original copper grades, with the exception of two individual samples. The lower horizon re-sampling results were within 12% of the original figures, with the exception of one intersection.

     13.1.2 TFM STUDIES

Assaying was done on site at Fungurume by Société Générale de Surveillance S.A. (SGS), who refurbished the existing facilities with new equipment.

          Assay Procedures

Based on previous exploration results and a long history of exploitation elsewhere on the copperbelt, only four assays were specified for the current program: total copper (TCu), total cobalt (TCo), acid soluble copper (ACu) and acid soluble cobalt (ACo). Both procedures (total and acid soluble) involve digestion of the sample and assay finish by AA to determine copper and cobalt contents. The major difference lies in the digestion methods used. Selected samples were also analyzed for additional elements.

          Assay Checks

An extensive series of assay checks on site was instituted by TFM to ensure not only that the results reported are accurate and repeatable, but also that the relationship between total metal content and acid soluble metal content is properly reported.

Re-analysis of selected samples by external laboratories (SGS Zimbabwe and Anamet in the UK) was also carried out by TFM.

          Assay Results

Sample material provided to the laboratory consisted of a complete spectrum of mineralization types ranging from oxide through mixed oxide-sulphide to sulphide. These compositions are reflected in the ratios of ACu to TCu and ACo to TCo which range from 0-100%.

One hundred and twenty five standards and 124 blanks (equivalent to > 4% of the total of 2 959 samples that were submitted) were used to monitor accuracy and contamination at the site laboratory. Of these, 57 standards and 57 blanks were submitted for the Kwatebala sampling, representing 7% of the 1,564 original samples.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 72

Tenke Fungurume Project Technical Report

In summary, analysis of results indicated that:

•	TCu and TCo assays were accurate and repeatable
•	ACu results for oxide material were been slightly over reported relative to TCu by SGS but that the error is small and lies within levels of detectability
•	Cutting ACu to TCu (where the former exceeded the latter, within the limits of detectability) did not significantly alter the average composite values
•	ACo was more sensitive to temperature variations in the sample digestion procedure than ACu
•	ACo results did not exceed TCo results, meaning that average composite values are not significantly reduced by using cut values

          Independent Check of Original Drillcore Assays

During November 1997, KSLE carried out an on-site audit of sampling and assaying procedures practiced at Fungurume. The audit encompassed the supervision and preparation of a number of samples under strictly controlled conditions. In summary, KSLE found that these procedures appeared to conform to internationally acceptable standards.

     13.1.3 PHELPS DODGE 2006

Core was split on site and sent to ALS Chemex laboratories in Johannesburg, South Africa for analysis. Samples were analyzed for TCu, TCo, ASCu and ASCo using standard Phelps Dodge methods. Other elements were analyzed by ICP.

As noted in Section 14, data from this campaign were not received in time to be used for the feasibility models; however, the Kwatebala database was updated with information from the PD drilling after the model was completed.

     13.1.4 Freeport-McMoRan 2007 -2008

Prior to October, 2008 all split drill core was sent to ALS Chemex laboratories in Johannesburg, South Africa for analysis. Since that time the primary analytical work has been carried out at the on-site laboratory with checks performed at PTC Safford.

Since January 2007, at least one quarter-core duplicate sample, one coarse reject duplicate and one pulp duplicate sample were collected within each unit of the 3 Mine Series and for 4% of the other intervals.

Three reference standards (low/medium/high grade) and blanks were inserted with at least one standard and blank per hole. Blank material used was clean quartz from Kolwezi.

After analysis at the TFM laboratory, a split of the pulps are taken and forwarded to PTC Safford.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 73

Tenke Fungurume Project Technical Report

     13.2 Metallurgical Sampling (Pre 2005)

     13.2.1 Kwatebala Adit Material

A 20 t bulk sample was obtained by TFM site personnel from three adits, TB2, TB3 and TB5 to represent ore to be mined in the initial production period, during years 1-3. The adits were chosen by KSLE. This Kwatebala adit sampling was undertaken from May to mid June 1997.

The material was sent to Svedala in York, Pennsylvania and then to Lakefield Research in Ontario, Canada, for comminution tests and metallurgical testwork.

     13.2.2 Kwatebala Drill Core

KSLE proposed a sampling program to provide oxide material for grinding and leach kinetic metallurgical testwork, the material to be obtained from existing drill cores, and from new core to be obtained from TFM’s current drilling program. This sampling was undertaken from late June to early July 1997 and the material was sent to Lakefield Research.

A further set of samples was later taken by TFM from the same 1997 drilling program for specific GAC testing by Lakefield Research.

     13.2.3 Fungurume

At Fungurume, TFM carried out a sampling program including trench material, adit material and drill core from Gisements I, IIh, IIv, III, IV and VII. These samples were combined into 20 kg composites to represent gisements and mineral horizons.

This sampling was undertaken in August 1997. A total of 240 kg was sent to Lakefield Research for testing.

     13.2.4 Goma and Fwaulu

No samples were acquired for the Goma and Fwaulu open pit areas. The mineralogy of the Goma and Fwaulu areas is generally similar to the Kwatebala area. In the future it will be necessary to undertake a metallurgical test program of material from Goma and Fwaulu.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 74

Tenke Fungurume Project Technical Report

     13.3 METALLURGICAL SAMPLING AND COLLECTION (post 2005)

     13.3.1 Introduction

Samples for the 2006 batch and integrated pilot plant testing program were selected from a number adits and trench locations during late November 2005. A total of approximately 21 tonnes of ore was collected. The majority of the work was done by manual laborers, together with the aid of a 950 model backhoe and shovel combination. The samples were shipped to Lubumbashi (DRC) on 9 December 2005.

These samples were subsequently road transported to Dar Es Salaam (Tanzania) and sea freighted to Houston (Texas) and finally rail freighted in April 2006 to Hazen in Golden (Colorado).

     13.3.2 Sample Representation

PD selected sample locations so that the samples obtained could be recombined to represent “typical” ore. The lithology of each sample was used to determine to which ore zone the sample belonged:

Lower Ore Zone (LOZ): predominantly comprised of Roches Siliceuses Feuilletees – laminated dolomitic shale (RSF)

Upper Ore Zone (UOZ): predominantly comprised of Schistes Dolomitiques de Bare – dolomitic shale (SDB)

Intermediate Ore Zone (IOZ): predominantly comprised of Roches Siliceous Cellulaires – silicified dolomite (RSC)

Each of the samples was loaded into bulk-bags and subsequently containerized for shipment.

The relative portions of the ore zones from the current mine plan are provided in Table 13-1.

Table 13-1 Mine Plan Annual Mill Feed Ore Zone Distribution

Ore Zone	Max	Min	Average

Lower Ore Zone (RSF)	94	55	75
Upper Ore Zone (SDB)	32	4	20
Intermediate Ore Zone (RSC)	9	0	5

In addition to these ores samples, material from the Mofya Limestone Quarry was also obtained for use in impurity removal testwork.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 75

Tenke Fungurume Project Technical Report

     13.3.3 Sample Sources

Nineteen of the twenty-five samples were collected from 30-year old exploration trenches, which were cleaned up prior to sampling. The trench samples were expected to be softer and potentially more clay-like in nature than what will be mined at future, deeper levels.

Six of the twenty-five samples were taken from underground adits built by SMTF in 1973 to 1975. The adits are located 30 m to 50 m below the present-day surface. The adit samples are less susceptible to surface weathering effects and provide a more “typical” representation of future ore horizons.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 76

Tenke Fungurume Project Technical Report

14 Data Verification

     14.1 Historical database Development

     14.1.1 Data Acquisition

The initial database was assembled as part of the KSLE draft Feasibility Study. An initial visit to the Congo was made by two KSLE geologists during October 1996 to ascertain what data were archived by Gécamines in their offices in Lubumbashi and Likasi, and to set up the procedures necessary for their retrieval. As a result of that visit a photocopier and a plan scanner were purchased and air freighted to Likasi in preparation for data acquisition. During a second visit in December 1996, a large selection of data generated by the three previous operators, UMHK, SMTF and Gécamines, was copied and freighted to the UK. The data comprised principally drill hole logs and laboratory assay reports, topographic and geological maps and stratigraphic cross sections along drill hole fences. The data weighed in at about a quarter of a tonne.

The database was updated to include drill hole data from the TFM - 1997 drilling program.

     14.1.2 Data Input

For all deposits, the data generated by the three previous operators from trenches, adits and drill holes were coded and entered on to computer using Komputer Keyes Data Entry Emulator® software. The input comprised stratigraphic, structural, mineralogical and assay results, and surface and down-hole survey data. Topographic contours, surface geological maps and provisional cross sectional stratigraphic interpretations were digitized. Analytical data comprised total copper and cobalt assays, acid soluble copper and cobalt assays by SMTF, a small number of oxide copper and cobalt assays by UMHK and Gécamines, check assays by SMTF and Rhokana for some of all the above, gangue acid consumption determinations by SMTF and minor numbers of assays for calcium oxide, copper as malachite and copper as pseudomalachite. The major part of this data input phase occupied the four months from February through May 1997.

Data from the TFM – 1997 drilling program was also been added to the electronic database for each deposit.

     14.1.3 Data Checking

The major part of the checking and correction of input data by KSLE occupied the period March through May 1997. Maps and sections were generated to identify errors. The software used for producing these maps and sections, and for all subsequent stages of data handling, plotting, statistics, modeling, resource estimation, pit design and scheduling was Medsystem®, licensed by Mintec Inc. of Tucson, Arizona.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 77

Tenke Fungurume Project Technical Report

In addition to the data checking undertaken by KSLE, Mintec and NMS undertook additional checking of the TFM - 1997 drilling program results included in the electronic database used for resource estimation. While at site, the database entries were compared to original logs and assay certificates for a total of seven of 46 holes drilled at Tenke.

     14.1.4 Check Assays

Check assays were examined by KSLE by generating scatter plots between them and the original assays. No attempt was been made to classify the original assay results by date or laboratory, so no observations could be made on quality of sample preparation or performance of individual laboratories. The data have, however, been classified by deposit for convenience. Sample population assay means and correlation coefficients, classified by sample type and analysis, are summarized in Tables 14.1 and 14.2. In the Tables the assays are abbreviated as follows:

TCu - original total copper, ACu - original acid soluble copper

TCo - original total cobalt, ACo - original acid soluble cobalt

CTCu - check total copper, CACu - check acid soluble copper

CTCo - check total cobalt, CACo - check acid soluble cobalt

For all mineral resource estimation procedures, only original assays were utilized.

          Kwatebala

The Kwatebala data set contains 611 samples with check assays for total and acid soluble copper and cobalt in addition to the original assays.

For the eight trench assays the number of samples was probably too few to permit meaningful observations, other than to say that the scatter plots showed good correlation for six of the eight copper assays, and poor correlation for cobalt.

For the 186 adit samples the copper plots showed excellent correlation, although with a consistent negative bias, i.e. the check assays are almost all higher than the originals. This was reflected by the mean of the check assays at 4.11% TCu being more than the mean of the originals at 3.76% TCu. For cobalt the situation was similar, although with stronger negative bias.

For the 417 SMTF drill hole samples, both total and acid soluble copper showed very good overall correlation with little overall bias, although with some wide scatter below 10%, indicating that precision (variability) was not as good as for the adit samples. Again, the mean of the originals was safely less than the mean of the checks. For total cobalt, overall bias was again negative, with means of 0.33% (originals) vs 0.36% (checks), but again precision wais poorer than for the adit samples. This relationship was maintained for acid soluble cobalt where bias continued negative, and precision was slightly poorer than for total cobalt.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 78

Tenke Fungurume Project Technical Report

Table 14-1 Kwatebala Assays Original vs Checks

	N	Orig	Check	Corr	Orig	Check	Corr	Orig	Check	Corr	Orig	Check	Corr

Sample Type		Mean TCu	Mean CTCu	Coef TCu	Mean ACu	Mean CACu	Coef ACu	Mean TCo	Mean CTCo	Coef TCo	Mean ACo	Mean CACo	Coef ACo

Trenches	8	3.250	2.871	0.032	2.813	2.865	0.031	0.200	0.167	0.671	0.129	0.150	0.700
Adits	186	3.756	4.114	0.995	3.484	4.037	0.991	0.306	0.397	0.989	0.237	0.383	0.983
SMTF D/H	417	3.806	4.083	0.949	3.480	3.955	0.950	0.329	0.356	0.976	0.288	0.343	0.966

          Fungurume

A total of 6,084 samples contributing 23,914 check assays were entered on to the Fungurume database as shown in Table 14.2. The majority (4 times 4,263) were check assays in SMTF drill holes. Trenches and adits contributed 889 and 790 samples respectively, each with four check assays, and UMHK and Gécamines drill holes made up the balance of 144 samples.

Table 14-2 Fungurume Assays Original vs. Checks

	N	Orig	Check	Corr	Orig	Check	Corr	Orig	Check	Corr	Orig	Check	Corr
Sample Type		Mean	Mean	Coef	Mean	Mean	Coef	Mean	Mean	Coef	Mean	Mean	Coef
		TCu	CTCu	TCu	ACu	CACu	ACu	TCo	CTCo	TCo	ACo	CACo	ACo

Trenches	889	6.920	7.233	0.936	6.392	7.131	0.927	0.661	0.778	0.916	0.478	0.684	0.926
Adits	790	5.396	5.682	0.966	5.018	5.406	0.959	0.747	0.894	0.971	0.558	0.765	0.965
UMHK D/H	122	1.631	1.608	1.000	—	—	—	—	—	—	—	—	—
SMTF D/H	4263	4.866	5.085	0.979	2.871	2.980	0.948	0.388	0.434	0.887	0.225	0.322	0.659
Géca D/H	20+4[1]	9.257	8.831	0.997	—	—	—	1.610	1.810	0.797	—	—	—

For the 889 trench assays, the total copper plot showed excellent overall correlation with a very slight negative bias, but with several assays scattered away from the 45o no bias line. For acid soluble copper the negative bias was more pronounced. For cobalt bias was also negative overall and precision was questionable.

For the 790 adit samples, the copper plots showed excellent correlation and better precision than those for the trench samples. For cobalt, the situation was similar, although with stronger negative bias.

For the 122 UMHK drill hole samples, there exist originals and checks of total copper assays only. The scatter plot exhibited virtually perfect correlation for both accuracy and precision with only very slight positive bias, demonstrated by the regression line coinciding with the 45° ideal, and the mean of originals 1.63% TCu being marginally higher than the mean of checks 1.61% TCu.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 79

Tenke Fungurume Project Technical Report

For the 4,263 SMTF drill hole samples, the copper plots showed very good overall correlation with virtually no bias. However, the scatter for the acid soluble copper showed a concentration of original assays up to 12% ACu which were not well corroborated by the respective CACu check assays. This lack of precision appears to be exhibited by relatively few assays when compared with the large data set from 4,263 samples. However, KSLE noted that this sort of situation should be investigated if it occurs in the future. For cobalt, the plots show very similar distributions to those for trench assays, i.e. negative bias and some scatter in precision.

The 20 samples from Gécamines’ drill holes exhibited good correlation for total copper, with mean of originals 9.26% slightly higher than mean of checks 8.83%, demonstrating a positive bias overall. Finally, of four Gécamines samples assayed for total cobalt originals, three checks were good and one was not.

          Conclusion

The KSLE study of the check assay data revealed that the great majority of the means of the various populations of original assays, which were used for resource estimation, were lower grade than the means of the check assays, therefore the Draft Feasibility Study resource model grade estimation tended towards the conservative.

The KSLE comparison of check assays against original assays suggested that there was some bias. They did not know at which stage of the sampling process the errors may have been caused, i.e. sample selection, sample preparation, assaying or any combination thereof. They also suggested that any such divergence revealed in future work would require investigation and remedial action.

     14.2 PHELPS DODGE DATABASE CONSTRUCTION

     14.2.1 General

As described above, electronic databases were first constructed for all deposits on the concessions in 1997 and 1998 as part of a feasibility study commissioned by TMC. TMC hired Kilborn SNC Lavalin Europe Limited (KSLE) to construct geological models of the various deposits. KSLE chose Mintec’s MineSight® software to manage the sample data and complete model construction.

KSLE treated the trench and adit data as drill holes and individual samples from the trench/adit as assay intervals. In the case of trenches, a point was chosen as the “collar” and the direction and plunge of the trench estimated and used as the “downhole” survey. Similarly, the portal of an adit or the start of a cross-cut was chosen as the “collar” and a survey of the drift used as the “downhole” survey.

The original samples in the trenches and adits were taken perpendicular to the dip of the beds, that is, along a true width within the section. The excavations, however, were rarely oriented in a manner that was exactly along strike, but rather in the orientation of the trench or adit. As such, KSLE projected the assay grade from samples collected as a series of sub-parallel cuts to their “pseudo-drill hole” oriented at some angle to the sample channel. The impact of this way of using the data was not tested in detail, but is not thought to be a significant problem in the estimation of grade.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 80

Tenke Fungurume Project Technical Report

Phelps Dodge obtained the drilling, trench and adit data for Kwatebala as a series of MineSight® files. The data were not exactly as taken from the logs, but rather had been modified in several iterations as codes were added. For example, if a single, one-meter assay interval had two rock codes, it was often broken into two assay intervals. The resulting database had numerous errors, most of them associated with these split intervals. Mr. R. D. Scott of Phelps Dodge Exploration-Africa dumped the data from MineSight files to ASCII files that could be loaded into Excel. The data were checked and split assay intervals recombined to their original length. This “clean” file of data was used as a starting point for the feasibility model.

The “clean” data file still had a significant number of assay interval errors. To compound the problem, many split intervals had one interval with the correct assays and one interval with all assays shown as missing. In order to fix these problems, all intervals were flagged where the TCu assay was identical to value from the preceding interval and where valid TCu assays were preceded or followed by missing intervals. A total of 5,451 intervals were flagged and compared to the drill logs and assay sheets. Of these, 370 required editing.

In addition to the fields in the existing Kwatebala database, the following information was added for the Feasibility Study:

•	Sample number
•	Length of core recovered
•	Core recovery
•	CaO (UMHK only)
•	Copper and cobalt mineralogy codes
•	Water levels

Adding the sample numbers insured that each original assay pulp was associated with a unique drill hole interval, with no gaps or overlaps.

IMC assembled the database for Goma from the original drill logs of the SMTF and UMHK drilling. IMC received an electronic database for the Goma area from PD. This database, which also originated from the 1997-98 KSLE work, was incomplete in that it did not include all of the available information from the drill logs. In addition, the Goma database had the same problems with split intervals that were observed in the Kwatebala data.

Initially, IMC requested paper drill logs to check the electronic database. However, once the above issues were identified, IMC keypunched the assay database from the scanned copies of the original paper logs as provided by Phelps Dodge. There was no paper or scanned log information immediately available for the adit and trenches in the area, so that information from the PD electronic database was integrated with the hand entered drill hole data to assemble a complete database. The fields used for SMTF and UMHK drill data for Goma are generally the same fields used for Kwatebala.

Phelps Dodge obtained the drilling and trench data for Fwaulu in MineSight® format from Mintec, Inc. in August, 2006. For the most part, the data were taken as is, except for the checks described below. It was noted that ten UMHK holes were missing from the Mintec database, so these were hand entered and added to the other holes. Eight of the ten holes did not have assays, since the holes either failed to intersect the Mine Series, or they failed to intersect significant mineralization.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 81

Tenke Fungurume Project Technical Report

     14.2.2 Data Validation

Data validation activities to support modeling began with the review of the existing drill-hole databases and their methods of construction. As described above, the Kwatebala review resulted in extensive data checking, additions and validation, culminating in the creation of a new database. After the first round of checking and data entry, the information was loaded to MineSight®. Printouts were then made from the MineSight® files and these hard copies were used to check every assay interval in the database against the geologic logs and assay certificates.

In addition to this manual checking, computer outlier checks were run for erroneous rock-type codes. Suspect intervals were checked against the original logs and reconciled. The database also had samples with assays, but no rock type codes. These were identified throughout the modeling process, resulting in adding an item in the database for a rock code for each sample with an assay value. For example, there were places in the database where a code of “unknown” was given to an interval that was assayed. Using the assay and the position of the sample in space, a code was given to the interval that was interpreted to be reasonable, allowing for the assay to be used in interpolation. This code, RTYPM was used for statistical analyses and for controlling grade interpolation of the different rock types in the model. The original rock code, RTYPE was maintained in a separate field.

The Kwatebala database was also checked by R.L. Sandefur using procedures developed by Chlumsky Armbrust & Meyer (CAM) for mathematical and statistical validation of exploration databases. The check procedures included:

•	Check for duplicate collars

•	Check for twin holes

•	Check of surface collared holes against surface topography

•	Check for statistically anomalous downhole surveys

•	Check for overlapping assays

•	Check for 0 length assays

•	Review of assay statistics by grade class

•	Review of assay statistics by length class.

•	Checks for holes bottomed in ore

•	Check for assay values successively the same

•	Check for assay spikes

•	Check for downhole contamination by decay analysis

•	Check of total grade thickness by hole

This work was done using CAM software, external to MineSight®. A list of possible problems was printed and given to PD. These were investigated and corrections made as necessary.

Goma data validation was completed by comparing the IMC keypunched database against the PD provided electronic database. If there were differences, the IMC keypunched data were checked against the paper logs and corrected if required.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 82

Tenke Fungurume Project Technical Report

Locally poor core recovery has been an issue for all of the drilling campaigns in the project area. The impacts of poor recovery have not been understood in the past, primarily because the recovery data had never been put into an electronic database. With the addition of this information to the current database, it is now possible to investigate this issue.

Average core recovery varies by unit, from a low of 75% in the vuggy RSC unit, to above 85% in the other mineralized horizons. The length-weighted percentage of intervals with recoveries over 70% is only 64% for the RSC unit. For RSF and SDB, these percentages increase to 85% and 87%, respectively.

IMC and PD ran statistical analyses on the Goma and Kwatebala databases, respectively, to determine if there is any relationship between core recovery and metal grades. These analyses showed that there is no relationship. For example, the correlation coefficient between TCu and core recovery at Kwatebala is near zero for SDB, RSC and RSF. This demonstrates that metal grades are not biased in zones of low recovery. However, it is likely that the smaller sample size associated with low recovery zones contributes to high local variability (nugget effect).

Some of the adit “collars” were found to be incorrectly located in the KSLE database because of the way the location stake was originally placed. The survey stake for an adit was placed approximately 20 m down-slope from where the adit was driven. This was done to allow for a small dump from the excavation to be placed at the portal without burying the survey stake so it could be located for future reference. This discrepancy was reconciled in the database used for the current model.

Kwatebala drill hole collars that could be identified in the field were re-surveyed to check coordinates and elevations. Elevation differences were found between the old and new surveys while the X-Y positions of the holes were found to be reliable. The elevation difference (approximately 20 m) is consistent and probably relates to a difference in the elevation datum used for the Gauss coordinate system versus the UTM system.

Plans are in place to convert the entire project to UTM coordinates; however, the currently used Gauss coordinates are internally consistent and drill-hole collar elevations match the Gauss based topography from the Mintec models.

For Fwaulu, a collar plot was generated from the Mintec database and compared to a hand-drafted drill hole location map from Gécamines. This comparison showed that three of the UMHK holes had incorrect collar coordinates in the Mintec database. These were checked against the drill logs and corrected accordingly. Due to coordinate transcription errors these holes were mis-located up to 400m.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 83

Tenke Fungurume Project Technical Report

     14.3 PHELPS DODGE QUALITY ASSURANCE/QUALITY CONTROL

     14.3.1 Review of Historic QA/QC

Each of the historic drill campaigns included some QA/QC on the analytical work. IMC entered all available QA/QC from the Goma district as part of their database construction. For Kwatebala, the historic QA/QC is recorded on the drill logs, but has not been entered into an electronic database.

IMC performed an analysis of the historic QA/QC data from Goma. The UMHK drilling includes only 17 repeat assays, too few to be of any statistical validity. The SMTF database includes 389 check assays and the checks for TCu, ASCu, TCo and ASCo are consistently higher than the original assays. IMC concluded that “Without additional documentation or support, the checks and repeats within the drill logs are of little value and the results of the comparisons are inconclusive”.

The feasibility work completed by TFM in 1998 included several analyses of the historic QA/QC data as well as resampling programs by TMC and independent consultants. This work is summarized in several documents in the Data Room. These documents were reviewed for Phelps Dodge Exploration by Jeffery A. Jaacks of Geochemical Applications International, Inc. Jaacks concluded that:

“The work conducted to date indicates acceptable reproducibility for check samples with the possible exception of the acid soluble cobalt. This reproducibility problem appears to be an issue of laboratory procedure which can be addressed by using the same procedure at all of the labs utilized in the studies.”

Further, the report offered:

“Recovery calculations should be addressed by bulk samples used in metallurgical tests, rather than acid soluble analyses biased by laboratory procedure.”

PD Check Assays and Soluble Correction Factors

Beginning in 2005, the Phelps Dodge Process Technology Center (PTC) completed replicate analyses and detailed mineralogy for 769 samples from earlier SMTF and TMC campaigns at Kwatebala. This number represents about 7% of the assays in the ore-grade intervals. The purpose of the work was to validate assays from historic drill campaigns and develop relationships among the historic acid soluble assays, the standard Phelps Dodge acid soluble procedures and copper/cobalt mineralogy.

Comparisons demonstrate that the historical SMTF and TMC assays for total copper and cobalt are statistically identical to the PTC results, with no systematic bias in the original assays. The amount of scatter between originals and duplicates for TCu and TCo is higher for SMTF than for TMC, but in all cases there is a good match in the means of the corresponding data sets.

Early in the modeling process, attempts were made to relate leach recoveries from metallurgical tests to copper and cobalt mineralogy and to acid soluble/total metal ratios from the PTC analyses. In order for this to work effectively, the relationships among the various acid soluble analytical techniques must be understood, since SMTF, TMC and the PTC all used different methodologies.

It is well known that acid-soluble procedures are very sensitive to heat, time of extraction and the combination of reagents used in the dissolution. The techniques used for ASCu and ASCo by SMTF used heated solutions and are therefore more aggressive than the PD methods. The TMC method for ASCu is also more aggressive, while the ASCo method is less aggressive, especially for high-grade samples. These differences in methodology were reconciled by comparisons of the assay pairs and a resultant regression analysis.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 84

Tenke Fungurume Project Technical Report

Based on the regression analysis, the following adjustment factors were applied to acid soluble data from the various campaigns for both Kwatebala and Goma to make them equivalent to the standard PD acid soluble methods:

•	SMTF Acid Soluble Copper x 0.93 = Adjusted Acid Soluble Copper

•	SMTF Acid Soluble Cobalt x 0.91 = Adjusted Acid Soluble Cobalt

•	TMC Acid Soluble Copper x 0.89 = Adjusted Acid Soluble Copper (Kwatebala only)

No factor was applied to TMC Acid Soluble Cobalt assays, because there was a large amount of scatter between the TMC and PTC analyses and the TMC data are generally more conservative for ASCo values of 0.4% and above.

As the modeling progressed, additional recovery information from metallurgical tests on oxide material became available. Based on this work, project metallurgists provided recovery figures to use for copper and cobalt in the oxide zone; therefore, the adjustment factors described above were used in interpolating ratios for the mixed oxide/sulphide zone for Kwatebala only. The mixed mineralization constitutes a minor component of the mineable reserve for this deposit.

     14.3.2 Comparison of Data from Different Sampling Campaigns

As outlined above, drill hole data (assays, geologic logs, etc.) from the Tenke Fungurume project were acquired during several different drill campaigns run by different companies. The oldest campaign in the district was carried out by UMHK. During the Phelps Dodge resurvey program described above, collars for 18 of the 76 holes drilled by UMHK were recovered in the field, so the existence of the holes has been verified. Although a small amount of core has been located from UMHK holes drilled elsewhere on the concessions, no core, pulps, or coarse reject materials have been located from the Kwatebala or Goma areas, making it impossible to run check assays on these holes. This has raised concerns about using UMHK’s TCu and TCo assays in the feasibility resource model. A study of this drilling was made to evaluate the quality of the UMHK data and to determine the implications of using or not using these data in the Kwatebala resource estimate.

UMHK was a technically competent organization with significant experience in the copper belt. Although no material remains from the UMHK drilling at Kwatebala, other tests can be done to support the use of their data in the feasibility resource model. Major conclusions from these studies are as follows:

•

There is no reason to reject the results from UMHK drilling based on a comparison between twin holes and closely-spaced vertical/angle pairs. Included in these comparisons are results from two twin holes drilled by PD

•	There is no suggestion of systematic bias in terms of stratigraphic thickness, stratigraphic position, or TCu grade

•	There is an apparent conservative bias in UMHK holes for TCo, but this does not preclude using these assays in resource estimation

•	Local and global grade estimates will not be nearly as good in the areas of UMHK drilling if the UMHK composites are not used for interpolation

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 85

Tenke Fungurume Project Technical Report

•	Use of UMHK data has no adverse effects on the local and global grade estimates around the non-UMHK holes

•

Depending on cut-off, there is a 10 to 20% increase in measured and indicated resources resulting from use of the UMHK data in the resource model. This has a significant impact on the economics of the Kwatebala deposit and the project as a whole. In particular, the southeast portion of the Kwatebala deposit is not mined if UMHK data are not used, due to lack of interpolated blocks in this area

IMC completed a nearest neighbor comparison between closely-spaced SMTF and UMHK drill-hole assays from the Goma deposits. There were sufficient pairs spaced 10 to 20 m apart that a reasonable statistical comparison could be completed for total copper and total cobalt. Pairing of trench data or adit data to SMTF or UMHK drill holes did not find a sufficient number of close-spaced pairs to provide meaningful results.

The nearest neighbor process as applied by IMC finds all pairs of assay data from alternative sources that are within a given separation distance. For the first test, SMTF total copper assays were paired with UMHK total copper assays within 10 and 20 m of each other. The same procedure was then applied to total cobalt assays. The paired data sets are then compared statistically to determine if they can be accepted as being from the same population. A number of hypothesis tests are performed as well as a review of the cumulative frequency plots of both populations.

The nearest neighbor pairings were applied to assays and to 5m down hole composites. The results indicate that the UMHK and SMTF total copper and total cobalt assay data could be commingled. Cumulative frequency plots for both total copper and total cobalt for the two drill types illustrate the same results as the hypothesis tests.

The conclusion reached by these analyses is that the UMHK data can be used in grade estimation and that such use improves the quality of the resource estimate, hence reducing project risk.

In addition to the data comparisons involving UMHK, PD twinned two SMTF holes as part of the 2006 campaign. These holes are part of the geostatistical cross. PD hole PD1A01 twinned SMTF holes T235 and T236, while PD1A05 twinned SMTF hole T237. A comparison of these twins shows:

•	Similar trends in terms of grade distribution within each unit

•	Excellent correlation in the average thicknesses of the mineralized units

•

Highly variable correlations in the average copper and cobalt grades of the three main mineralized units. This type of variable grade correlation has been observed in other twins drilled on the property. In terms of percent differences, there will probably be more variation in local cobalt estimates than there will be for copper

This twin comparison did not reveal any issues with the SMTF holes.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 86

Tenke Fungurume Project Technical Report

     14.4 Freeport-McMoRan QA/QC

Analytical laboratory QA/QC protocol (ALS Chemex)

QA/QC for Tenke Fungurume Mining Samples

Analytical Quality Control – Reference Materials, Blanks & Duplicates

The Laboratory Information Management System (LIMS) inserts quality control samples (reference materials, blanks and duplicates) on each analytical run, based on the rack sizes associated with the method. The rack size is the number of sample including QC samples included in a batch. The blank is inserted at the beginning, standards are inserted at random intervals, and duplicates are analysed at the end of the batch. Quality control samples are inserted based on the following rack sizes specific to the method:

Rack Size	Methods	Quality Control Sample Allocation

40	Regular AAS, ICP-AES and ICP-MS methods	2 standards, 1 duplicate, 1 blank

The laboratory staff analyses quality control samples at least at the frequency specified above. If necessary, laboratory staff may include additional quality control samples above the minimum specifications.

All data gathered for quality control samples – blanks, duplicates and reference materials – are automatically captured, sorted and retained in the QC Database.

Quality Control Limits and Evaluation

Quality Control Limits for reference materials and duplicate analyses are established according to the precision and accuracy requirements of the particular method. Data outside control limits are identified and investigated and require corrective actions to be taken. Quality control data is scrutinised at a number of levels. Each analyst is responsible for ensuring the data submitted is within control specifications. In addition, there are a number of other checks.

Certificate Approval

If any data for reference materials, duplicates, or blanks falls beyond the control limits established, it is automatically flagged red by the computer system for serious failures, and yellow for borderline results. The Department Manager(s) conducting the final review of the Certificate is thus made aware that a problem may exist with the data set.

Cross check results against different methods.

The samples for Tenke Fungurume are analysed for the following:

-	Total Copper and Cobalt (Cu-AA07 and Co-AA07)
-	Acid Soluble Copper and Cobalt (Cu-AAAS and Co-AAAS)
-	10% analysed for Total Copper and Cobalt (ME-OG62 – ALS method)

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 87

Tenke Fungurume Project Technical Report

In theory the total copper and cobalt content of a sample should always be greater than or equal to the acid soluble copper and cobalt concentration. It is possible that experimental variation of the methods and sample heterogeneity may result in total copper and cobalt being reported less than acid soluble- as long as the relative percent difference (RPD) difference between the reported total copper, cobalt and acid soluble copper, cobalt is within 10% (based on the precision of the methods), the results are deemed satisfactory. If the RPD is greater than 10% the sample is reanalyzed for both total and acid soluble copper and cobalt.

Fungurume Assay QA/QC protocol

Blank, second split, duplicate and local standards are inserted according to the sample submitted sheet sent by the geologist. Since the end of January 2007 the geologists introduced the FD (field duplicate).

All the samples for QC have numbers from the geologist but when the list is sent to SA, second split, duplicate, blank or standard are not identified.

Results are compared for second split and their duplicate, blanks and our local standards.

In 10% confidence of comparison, if samples are out, we ask to ALS Chemex to check or repeat the samples or the batch.

The values of QC samples are given to Mr. Raymond for Statistical Evaluation.

The laboratory protocol for QA/QC is explained below.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 88

Tenke Fungurume Project Technical Report

TENKE FUNGURUME MINING

INCORPORATED IN THE DEMOCRATIC REPUBLIC OF CONGO

REGISTERED OFFICE IN LUBUMBASHI NRC 7325-IDN 6-118-K30745D

ENCEINTE DU GOLF CLUB

LUBUMBASHI

TECHNICAL SERVICES LABORATORY

FUNGURUME

Quality Control Document

Quality Control and Quality Assurance

The Tenke Fungurume Mining (TFM) Laboratory provides mining and geo-analytical chemistry service with a good reputation of integrity and impartiality in conducting critical function of fair and equitable sample analysis.

In order to do so it has put in place Best Laboratory Practices along with several quality control activities to assure the quality of the analyses it provides. It is the client responsibility to properly sample, collect, contain, preserve, document and transport the samples to the laboratory for analysis. Assumption is made that the sample submitted to the laboratory is representative of the bulk material from which it is drawn and it has been properly handled and appropriately labeled before submittal to the laboratory.

It’s only after the sample has been received, that TFM Lab shall take responsibility of assuring the quality of the chemical analysis of the samples. The quality of a chemical analysis is considered assured when the analysis is performed in a technically competent way, by a qualified personnel using approved and appropriate equipment, and the precision and accuracy of the measurement are within the expected ranges for the technique. It has to be noted that acceptable accuracy and precision of analysis vary by analyte, analytical technique, or matrix of the ore. The purpose of our quality assurance program is to confirm the correctness of the results. In order to achieve this goal, the laboratory employs the following quality control techniques:

Certified Reference Materials (CRM) are samples, with a known grade, made from a specific ore, used to check results from chemical analysis. These are used to verify laboratory quality assurance and sample traceability. CRM’s are pre-homogenized samples which are certified to contain a stated amount of analyte. They are analyzed with each batch of samples. The chemical matrix or mineral composition of the CRM’s should be similar to that of the samples and the method is intended to be used for. Reference materials are evaluated in accordance with the precision and accuracy that would be expected for the amount of analyte present and with the known error in the certification.

Internal Standards or “In-house standards” are internally sampled, homogenized and validated by analyzing with international reference materials. Additionally, in-house standards are send for outside analysis to establish the true value and the acceptable variance of the analysis. These range from low to higher grade concentrations.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 89

Tenke Fungurume Project Technical Report

In-house standard materials are chosen from the types of materials which have a matrix and range of grades similar to the program samples to be submitted for analysis. These materials are the bulk materials collected from the mines by Geologists and send to DeBryun labs. The samples are identified as RSC, RSF and SDB.

Procedural blanks are included in the every batch of analysis to detect the presence of contamination in the processing of the samples. The blank serves as an empty vessel to which all of the reagents, acids, or solvents used in an analysis are added. Quartz blanks are used between for geological\ exploration samples and for mine after each ten samples.

Duplicate samples or Replicate samples are analyzed with each batch to monitor analytical precision of the methods used for analysis. Once the sample has been homogenized and split, two separate sub-samples of the same sample are taken and analyzed. Duplicate analyses are evaluated in accordance with the methods established.

Pure Reference Materials are pure metals and powders for the preparation of stock standard solutions for AAS and ICP-OES. These have been obtained from reputable international companies that are ISO certified or accredited to provide traceability to international standards such as Johnson Matthey’s Alfa Aesar and others like Bundesanstalt fur Materialforschung und-prufung.

The following quality assessment procedures are used for specific test of laboratory performance:

Data audits: These occur periodically or on a needful basis while trying to resolve a problem with the analyses or in conjugation with a crosscheck. In the data audit, the laboratory is required to submit copies of all raw data collected during the analyses of a catalog. The quality officer provides the final report. If any anomalies are discovered, corrective action is initiated.

Crosscheck analysis or “round robin”: The laboratory is involved in regular corporative check assay programs organized by PTC (Process Technology Center, which involve the analysis of known reference materials and compared to results obtained by other laboratories. Selected samples are also sent to other laboratories on a regular basis for check assays. This quality control data is used to generate control charts to demonstrate that the accuracy and precision of the test data generated by the laboratory is within the acceptable statistical limits for the tests being performed. If significant differences occur corrective action is initiated.

Calibration and Standardization:

Calibration and calibration verification standards are prepared using certified stock standards. Verification standards should originate from a different source than calibration standard.

QA / QC Protocol:

•	Standard should be processed at least every 20 samples
•	Duplicate should be processed at least every 10 samples
•	Blank sample should be processed at least every 40 samples
•	5%- 25% Check Samples should be submitted for outside analysis (case basis)
	-	with standards, blanks and duplicates included
	-	samples should span the range of grades

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 90

Tenke Fungurume Project Technical Report

Acceptability Criteria:

THE FOLLOWING ACCEPTABILITY CRITERIA WILL BE USED.

Acceptability Criteria

•	Standards
	-	± 10% Accuracy
	-	Accurate value = historical mean ±10% of historical mean

•	Blanks
	-	±10% Accuracy
	-	Accepted Value = historical mean ± 10% of historical mean
	-	No more than 5x the detection limit of the method

•	Duplicates
	-	± 10% Precision
	-	Precision determined by ± 10% of the mean of the duplicate pair

Methods of analysis: Any change/ deviation of the existing method or introduction of new method will have to be approved by quality officer.

New methods (unless already validated by PTC / Central lab / any other FCX location) will have to be validated using standard validation procedures.

Archiving of Samples:

Lab would solely be responsible for archiving of at least 100 gm of pulverized samples. All other samples, pulps, duplicates, and rejects etc. will be returned to originating departments (mining or geology).

Document Policy and procedure: Controlled documents display document identification, revision date, document title, and revision number. Documents contained in an electronic form are considered controlled. Printed documents, unless designated otherwise, are considered uncontrolled and may display this designation.

The Chemist Supervisor has the responsibility and authority to determine that the appropriate level of supervision has reviewed documents for adequacy before they are issued. Changes to documents and data are reviewed and approved by the same or higher level of supervision that performed the original review and approval, unless specifically designated otherwise. Changes to the documented quality system will be distributed to (or made known to) the appropriate workforce, as necessary, through various means (including Team meetings, memos, area supervisors, etc.). The quality specialist, or designee, is responsible to ensure that the latest revisions of all documents, including those of external origin, are maintained. Documents contained in electronic media available to users are considered the current level of revision.

Records of revision to the system documentation may be noted in management review meeting records. Copies of revised documents may be kept for reference. Revision level of external documents in effect at the time of contract acceptance may remain the controlling document.

No unauthorized copying or alterations are allowed. This includes documents of external origin such as standards and customer specifications. Documents and data can be in the form of any type of media, such as hard copy or electronic media.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 91

Tenke Fungurume Project Technical Report

Amendments and updates to the procedural register will be issued from time to time by the quality officer. Register holder will be designated and will be responsible for ensuring that obsolete pages are removed and destroyed. Amended and additional pages are inserted correctly and the new amendment record sheets are completed.

     14.4.1 QA/QC Results for the 2006 – 2008 Exploration Drilling Program

At the request of Freeport-McMoRan Copper and Gold Exploration Corporation (FCX), Geochemical Applications International Inc (GAII) conducted a review of the results for the quality assurance and quality control program used in copper and cobalt assaying for the exploration drill programs conducted from 2006-2008 at the Tenke Fungurume Project.

The goal of this review is to present and discuss the quality of the assay data for the project. Quality control data reviewed includes standards results, sample duplicates, preparation duplicates and analytical duplicates results. The information spans a period from 2006 to 2008.

Laboratories. Samples were sent to the Tenke Fungurume laboratory for sample preparation and pulps were forwarded to ALS Chemex in Johannesburg, South Africa for analyses during the course of the 2006-2008 drill programs.

Sample Preparation. Core samples were jaw crushed to -10 mesh and pulverized with ring or bowl pulverizers. Preparation duplicates and analytical duplicates were split from the samples at crushing and pulverization phases of sample preparation, respectively. Standards were inserted into the sample stream by the Tenke lab and blinded to ALS Chemex.

Analytical Methods. ALS Chemex analyzed the samples for copper and cobalt using a 3 acid digestion (ALS Method AA07) and acid soluble digestions (ALS Method AAAS) followed by an atomic absorption finish.

Reference Materials. Six internal reference materials were used in the 2006-2008 drill program and were prepared from materials selected by on-site staff. These materials were chosen from mineralized portions of the RSC, RSF and SDB lithologic units. No information is available regarding preparation and certification of Standards 1-3. Standards 4-6 were prepared and certified by DeBruyn Spectroscopic in Bryanston, South Africa.

Results. Standards, blanks, and duplicates were included into the sample stream. All quality control samples were blinded to the analytical laboratory through a preparation protocol that involved sample preparation at the Tenke Lab with the insertion of blinded standards. Over 63,000 samples were analyzed at ALS Chemex in 1,173 assay jobs. With a few exceptions, there is a one to one correspondence between assay jobs and individual drill holes. Four hundred determinations were performed on six standards. Seven hundred sample duplicates, six hundred preparation duplicates, and one thousand nine hundred analytical duplicates were analyzed to monitor reproducibility.

Standard statistics and control charts show acceptable accuracy and precision for materials with copper and cobalt concentration concentrations above 0.05 percent. Total copper analyzed by the AA07 method shows greater accuracy and better precision than acid soluble copper analyzed by the AAAS method. The same is true of the total versus acid soluble cobalt analyses. However, both methods yield Cu and Co results with acceptable accuracy and precision. Temporal shifts occur in the analyses from 2006 to 2007 which affect accuracy and precision. These temporal shifts are most likely caused by changes to the analytical protocol from year to year.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 92

Tenke Fungurume Project Technical Report

Duplicate results generally show good agreement with the original assays, particularly after the grades exceed the lower threshold of the linear working range for the analytical methods. Sample duplicates show acceptable precision, particularly at grades above 1.5 percent copper and 0.3 percent cobalt. Preparation and analytical duplicates show excellent precision above 0.5 percent copper and 0.15 percent cobalt. Sixty percent of the sample duplicates have analyses within ± 20 percent of one another, seventy percent or better of the preparation duplicates have analyses within ± 15 percent of one another and seventy-six percent of the analytical duplicates have analyses within ± 10 percent of one another. Means and standard deviations show no statistically significant difference between duplicate sets. All of the duplicates types are highly correlated and lack any significant bias.

Conclusions

A quality assurance and quality control program was implemented when the analysis program was switched to ALS-Chemex from the Tenke Laboratory in 2006. Standards and duplicates were included into the sample stream. All quality control samples were blinded to the analytical laboratory through a preparation protocol that involved sample preparation at the Tenke laboratory, insertion of blinded standards, and analysis of the pulps at ALS Chemex in Johannesburg, South Africa. Over 63,000 samples were analyzed at ALS Chemex. Four hundred determinations were performed on six standards. Five hundred to 2,000 duplicate analyses were performed on sample, preparation, and analytical duplicates.

Reference sample statistics and control charts show acceptable accuracy and precision for materials with copper and cobalt concentration concentrations above 0.05 percent. Total copper analyzed by the AA07 method shows greater accuracy and better precision than acid soluble copper analyzed by the AAAS method. The same is true of the total versus acid soluble cobalt analyses. However, both methods yield Cu and Co results with acceptable accuracy and precision. Temporal shifts occur from 2006 to 2007 which affect the overall accuracy and precision. These temporal shifts are most likely caused by changes to the analytical protocol from year to year.

Duplicates generally show good agreement with the original assays, particularly after the grades exceed the lower threshold of the linear working range for the analytical methods. Sample duplicates show acceptable precision at grades above 1.5 percent copper and 0.3 percent cobalt. Preparation and analytical duplicates show excellent precision above 0.5 percent copper and 0.15 percent cobalt. Sixty percent of the sample duplicates have analyses within ± 20 percent of one another, seventy percent or better of the preparation duplicates have analyses within ± 15 percent of one another and seventy-six percent or better of the analytical duplicates have analyses within ± 10 percent of one another. Means and standard deviations show no statistically significant difference between duplicate sets. All of the duplicates types are highly correlated and lack any significant bias.

The ALS Chemex copper and cobalt analyses are of acceptable quality for resource modeling.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 93

Tenke Fungurume Project Technical Report

Recommendations. The rate of standard use should be increased and every drill hole or job should include high and low grade standards to monitor accuracy within a particular job order. Misclassified standards should be verified and corrected and the quality control database should be updated to reflect these corrections. Means and standard deviations should be re-calculated for the standards and new standard statistics re-incorporated into future quality control reviews.

After this is completed, all standards with analyses exceeding the mean ± 3 standard deviations should be identified and re-analyzed at ALS Chemex. These standard failures should be bracketed by ± 5 samples to determine if the failures persist above and below the standard in the sequence upon re-analysis.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 94

Tenke Fungurume Project Technical Report

15 Adjacent Properties

Mineral concessions held by other third parties surround the Tenke Fungurume concessions. Apart from artisanal mining of high grade copper and cobalt outcrops there is no significant history of exploration or mining activity immediately to the north, east or west of the Tenke Fungurume concessions. However, due south of the Fungurume concession lies the historic Kakanda Mine where high grade copper and cobalt mining continues.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 95

Tenke Fungurume Project Technical Report

16 Mineral Processing and Metallurgical Testing

     16.1 Metallurgy and Flowsheet Development

The Tenke Fungurume District in the DRC consists of several deposits in which the average valuable metal content varies from 2.0 to 6.0% Cu and 0.2 to 0.5% Co. Copper occurs in the ore as copper oxide, predominantly malachite with trace amounts of pseudomalachite and chrysocolla. Cobalt appears as heterogenite, a hydrated cobalt oxide which may contain variable quantities of copper, iron and nickel. Gangue mineralization is quartz, muscovite, tourmaline and chlorite; dolomite is a significant part of certain areas within the ore zones.

Extraction of copper from oxide-type minerals has been commercially practiced for many decades. Unit operations required for the process are technically proven and examples of similar type units currently operating can be found. The Tenke flowsheet includes atmospheric leaching of ground ore followed by solution extraction and electrowinning for copper recovery. The presence of cobalt in the ore requires additional processing operations. A reducing condition is required to co-extract cobalt as the readily soluble cobaltous (+2) ion, rather than the relatively insoluble cobaltic (+3) ion. Reducing conditions are achieved through the addition of gaseous sulfur dioxide to the leach. Cobalt-rich liquor, bled from the copper solution extraction process, undergoes purification steps prior to precipitation of an intermediate hydroxide. The intermediate hydroxide is then re-dissolved in acid and undergoes further refining prior to electrowinning of the metal. Flowsheet development has focused on optimizing the copper recovery unit operations in conjunction with identifying and optimizing cobalt purification and refining steps.

The flowsheet evolved through three options: 50,000 tpa copper, 130,000 tpa copper and 115,000 tpa copper. The 115,000 tpa option was selected for this phase of the project. Cobalt flowsheet options have included intermediate products, off-site refining to electrowon metal and on-site refining. Initially the cobalt product will be hydroxide. On-site refining to electrowon metal is contemplated for a future expansion.

Three phases of flowsheet development have been undertaken. Primarily the flowsheet and testwork documented in the 1998 Definitive Feasibility Study were reviewed, optimized through option studies and then used as a basis for the 50,000 tpa plant option. Verification of design criteria was limited to testwork on samples obtained during previous studies. The recovery of bulk samples from site was not possible until late 2005. The second phase of flowsheet development occurred when surface samples were recovered from site and data specific to the Kwatebala orebody became available to improve the accuracy of design parameters. The third phase of flowsheet development was a result of the integrated pilot plant testwork undertaken on Kwatebala orebody samples from adits and trenches.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 96

Tenke Fungurume Project Technical Report

     16.2 Integrated Piloting on Kwatebala Samples

A thorough metallurgical ore testing program was accomplished on samples representing the early years of mining activity at Tenke Fungurume and encompassed materials from the Upper, Intermediate and Lower Ore Zones. This work began with bench scale development and confirmation testing and concluded with three pilot campaigns. Bench scale and confirmatory tests were conducted with both individual and blended ore zone samples. Campaign One of the integrated pilot plant operated with a composite ore containing 60% Lower Ore Zone material and 40% Upper Ore Zone material and demonstrated the process from comminution through copper solution extraction (SX), electrowinning (EW) and cobalt hydroxide precipitation.

Approximately 1,100 kg of the composite ore was treated in Campaign One. A single LME Grade A copper cathode, weighing 38.2 kg, was produced. Cobalt hydroxide, or an intermediate basic cobalt sulfate product containing from 40% to 45% cobalt, was produced. The magnesium and copper content of this product ranged from 3% to 5% and 0.5% to 1%, respectively.

The overall copper and cobalt deportments for Campaign One are summarized in Table 16-1.

Table 16-1 Overall Copper and Cobalt Results – Campaign One

Process Stream	% Cu	% Distribution	% Co	% Distribution

Ore Feed	4.79	100.0	0.49	100.0
Copper Cathode	99.99	98.2	—	—
Leach Residue	0.07	1.3	0.06	10.0
Cobalt Hydroxide	1.1	0.2	42.0	88.0
Iron/Aluminum/Manganese Precipitate	0.09	0.3	0.05	2.0

Comminution testing indicates that the ore zones tested are very soft to soft, although the Intermediate Ore Zone contained some harder silica bearing material. Chemical analyses of the individual ore zone samples reaffirmed the highly variable nature of the copper and cobalt grades, further underscoring the need for stockpiling and an aggressive blending regime prior to milling.

The first pilot plant campaign operation yielded copper and cobalt leaching extractions exceeding 98% and 90% respectively. Mineralogical assessment of the leach feed and residue confirmed that the material was well leached. Based on measured additions of concentrated sulfuric acid (H2SO4) and 100% sulfur dioxide (SO2) to the leach circuit, the estimated annual consumption of sulfur is 72,000 dmtpa, excluding the cobalt refinery requirements.

Copper solution extraction (SX) and electrowinning (EW) were examined in pilot scale. High and low-grade pregnant leach solutions (PLS) were fed to an “optimized series parallel circuit”, using approximately 30% (vol/vol) Cognis LIX984N extractant and Chevron/Phillips SX-80 diluent. Copper extractions realized in the high and low-grade PLS circuits were 91% and 95%, respectively.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 97

Tenke Fungurume Project Technical Report

The solution extraction operation was hampered during the last several days of Campaign One by the presence of colloidal, particulate and dissolved silica, which gradually accumulated throughout the circuit to approximate levels of 300 to 400 ppm. The presence of colloidal silica gave rise to phase separation issues and the presence of a third phase in the mixer and settler units. During Campaign Two, improved control of phase separation in the solution extraction circuit was addressed via a coagulant, Polyox, which was used to flocculate the silica, removing it from the PLS streams. The effectiveness of Polyox to maintain adequate phase separation was demonstrated again to a limited extent during Campaign Three. Silica control in the actual operation will undoubtedly entail a multi-step procedure utilizing best management practices from other PDMC operations.

Low-grade raffinate from the solution extraction circuit reported to further processing in the metal impurity removal and cobalt hydroxide precipitation stages. A two-stage impurity removal circuit was employed to first remove iron, aluminum and manganese, followed by residual copper in the latter stage.

Cobalt hydroxide precipitation was carried out in a two-stage circuit, with magnesium oxide added as the precipitating agent. The resulting cobalt product contained from 40% to 45% cobalt, with magnesium and copper contents ranging from 3% to 5% and 0.5% to 1%, respectively.

Integrated pilot plant products and residues were supplied to various metallurgical and environmental consulting firms and equipment suppliers to conduct ancillary work in support of process stream filtration, thickening, tailings deposition and confirmation of process water recycle. These results are captured within the process testwork and environmental summaries in the Feasibility Study document. Mass balance data and product chemistry were provided for comparison with the MetSim® model and to potential clients interested in acquiring the crude intermediate hydroxide.

Bench scale testwork in support of the cobalt refinery and subsequent production of metallic cobalt is in progress. Initial laboratory results imply that multiple stages of ion exchange (IX) may be required to yield an appropriate quality feed liquor for use in the cobalt EW circuit. At present, a combination of IX resins is proposed; the projected overall cobalt quality is in line with best available practice for cobalt metal refining circuits.

     16.3 Summary of Metal Extractions

The extractions for Cu, Co Fe, Mn and Al, for all three pilot plant campaigns are summarized in Table 16.2 along with the design values being used. The design is based upon lower cobalt and copper extractions than achieved in the pilot plant testwork to be consistent with the mine plan and project economic model.

The feasibility mine plan, project economic model and process plant design were based upon overall plant recoveries of 95% Cu and 83.3% Co (for acid soluble content).

Subsequent testwork by FCX since the 2006 study base has resulted in a predicted downgrade in potential overall copper and cobalt recoveries. The current mine plan for 2009 along with life of mine metal recovery and production plans is described in Section 23. This plan incorporates variable annual copper and cobalt recovery based upon acid soluble copper and cobalt grades. Life of mine plan recoveries for total copper and cobalt average 84.8% and 77.5% respectively, including stockpile processing. Average copper and cobalt recoveries for the first 10 years of production, 2009 – 2018 are estimated to be 87.7 % and 80.7 % respectively.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 98

Tenke Fungurume Project Technical Report

Table 16-2 Pilot Plant Extraction Results

	Campaign 1			Campaign 2			Campaign 3			Pilot Plant Average [1]	Design Criteria/ Metsim®

Parameter	Min	Max	Average	Min	Max	Average	Min	Max	Average

Mass Loss (%)	-5.4	27.8	11.5	12.5	20.5	16.2	13.3	23.1	16.7	14.4	11
Co (Solids basis %)
Tank 6 Discharge MB	80.3	96.3	89.8	95.0	96.3	95.5	82.8	93.7	90.2	90.7	88.5
Cu (Solids basis %)
Tank 6 Discharge MB	98.4	99.4	98.8	98.6	99.1	98.8	97.8	98.8	98.5	98.7	95.6

Mn Extraction	71.7	93.2	86.7	90.4	90.9	90.5	88.7	92.4	90.7	88.9	90
Fe (Solids basis)	-13.6	19.9	3.5	-2.3	16.7	9.8	-5.8	15.1	7.1	6.4	5
Fe Extraction	-2.8	6.8	1.8	-1.3	3.6	1.1	0.9	3.1	2.2	1.9	5
Al Extraction	No values	No values	No values	-0.08	0.9	0.4	0.6	0.9	0.7	0.6	3

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 99

Tenke Fungurume Project Technical Report

17 Mineral Resource and Mineral Reserve Estimates

     17.1 Introduction

This section summarizes the estimation of resources and reserves for the overall Tenke Fungurume concessions. As there are a total of eight deposit model areas on the concession the resource and reserve summaries are provided in Section 17.1 and the estimation methodology descriptions are provided in Sections 17.3 through 17.8 below. Most of the resource models have been updated since the previous technical reports of 2006 and 2007 and the grade estimation methodology has changed in the updated models. Details are provided below. All of the models including historical models are described below to provide a consistent level of backup reporting of the overall current 2008 resource estimates.

Up to the end of 2006 block model estimations of the Tenke Fungurume deposits utilized conventional block model estimation methods such as Inverse Distance (Kwatebala and Fwaulu) and Ordinary Kriging (Tenke/Goma). These block grade estimates were not particularly effective in replicating the mineralized trends seen in the drill hole data. This was due to the inherent methodology and lack of resolution provided by the wide drill hole spacing compared to relatively thin, folded rock units.

In 2007, Isaaks & Company began trial applications of a block interpolation method involving the orientation of data search ellipsoids on a block by block basis in order to simulate local trends. The method has come to be known as ‘Local Anisotropy Kriging’ or LAK.

The LAK method is a two-stage algorithm with the first stage involving preprocessing of the data and identification of optimum search ellipsoids for each block. The second stage carries out the actual kriging of block grades.

Implementation of the LAK methodology for the Tenke Fungurume deposits required additional customization due to the nature of the ore controls. The methodology has been refined over the past year and presently involves the following steps.

•	Create the initial block models and lithologic models using Minesight® software
•	Characterize the grade trends within each rock unit using the CONTACT program. Each block within a particular rock unit is tagged with its distance to a rock unit contact.
•	Establish nominal 2.5 m thick stratigraphic layers within each unit (blocks and composites).
•	Nearest-neighbor assignment of block grades matching layer codes in blocks and composites used to analyze grade profiles within units
•	Define optimum orientation of the kriging search ellipsoid using NAYBOR program
•	Estimate block grades using the LAK method
•	Check global average of all blocks by rock unit and structural zone to ensure there is no global bias
•	Import the resulting LAK grade estimates back to the Minesight® model to be used for further evaluation and mine planning.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 100

Tenke Fungurume Project Technical Report

Two programs were provided by Isaaks & Company for pre-processing of the data:

LAK CONTACT program

The CONTACT program identifies relative distance of composites and blocks from the contact with adjacent units. The contact analysis was carried out for RAT, RSF, RSC, and SDB. The composites and blocks were then binned by distance from adjacent units. Layer codes (bins) were assigned by working from upper and lower contacts towards the center of each unit.

Composite codes were edited, when necessary, to better match the layering in the blocks

In most cases the CONTACT software matched layers in blocks and composites reasonably well.

LAK NAYBOR Program

The NAYBOR program identifies blocks by layer in a spherical search neighborhood centered on each block. An algorithm fits a plane to the x, y, z coordinates of blocks with matching rock-type and layer codes. A flattened ellipse is defined with search of 60m x 60m along strike and up- and down-dip and 15m across the stratigraphy. The dip direction and dip for each block are stored in the model items DIPAZ and DIP which are, in turn, used to define composite search parameters in the kriging routines.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 101

Tenke Fungurume Project Technical Report

     17.2 Summary

     17.2.1 Resource Summary

The mineral resources are summarized in the table below. A cutoff grade of 1.5% copper equivalent has been used for reporting. Equivalence for the resource statement has been calculated using a simple price ratio of 6.25 to reflect copper and cobalt prices of $1.60/lb and $10.00/lb respectively.

Table 17-1 Mineral Resource Summary

Kwatebala, Tenke (Goma), Mwadinkomba, Mambilima, Kansalawile, Fwaulu and Fungurume

Combined Mineral Resource
Cut-off Grade = 1.5% EQCu

Class	Ore Type	ktonnes	Tcu %	Tco %	EQCu %

	oxide	89,665	2.622	0.363	4.889
	mixed	22,209	3.654	0.355	5.874
MEASURED	sulphide	10,256	4.273	0.326	6.312
	leached	86	0.213	0.483	3.232

	Total	122,216	2.947	0.358	5.187

	oxide	134,878	2.303	0.256	3.905
	mixed	66,304	2.881	0.195	4.101
INDICATED	sulphide	24,997	3.255	0.277	4.989
	leached	699	0.212	0.476	3.186

	Total	226,877	2.571	0.241	4.080

	oxide	224,541	2.431	0.299	4.298
	mixed	88,513	3.075	0.235	4.546
MEASURED & INDICATED	sulphide	35,254	3.551	0.291	5.374
	leached	785	0.212	0.477	3.191

	Total	349,092	2.702	0.282	4.467

	oxide	55,447	2.089	0.222	3.477
	mixed	44,820	2.383	0.184	3.535
INFERRED	sulphide	40,245	1.970	0.244	3.494
	leached	378	0.185	0.341	2.315

	Total	140,889	2.144	0.216	3.497

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 102

Tenke Fungurume Project Technical Report

     17.2.2 Reserve Summary

A mine plan has been developed that provides the basis for a reserve statement. Additional supporting documentation of the mine plan can be found in Section 23. The principal objectives of the mine plan are to provide 115,000 tpa recoverable copper and in excess of 8,000 tpa recoverable cobalt to the process facility. The resulting mine plan is an open pit operation for 34 years followed by reclaim and processing of stockpiled lower grade material for another 9 years for a total mine life of 43 years. The mineable reserves have been estimated using long term prices of US$1.60/lb for copper and US$10.00/lb for cobalt. Proven and Probable reserves are summarized in the table below. These reserves have been reported at the breakeven economic level for processing.

Table 17-2 Mineable Reserve

Area	Ore tonnes x 1000	TCu%	TCo%

Kwatebala
Proven	47,138	2.44%	0.40%
Probable	18,316	2.05%	0.41%
Sub-total	65,455	2.33%	0.40%
Tenke (Goma)
Proven	11,344	3.26%	0.31%
Probable	24,788	2.52%	0.35%
Sub-total	36,132	2.76%	0.34%
Fwaulu
Proven	803	4.23%	0.18%
Probable	4,138	3.89%	0.17%
Sub-total	4,941	3.95%	0.17%
Mwadinkomba
Proven	13	1.70%	0.20%
Probable	4,106	4.13%	0.22%
Sub-total	4,119	4.13%	0.22%
Kanasawile
Proven	261	3.23%	0.12%
Probable	8,610	3.08%	0.15%
Sub-total	8,871	3.08%	0.15%
Summary
Proven	59,594	2.62%	0.37%
Probable	59,924	2.67%	0.32%
Total	119,518	2.64%	0.35%

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 103

Tenke Fungurume Project Technical Report

17.3 Kwatebala

The Kwatebala resource model used in the 2007 Feasibility Study was expanded and updated in August of the same year using the LAK interpolation method. Data from 576 drill holes (73,898 m) and 76 channels (3,280 m) from trenches and adits were used in the model update. The block size was reduced in the y and z planes from 5 m to 2.5 m to provide tighter grade control. The block dimension in the x directions was kept at 5 m.

     17.3.1 Geological Model

The Kwatebala geological model was updated in 2007. Below is a summary of the changes:

•	Drill hole data converted to acquire
•	Model limits expanded 135 m west, 171 m east, 107 m south, and 184 m north
•	The coordinate system was changed to UTM
•	Block size reduced to 2.5 m in the Y and Z dimensions; remains 5 m in the X direction
•	Logged geology from 205 drill holes has been added to the database
	o	159 Kwatebala holes with assays returned on 7,389 m in 91 of those holes
	o	34 Mwinansefu holes with assays for 1,599 m in 27 holes (northwest part of model)
	o	12 Shinkusu holes with assays for 653 m in 9 hole (southwest part of model)
•	The RSC unit in historic SMTF core stored on site has been sampled in 103 holes and Cu and Co assays added to the database

The primary interpretation of the geology of the deposit was made from north-south sections spaced every 50 m through the deposit. Fault geometry was then interpreted and fault surfaces were generated. This structural interpretation served as the framework for interpreting the geometry of the stratigraphic section. Level maps were then interpreted for faults and the seven stratigraphic units. The level plans were used to code the blocks in the model. Ten separate structural zones were defined as illustrated in Figure 17-1. A cross section and perspective view of the geological model are shown in Figure 17-2 and Figure 17-3.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 104

Tenke Fungurume Project Technical Report

Figure 17-1 Kwatebala Structural Zones

Figure 17-2 Kwatebala Section 1500 East

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 105

Tenke Fungurume Project Technical Report

Figure 17-3 Kwatebala Perspective View of Geology Model

     17.3.2 Assay Statistics

Assay statistics for the major mineralized stratigraphic units are summarized in Table 17-3.

Table 17-3 Kwatebala assay statistics

Field	Rock Type	Count	Minimum	Maximum	Mean	Median	Std. Dev.	C of V

	RAT (11)	1,299	0.005	17.750	0.786	0.240	1.451	1.847
	RSF (41)	5,394	0.005	50.000	4.258	3.395	3.902	0.916
Tcu	RSC (51)	7,983	0.005	29.000	0.563	0.170	1.391	2.469
	SDB (61)	2,456	0.005	13.700	2.117	1.460	2.142	1.012

	ALL	17,132	0.005	50.000	1.966	0.500	3.031	1.542

	RAT (11)	1,291	0.005	4.350	0.076	0.030	0.194	2.566
	RSF (41)	5,334	0.005	6.400	0.270	0.090	0.505	1.866
Tco	RSC (51)	7,981	0.005	13.000	0.254	0.150	0.374	1.475
	SDB (61)	2,456	0.005	7.200	0.483	0.110	10.091	20.899

	ALL	17,062	0.005	13.000	0.284	0.120	0.517	1.820

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 106

Tenke Fungurume Project Technical Report

     17.3.3 Composites

The Kwatebala composite file was generated honoring rock-type codes of the assay database. Length weighted composites were calculated down the hole at 2.5 m intervals. At stratigraphic contacts, it is possible to generate composites with lengths of less than 2.5 m. If a composite was less than one meter in length, it was merged into the composite above. All composites were length-weighted in grade interpolation to account for the variable lengths. Composite statistics for Kwatebala are shown in Table 17-4.

Table 17-4 Kwatebala composite statistics

Field	Rock Type	Count	Minimum	Maximum	Mean	Median	Std. Dev.	C of V

	RAT (11)	1,553	0.005	14.224	0.936	0.380	1.496	1.597
	RSF (41)	2,721	0.010	22.678	3.898	3.220	3.206	0.823
Tcu	RSC (51)	4,049	0.005	28.231	0.574	0.210	1.220	2.127
	SDB (61)	1,426	0.005	11.548	2.064	1.609	1.857	0.900

	ALL	9,749	0.005	28.231	1.777	0.600	2.516	1.416

	RAT (11)	1,543	0.005	1.562	0.082	0.040	0.137	1.668
	RSF (41)	2,650	0.005	3.200	0.252	0.103	0.384	1.524
Tco	RSC (51)	4,048	0.005	5.720	0.260	0.180	0.303	1.165
	SDB (61)	1,426	0.005	4.812	0.511	0.183	0.713	1.396

	ALL	9,667	0.005	5.720	0.266	0.129	0.413	1.553

     17.3.4 Variography

Since strong trends exist perpendicular to the bedding surfaces, the correlogram was selected for sample variogram computation, as this estimator removes local trends in the lag means and lag variances.

The sample variogram computations were constrained as follows;

1.	The composites at the head and tail of the variogram separation vector must belong to the same rock type unit and layer.
2.	Variogram values from the various layers were averaged together.
3.	Angular tolerances were set to “omni directional”
4.	“Downhole” sample variograms were calculated in a second run.
5.	The downhole sample variogram was combined with the omni directional sample variogram to obtain a 3D model.
6.	The first three points of the omni-directional model were eliminated because;
a.

The first two sample variogram points are actually “down-the hole” pairs and thus represent the spatial continuity in the wrong direction. By eliminating these points, the remaining sample variogram points represent the spatial continuity in directions parallel to the stratigraphic contact surfaces.

b.

The third point was eliminated because its head and tail statistics were very different from the global mean and variance and the lag distance was very short at approx 16m. Thus, these pairs are likely from one or two re-drills and do not represent the “average” spatial continuity over the stratigraphic units.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 107

Tenke Fungurume Project Technical Report

            The correlogram model for Tcu in Unit 41 is shown in Figure 17-4.

Figure 17-4 Correlogram model Tcu Unit 41

Cu Unit 41

AZIMUTH = 0 DIP = 0
$\gamma(h) = 0.110295 + 0.573136\ Exp_{7.2}(h) + 0.316569\ Exp_{175.2}(h)$
1.5
1.0
0.5
0
γ(h)
1573
1687
744
186
*Sample variogram points with less than 25 pairs have not been plotted.
0
23.8
47.5
71.3
95.0
Lag distance (h)

AZIMUTH = 0 DIP = 90
$\gamma(h) = 0.110295 + 0.573136\ Exp_{25.0}(h) + 0.316569\ Exp_{20.0}(h)$
1.5
1.0
0.5
0
γ(h)
2317
363
332
284
*Sample variogram points with less than 25 pairs have not been plotted.
0
23.8
47.5
71.3
95.0
Lag distance (h)

The final models for Tcu and Tco are summarized in Table 17-4

Table 17-5 Kwatebala variogram models

Item	Layer	co	c1	rz1	rx1	ry1	c2	rz2	rx2	ry2

Tcu	RT11	0.010	0.99	25	150	150
Tcu	RT41	0.110	0.573	24.4	7.3	7.3	0.317	20	163.8	163.8
Tcu	RT51	0.053	0.799	10.6	12	12	0.148	1258	2021	2021
Tcu	RT61	0.008	0.53	15.5	7.9	7.9	0.462	17.6	200	200

Tco	RT11	0.010	0.99	25	150	150
Tco	RT41	0.014	0.771	9	8.3	8.3	0.215	28.8	121	121
Tco	RT51	0.050	0.765	6.7	8.3	8.3	0.185	311	290	290
Tco	RT61	0.009	0.666	8.5	1.8	1.8	0.325	6.6	161.3	161.3

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 108

Tenke Fungurume Project Technical Report

17.3.5 Grade Model

The block model parameters for Kwatebala are listed in Table 17-65.

Table 17-6 Kwatebala block model extents

Direction	Minimum (UTM)	Maximum (UTM)	Distance	Block Size	Count

East (X)	409,500	412,400	2,900	5.0	580
North (Y)	8,829,300	8,831,100	1,800	2.5	720
Elevation (Z)	1,200	1,530	330	2.5	132

The LAK estimation method required the identification of the relative distance of each composite and block from the contact with adjacent sedimentary rocks. This was done for the RAT, RSF, RSC, and SDB units using the CONTACT program described in Section 17.1. Separate runs were made for upper and lower contacts and the results merged such that “layers” could be coded into both blocks and composites. The RSF was separated into five, 2.5-m layers, numbered 1-5, bottom to top, simulating the order in which they were deposited. SDS was assigned four, 2.5-m layers, RSC assigned 10, and layering was carried 10-m into the RAT. Some blocks and composite had layer codes of 29, indicating that, in the case of RAT, the blocks and composites were further than 25-m (10 layers) from the RSF contact. Other units also had some 29 codes, specifically where the RSC is overly thick, or surrounded by RAT, thus having no SDB or RSF contact from which to measure. Composite codes were modified, when necessary, to better match the layering in the blocks.

Once layers were identified in the composites and blocks, the layers were examined graphically to see the copper and cobalt grade differences between layers (Figure 17-5). Grade in blocks was assigned using a nearest-neighbor method that matched on rock type, layer, and structural zone, thus volume-weighting the drilling. This was compared to composite grades and differences reconciled.

Following the layering, blocks within each of ten structural zones, typically fault-bounded blocks, were fitted to an ellipse to define the attitude of the contact between units at each point along the contact. This was done using the NAYBOR program that finds all blocks with the same structural zone (SZONE), layer (LAYER) and rock-type (RTYPM) code that adjoin the block to be coded. The program is given a ratio to define the elongation and flattening of the search ellipse and distances to “look” for like blocks. Once those blocks are identified, a regression is run to define the plane of the blocks, with the dip direction stored as DIPAZ and the dip stored as DIP.

Block grades for total Cu and Co were then estimated by Local Anisotropy Kriging (LAK) in RSF, SDB, RSC, and RAT. Visual checks on section and level maps showed that the method worked reasonably well, particularly in the RSF, SDB, and RSC units.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 109

Tenke Fungurume Project Technical Report

Figure 17-5 Layer identification example

The sections below illustrate the improved block estimates at Kwatebala resulting from implementation of the LAK method compared with the 2007 model. Figure 17-8 illustrates the Tcu block grade distribution above a cut-off of 1% Tcu.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 110

Tenke Fungurume Project Technical Report

Figure 17-6 Section 19500 LAK

Figure 17-7 Section 20800 LAK and ID3 Model

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 111

Tenke Fungurume Project Technical Report

Figure 17-8 Kwatebala grade distribution – Tcu > 1%

     17.3.6 Density Model

Bulk density data for each major lithology was binned in 20m elevation intervals (from 1250-1490 m) and linear regression formulas determined to assign block density values. Table 17-76 summarizes the calculations for each lithology and elevation range.

Table 17-7 Linear regression formulas for density assignment

Rock Type & Code	SG Calculation	SG Below 1250m

RAT (11)	SG = -0.0023*ELEV + 5.2935	2.35
RSF (41)	SG = -0.0033*ELEV + 6.6902	2.57
RSC (51)	SG = -0.0026*ELEV + 5.7724	2.46
SDB (61)	SG = -0.0032*ELEV + 6.5724	2.48
SDS (71)	SG = -0.0032*ELEV + 6.5779	2.55
CMN (81)	SG = -0.0039*ELEV + 7.5981	2.61
RGS (91)	SG = -0.0028*ELEV + 6.1586	2.32

     17.3.7 Ore Type Model

The database constructed by KSLE does not have mineralogy codes. Historically, the boundary between the oxide and mixed zones has been interpreted where the ratio of ASCu to Tcu drops below 0.85. The boundary between the mixed and sulphide zones is taken where this ratio becomes less than 0.15. The general copper mineralogy of the deposit was interpreted on north-south cross sections by Resource Evaluation, Inc. (REI) of Tucson. REI used the PD coded mineralogy, the acid soluble to total ratios and the GAC values to delineate the oxide, mixed and sulphide zones. The base of oxide generally occurs at about the 1,320 m elevation and the top of sulphide occurs at roughly 1,265 m elevation.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 112

Tenke Fungurume Project Technical Report

The interpreted sections were converted to 3D solids in MineSight®. The solids were then used to code blocks as oxide, mixed and sulphide on a majority code basis. Most of the deposit mined in the early years is in the oxide zone, shown to be predominately malachite with minor chrysocolla but also occasional chalcocite.

     17.3.8 Model Validation

Models were validated by comparing composite, nearest neighbor and Kriged blocks structural domains and stratigraphic layers. This is illustrated graphically in Figure 17-9 to Figure 17-13.

Figure 17-9 TCU Profile North Limb

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 113

Tenke Fungurume Project Technical Report

Figure 17-10 TCU Profile Fault Block 2

Figure 17-11 TCU Profile Fault Block 3 Rotator

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 114

Tenke Fungurume Project Technical Report

Figure 17-12 TCU Profile Fault Block 5 Nasty Nose

Figure 17-13 TCU Profile Fault Block 6 Kwatebala West

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 115

Tenke Fungurume Project Technical Report

     17.3.9 Resource Classification

Confidence levels were assigned to each interpolated block in the model using a combination of items stored during total copper estimation runs. Because of the complex geology at Kwatebala, it was considered necessary to have three drill holes to determine the stratigraphic geometries (three points are needed to define a plane). Thus, three holes were chosen as the minimum required for indicated resources. The distances used for measured and indicated are based on preliminary variography on the 2.5 m composites, drill spacings used in similar deposits and analysis of data from close- gspaced drilling completed by PD. The average distances used for measured and indicated correspond with the nominal 50 and 100 m spacing of historic drilling at Kwatebala and allow for a 10% variation in the actual spacing.

Estimated blocks were classified as ‘measured’ if the distance to the closest composite was within 36 metres of the block centroid and at least 4 composites were used in the estimation. Blocks estimated that did not meet these requirements were classified as ‘inferred’ if the distance to the closest composite was within 71 metres of the block centroid and at least 3 composites were used in the estimation. All other interpolated blocks were classified as ‘inferred’. The distribution of classified blocks is illustrated in Figure 17-14.

This differed slightly from the previous model classification because the LAK program version used at this time did not store the average composite distance.

Figure 17-14 Kwatebala block classification (blocks > 1% Tcu)

     17.3.10 Resource Estimate

The Kwatebala mineral resource estimate at a cut-off grade of 1.5% Tcu is presented in the table below. The copper equivalent formula used is EQCu=Tcu+Tco*6.25.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 116

Tenke Fungurume Project Technical Report

Table 17-8 Kwatebala Resource Estimate

Class	Ore Type	ktonnes	Tcu %	Tco %	EQCu %

	oxide	60,213	2.136	0.368	4.437
	mixed	4,208	1.938	0.349	4.119
MEASURED	sulphide	1,703	2.094	0.332	4.171

	Total	66,124	2.123	0.366	4.410

	oxide	27,245	1.744	0.365	4.026
	mixed	5,384	1.849	0.329	3.907
INDICATED	sulphide	3,480	1.738	0.375	4.085

	Total	36,109	1.759	0.361	4.014

	oxide	87,458	2.014	0.367	4.309
	mixed	9,592	1.888	0.338	4.000
MEASURED + INDICATED	sulphide	5,183	1.855	0.361	4.113

	Total	102,233	1.994	0.364	4.270

	oxide	5,817	1.539	0.346	3.701
	mixed	2,916	1.572	0.332	3.651
INFERRED	sulphide	3,775	1.605	0.363	3.875

	Total	12,508	1.567	0.348	3.742

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 117

Tenke Fungurume Project Technical Report

17.4 Tenke

The Tenke model (formerly referred to as ‘GOMA’) was updated in October 2008. A number of improvements were been incorporated into the modeling process. Local-Anisotropy Kriging (LAK) has been used in all of the mineralized units and greatly assisted in restriction of the erratic grade distribution in SDS and CMN.

     17.4.1 Geological Model

The geology of the Goma deposit was interpreted on 61 cross sections oriented at an azimuth of 313.5° spaced every 50 m through the deposit. Twenty-six long sections oriented at 43.5° were interpreted through the deposit every 50 m to supplement the primary set of sections. Levels were completed every 5 m through the deposit from the 1517.5 elevation to the 1202.5 elevation (Figure 17-15). The 2.5-meter benches were coded from the level plans with identical RTYPM codes above and below each of the interpreted levels.

Figure 17-15 Tenke Geologic Model – level plans

     17.4.2 Assay Statistics

Analytical data from 248 drill holes and 76 channel samples were used to develop the Tenke resource model.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 118

Tenke Fungurume Project Technical Report

     17.4.3 Composites

The Tenke composite file was generated honoring rock-type codes of the assay database. Length weighted composites were calculated down the hole at 2.5 m intervals. At stratigraphic contacts, it is possible to generate composites with lengths of less than 2.5 m. If a composite was less than one meter in length, it was merged into the composite above. All composites were length-weighted in grade interpolation to account for the variable lengths. A total of 16,979 composites were created.

     17.4.4 Variography

Model data from all of the units was combined for the purposes of computing the sample variograms for Tenke. This was adopted because analysis of variograms by rock unit was considered unreliable due to insufficient data. As in other models the correlogram was selected for sample variogram computation, as this estimator removes local trends in the lag means and lag variances. Correlogram constraints were the same as used for Kwatebala and all subsequent models. The final models for Tcu and Tco are summarized in Table 17-9. The correlogram models for Tcu are displayed in Figure 17-16.

Table 17-9 Tenke variogram models

Item	Layer	co	c1	rz1	rx1	ry1	c2	rz2	rx2	ry2

TCU	spher	0.050	0.677	9.5	65	65	0.273	9.5	1500	1500
TCO	spher	0.050	0.631	6.5	35	35	0.319	6.5	10000	10000

Figure 17-16 Tenke correlogram model for Tcu

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 119

Tenke Fungurume Project Technical Report

     17.4.5 Grade Model

The Goma deposit is elongate in a southeast-northwest sense and MineSight’s rotated model option was adopted to account for this orientation. Details of the limits, block size, and rotation are given in Table 17-10.

Table 17-10 Tenke block model extents

	Easting	Northing	Elevation
Project Minimum	403,430	8,826,100	1200
Project Maximum	407,110	8,829,900	1530
Project Distance	3,680 m	3,800 m	330 m
Tenke Rotated-Model Boundaries
	X	Y	Z
Rotation Point	403,500 East	8,827,200 North	0
Rotation Angles	43.5 Degrees	0	0
Model Minimum	0	0	1200
Model Maximum	1,500	3,750	1520
Model Distance	1,500 m	3,750 m	320 m
Block Size	2.5 m	5.0 m	2.5 m
Number Blocks	600	750	128

Copper (KTCU) and cobalt (KTCO) grades were estimated using LAK method in 3 passes using incremental search distances of 75, 150 and 500 m. A maximum of 3 composites was permitted from a single hole. Estimated blocks were limited to RAT (RTYPM code 11), RSF (41), RSC (51), SDB (61), SDS (71), and CMN (81). A layering strategy was used within each of these units to further restrict the projection of grade across stratigraphy while allowing longer projections along strike and up and down dip. Figure 17-17 illustrates the block grade distribution.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 120

Tenke Fungurume Project Technical Report

Figure 17-17 Tenke grade model – all blocks estimated for Tcu

The acid-soluble copper and cobalt grade estimates are stored in items named ACU and ACO, respectively. Certain aspects of the database required that we interpolate the ratio between acid-soluble and total metals rather than interpolating the acid-soluble component directly. This is because the database has assays from UMHK, SMTF, and FCX drilling campaigns. UMHK rarely ran acid-soluble analyses, and the method used by SMTF differed from that currently used by FCX. Therefore, the following steps were taken to estimate the acid-soluble metal grade of blocks:

1.	Make an adjustment to the SMTF acid-soluble copper and cobalt by multiplying the SMTF grade by 0.93. No adjustment was made to FCX analyses.
2.	Calculate the acid-soluble percent by the equation (Adjusted Acid-Soluble Cu/Total Cu) * 100 and (Adjusted Acid-Soluble Co/Total Co) * 100.
3.	Interpolate the copper and cobalt ratios using IDW estimation. These are stored in the model in RATCU and RATCO as a number between 1 and 100.
4.	Calculate the acid-soluble metals for each block as follows: ACU = KTCU * (RATCU/100) and ACU = KTCU * (RATCU/100).

Historically, acid consumption has been estimated using a procedure that measures acid consumed in a laboratory procedure and then calculating the amount consumed by gangue by subtracting the acid consumed in putting Cu anD Co into solution. The amount of metal put into solution is estimated by using the acid-soluble copper and cobalt analyses. That relationship, given the relative sizes of the samples used in the gangue-acid and acid-soluble tests is as follows:

Gangue AC = Total AC – ((1.543* % ASCu * 10) + (1.664 * % ASCo * 10))

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 121

Tenke Fungurume Project Technical Report

Calculating gangue acid allows for the estimation of acid usage without having to account for the acid used to put metal into solution. It is though to reflect the character of the original sedimentary rock and subsequent alteration that is a part of the mineralizing process. As such, gangue acid consumption was chosen as the basis for estimating acid consuming character, and then modified to reflect our anticipated processing methods. The amount of acid used in processing is referred to as net-acid consumption and results from the fact that we will not get an acid credit for cobalt and only will get back 70% of the acid used in putting copper in solution. The calculation, then, of net-acid from gangue-acid is:

Net AC = Gangue AC + (0.70 * 1.543* % ASCu * 10) + (1.664 * % ASCo * 10)

About 1,000 total-acid consumption tests were completed for the model. Gangue acid consumption was calculated for each of these from the acid-soluble metal tests. The spatial distribution of the samples did not allow the interpolation of gangue acid consumption but were enough to examine statistically to furnish an estimate by rock type and elevation. These values were assigned to each block using a Python script. Locally, the assigned estimated were overwritten by an IDW interpolation of the actual values,

Gangue-acid consumption is stored in the item FMGAC. Net-acid consumption was then calculated using m612rp on a block-by-block basis using the ACU and ACO values and FMGAC and stored in an item named FMNAC. That calculation was:

FMNAC = FMGAC + ((1.664*ACO*10) + 0.3*(1.543*ACU*10))

     17.4.6 Density Model

A total of 748 SG measurements from the Tenke database were binned in 20m elevation intervals by lithology and linear regression formulas applied to assign block density values. Table 17-11 summarizes the calculations for each lithology and elevation range.

Table 17-11 Tenke density assignment

Rock Type & Code	Elevation Range	SG Calculation

RAT (11)		SG = -0.0005* ELEV + 2.959
RSF (41)		SG = -0.0012* ELEV + 4.0134
RSF (41)	>=1350	SG = -0.0002* ELEV + 2.7555
RSC (51)	<1350	SG = 2.15
RSC (51)	>=1350	SG = 2.15
SDB (61)	<1350	SG = -0.0007* ELEV + 3.3245
SDB (61)	>=1300	SG = 2.55
SDS (71)	<1300	SG = -0.0017* ELEV + 4.6741
CMN (81)		SG = -0.0010* ELEV + 3.7931
Dipeta (91)		SG = 2.18
Dipeta (91)	>=1350	SG = 2.48
Unknown (99)	<1350	SG = 2.50

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 122

Tenke Fungurume Project Technical Report

     17.4.7 Ore Type Model

The oxide, mixed, and sulphide mineral zones were interpreted on the 61 geological cross sections. These relatively simple shapes were linked together to form solid wireframes that were used to code the blocks for general ore types in item OTYCU including the oxide (code 1) mixed (2), and sulphide (3) zones.

     17.4.8 Model Validation

Initial model validation consisted of examination of sections and plan maps of the grades from the block along with the composite data to check for errors.

Grades were also estimated for Tcu and Tco using IDW and nearest-neighbor assignment and compared to the LAK estimates.

     17.4.9 Resource Classification

Estimated blocks were classified according to the LAK pass as shown in Table 17-12. The distribution of classified blocks is illustrated in Figure 17-18.

Table 17-12 Tenke block classification criteria

Class	distance (m)	dh	comp	max/hole

Measured	75	4	4	3
Indicated	150	3	3	3
Inferred	500	1	1	3

Figure 17-18 Tenke block classification

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 123

Tenke Fungurume Project Technical Report

     17.4.10 Resource Estimate

The Tenke deposit mineral resource estimate at a cut-off grade of 1.5% Tcu is presented in the table below. The copper equivalent formula used is EQCu=Tcu+Co*6.25.

Table 17-13 Tenke mineral resource

Class	Ore Type	ktonnes	Tcu %	Tco %	EQCu %

	oxide	16,295	2.697	0.284	4.470
	mixed	795	3.811	0.154	4.774
MEASURED	sulphide	180	2.196	0.244	3.719
	leached	86	0.213	0.483	3.232

	Total	17,357	2.731	0.278	4.470

	oxide	43,733	2.064	0.299	3.936
	mixed	11,105	2.337	0.255	3.930
INDICATED	sulphide	4,931	2.044	0.237	3.525
	leached	699	0.212	0.476	3.186

	Total	60,467	2.091	0.288	3.893

	oxide	60,028	2.236	0.295	4.081
	mixed	11,900	2.436	0.248	3.986
MEASURED + INDICATED	sulphide	5,111	2.049	0.237	3.532
	leached	785	0.212	0.477	3.191

	Total	77,824	2.234	0.286	4.022

	oxide	14,720	1.971	0.286	3.759
	mixed	10,993	1.867	0.241	3.374
INFERRED	sulphide	18,497	1.531	0.247	3.074
	leached	217	0.283	0.393	2.740

	Total	44,427	1.754	0.259	3.374

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 124

Tenke Fungurume Project Technical Report

17.5 Fungurume

The Fungurume geologic model was developed by KSLE and grade estimation was carried out by Mintec in 2006. The block model database includes 585 drill holes (94,241 m) and 250 channels from trenches and adits (7,722 m).

     17.5.1 Geological Model

KSLE generated 1:1000 scale cross sections along drill fences across the Fungurume deposit at 50 m intervals. The sections presented trench, adit and drillhole intersection data on rock types and structures, and assay histograms for total copper and cobalt. These sections formed the basis on which KSLE’s stratigraphic and mineralogical interpretations were hand drawn in the period May through July 1997.

A typical cross section is shown in Figure 17-19 below illustrating outlines of the limbs used for wireframe construction.

Figure 17-19 Fungurume Non-orthogonal Section 36827 East

For delineating limits of mineralized zones when interpreting from assays, a 1% equivalent copper cut-off was used. To determine equivalence between copper and cobalt, a factor of ten was used, i.e. 0.1% cobalt was accepted as being equivalent to 1% copper.

A total of 41 sections were interpreted across Fungurume Gisements I, Iih, Iiv, III, IV, VII and XI. The stratigraphy, faults and mineralized zoned were digitized to VBM from the NW-SE Fungurume sections.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 125

Tenke Fungurume Project Technical Report

The mineralized outlines developed on sections and benches were connected with the outlines on the adjacent sections or benches to develop 3-D wire-frame “solid” models. At the extremities of the mineralized envelopes, or where the mineralization did not seem to continue to the next cross section, the outlines were closed off to a point half way between sections. Zone codes of 1 – 737 were used by KSLE and are stored in item HOR in both the assay file and the block model. Mintec condensed the codes into a sequential series of codes from 1 to 47 stored in item LIMB for convenience in computing statistics. Each assay interval was assigned a HOR code based upon the solid containing the assay.

Figure 17-20 shows a 3-D view of solids to represent the mineralized envelopes in in Fungurume.

In this study, Mintec reviewed the historical work done on geologic modeling that defined the mineralized envelopes. The 3-D solids developed for each deposit were displayed on sections and plans with the complete drill hole information. The relevant changes to the outlines were done and some new outlines were added based on the additional drilling completed by TMC in 1997. The updated solids provided the basis for the 2006 resource estimate.

Figure 17-20 3-D view of solids to represent the mineralized zones – Fungurume

     17.5.2 Assay Statistics

The assay data for Fungurume comes from 5 sources:

1.	Trenches sampled by SMTF
2.	Adits sampled by SMTF
3.	Drillholes - UM
4.	Drillholes - SMTF
5.	Drillholes - Gecomines

The data was entered by KSLE and the data collection work is covered in the KSLE report.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 126

Tenke Fungurume Project Technical Report

The table below summarizes the assay data by sample type.

Table 17-14 Assay statistics by sample type

Type	Analysis	Length	Mean	Std Dev

	Total copper	3990.5	4.485	5.184
	Acid soluble copper	3684.6	4.088	4.836
	Copper as oxide	—	—	—
Trench	Total cobalt	3990.5	0.468	0.618
	Acid soluble cobalt	3684.6	0.352	0.544
	Cobalt as oxide	—	—	—
	Gangue acid consumption	1119	20	13.411
	Total copper	1402.8	5.015	4.136
	Acid soluble copper	1402.8	4.625	3.978
	Copper as oxide	—	—	—
Adit	Total cobalt	1402.8	0.608	0.656
	Acid soluble cobalt	1402.8	0.49	0.594
	Cobalt as oxide	—	—	—
	Gangue acid consumption	705.2	130	139.486
	Total copper	8420.2	2.151	2.998
	Acid soluble copper	—	—	—
	Copper as oxide	1158.9	1.903	2.303
UM-DH	Total cobalt	3323.6	0.285	0.43
	Acid soluble cobalt	—	—	—
	Cobalt as oxide	493.3	0.381	0.45
	Gangue acid consumption	—	—	—
	Total copper	8338.7	3.548	3.685
	Acid soluble copper	8338.7	2.021	3.071
	Copper as oxide	—	—	—
SMTF-DH	Total cobalt	8339.7	0.293	0.479
	Acid soluble cobalt	8339.7	0.182	0.362
	Cobalt as oxide	—	—	—
	Gangue acid consumption	4170.9	269	157.626
	Total copper	2545.6	5.085	3.67
	Acid soluble copper	—	—	—
	Copper as oxide	2456.1	4.07	3.564
GCM-DH	Total cobalt	2536.9	0.527	0.642
	Acid soluble cobalt	—	—	—
	Cobalt as oxide	17.1	0.184	0.033
	Gangue acid consumption	—	—	—
	Total copper	24697.8	3.465	3.939
	Acid soluble copper	13426.1	2.86	3.886
	Copper as oxide	3615	3.375	3.369
Total	Total cobalt	19593.4	0.38	0.551
	Acid soluble cobalt	13427.1	0.261	0.459
	Cobalt as oxide	510.4	0.374	0.444
	Gangue acid consumption	5995.2	206	171.727

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 127

Tenke Fungurume Project Technical Report

Figure 17-21 illustrates the variation in the length-weighted average Tcu and Tco assays between the condensed zone codes (LIMB item).

Figure 17-21 Fungurume assay weighted average by limb code

     17.5.3 Composites

The assay data was composited within the zones based upon the zone code (HOR) assigned to each assay interval from the solid model. For each drillhole intersection with a zone, a single composite was computed using all the assays within the zone. Figure 17-22 illustrates the variation in mean Tcu and Tco composites between the condensed zone codes (LIMB item).

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 128

Tenke Fungurume Project Technical Report

Figure 17-22 Fungurume composite means by limb code

     17.5.4 Variography

Variogram analyses using the composites was carried out for total copper and total cobalt to determine the spatial continuity of the mineralization. The type of variogram used in all calculations was the correlogram. A correlogram has a normalized sill value of 1.0 as opposed to a normal variogram that generally has a sill value equal to the variance of the composite data used. The advantage of the correlogram is its ability to deal with the variability of the data better than the normal variograms. Thus it is more likely to capture the underlying spatial continuity of the mineralization.

Directional variograms were calculated for both Cu and Co at 45° increments of 0°, 45°, 90°, 135°, 180°, 225°, 270° and 315° in horizontal directions, and 0, 30, 60 and 90 degrees in vertical directions, using a ±22.5° tolerance angle horizontally, ±15° tolerance angle vertically. Since the variogram on the same plane in any given direction is the same as the variogram in opposite direction, these angles cover the entire 360° circumference of the modeled deposit.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 129

Tenke Fungurume Project Technical Report

The directional variograms essentially exhibit the continuity of the mineralization at different directions in a mathematical form. A visual display of this continuity was accomplished by generating variogram contours from these directional variograms.

Figure 17-23 shows the plot of the directional Cu variograms and the exponential model fit. Table 17-15 summarizes the variogram model parameters for both Cu and Co.

Figure 17-23 Directional Tcu correlograms and exponential model

Table 17-15 Fungurume variogram model parameters

Item	Model	Nugget	Sill	Axes Ranges (m)	Axes Orientation Angles

Cu	Exp	0.54	0.46	260, 145, 95	40, -16, -29
Co	Exp	0.49	0.51	58, 147, 15	70, -18, 20

     17.5.5 Grade Model

A 3-D block model of the deposit was built with 10 m x 5 m x 5 m-size blocks for mineral resource calculations. The block model covered an area of 3.5 km x 3 km on plan, and 700 m vertically. Model extents are shown in Table 17-16.

Table 17-16 Fungurume block model extents

	Minimum	Maximum	Block Size (m)	No. of Blocks

East	18,000	28,500	10	210
North	20,000	25,000	5	200
Elevation	800	1,400	5	120

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 130

Tenke Fungurume Project Technical Report

The grades were interpolated into each block using the inverse distance method within each zone. The interpolation rules used were:

•	Orthogonal search distance x,y,z	125 meters
•	Maximum distance	150 meters
•	Inverse distance weighting power	2
•	Geologic limiting	Only composites within the same horizon are used
•	Sample weighting	Each sample is weighted by length
•	Maximum number of composites	5

Block estimates were constrained by zones defined by 3-D solids and the geometry of these solids was based upon the geologic interpretation of the zones. The geology of the deposit is well known and defined, and the continuity of the zones between sections is considered to be measured in terms of reliability. The boundaries of the zones take into consideration the width of the mineralization of economic interest. Figure 17-24 illustrates the block grade distribution for total copper.

Figure 17-24 Fungurume grade model – all blocks estimated for Tcu

     17.5.6 Density Model

The specific gravity used for the 2006 Mintec model was 2.2

     17.5.7 Model Validation

Initial model validation consisted of examination of sections and plan maps of the grades from the block along with the composite data to check for errors.

All the grade items were also interpolated using the polygonal method for comparison with IDW results. For this method, the nearest full length composite intercept was used to assign the block grade without any outlier grade restriction. The grade-tonnage curves from the two methods are very comparable, with polygonal method giving slightly higher grade with less tonnage, as expected.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 131

Tenke Fungurume Project Technical Report

     17.5.8 Resource Classification

Because Mintec has used a composite that represents the entire width of a zone, the use of number of composites was not used in the determination of tonnage classification. The distance to the nearest drillhole intersecting the zone was used to classify the resources as shown in Table 17-17. The distribution of classified blocks is illustrated in Figure 17-25.

Table 17-17 Fungurume block classification criteria

Resource Class	Distance to Nearest Drillhole

Measured	0 – 50 meters
Indicated	50 – 125 meters
Inferred	125 – 200 meters

Figure 17-25 Fungurume block classification

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 132

Tenke Fungurume Project Technical Report

     17.5.9 Resource Estimate

The Fungurume mineral resource estimate at a cut-off grade of 1.5% Tcu is presented in the table below. The copper equivalent formula used is EQCu=Tcu+Co*6.25.

Table 17-18 Fungurume mineral resource

Class	Ore Type	ktonnes	Tcu %	Tco %	EQCu %

	oxide	11,661	4.921	0.472	7.870
	mixed	17,109	4.071	0.367	6.368
MEASURED	sulphide	8,373	4.761	0.327	6.803

	Total	37,143	4.493	0.391	6.938

	oxide	2,222	3.590	0.498	6.702
	mixed	6,425	3.507	0.311	5.454
INDICATED	sulphide	12,391	4.524	0.308	6.452

	Total	21,038	4.115	0.329	6.174

	oxide	13,883	4.506	0.480	7.506
	mixed	23,534	3.754	0.336	5.855
MEASURED + INDICATED	sulphide	20,764	4.602	0.314	6.567

	Total	58,181	4.360	0.369	6.668

	oxide	495	3.351	0.360	5.599
	mixed	863	3.328	0.358	5.565
INFERRED	sulphide	4,791	4.263	0.287	6.058

	Total	6,149	4.058	0.303	5.952

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 133

Tenke Fungurume Project Technical Report

17.6 Mwadinkomba

The Mwadinkomba model was completed in October, 2008 and incorporated modeling improvements developed since 2007 including the use of LAK for grade estimation. The database used for the resource model included 118 drill holes (19,080 m).

     17.6.1 Geological Model

The geology of the Mwadinkomba deposit was interpreted on 73 north-south cross sections. Nineteen east-west long sections oriented were interpreted through the deposit every 50 m to supplement the primary set of sections (Figure 17-26). Levels were completed every 5 m through the deposit from the 1417.5 elevation to the 1100.5 elevation. The 2.5-meter benches were coded from the level plans with identical RTYPM codes above and below each of the interpreted levels. Since there is very little mineralization in the SDS and CMN, and these two units have similar densities, they were lumped together in this model and designated as RTYPM 71.

Figure 17-26 Sectional interpretation of Mwadinkomba

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 134

Tenke Fungurume Project Technical Report

     17.6.2 Assay Statistics

Assay statistics for Tcu and Tco for Mwadinkomba are summarized in Table 17-19 and Table 17-20.

Table 17-19 Mwadinkomba assay statistics – Tcu

Unit	Valid	Missing	Valid x lngth	Minimum	Maximum	Mean	Median	Std. Devn.	Co. of Variation

11	563	138	640.7	0.005	7.500	0.496	0.046	1.073	2.165
41	1,048	21	1146.5	0.010	20.900	3.331	2.961	2.720	0.817
51	2,164	39	2560.8	0.005	27.500	0.302	0.019	1.354	4.485
61	955	8	1058.7	0.005	3.730	0.239	0.129	0.346	1.445
71	1,228	458	1485.1	0.005	11.300	0.137	0.046	0.438	3.183
81	607	445	753.6	0.005	5.210	0.050	0.019	0.254	5.057
91	104	40	140.6	0.005	2.660	0.139	0.019	0.332	2.385

Total	6,669	1,149	7786.1	0.005	27.500	0.697	0.046	1.749	2.510

Table 17-20 Mwadinkomba assay statistics – Tco

Unit	Valid	Missing	Valid x lngth	Minimum	Maximum	Mean	Median	Std. Devn.	Co. of Variation

11	563	138	640.7	0.005	0.390	0.023	0.020	0.033	1.416
41	1,048	21	1146.5	0.005	9.650	0.160	0.048	0.406	2.545
51	2,164	39	2560.8	0.005	1.310	0.030	0.020	0.070	2.327
61	955	8	1058.7	0.005	0.270	0.035	0.029	0.031	0.883
71	1,228	458	1485.1	0.005	0.510	0.021	0.010	0.029	1.427
81	607	445	753.6	0.005	0.210	0.009	0.010	0.015	1.709
91	104	40	140.6	0.005	0.060	0.021	0.010	0.019	0.930

Total	6,669	1,149	7786.1	0.005	9.650	0.045	0.020	0.169	3.739

     17.6.3 Composites

The Mwadinkomba composite file was generated honoring rock-type codes of the assay database. Length weighted composites were calculated down the hole at 2.5 m intervals. At stratigraphic contacts, it is possible to generate composites with lengths of less than 2.5 m. If a composite was less than one meter in length, it was merged into the composite above. All composites were length-weighted in grade interpolation to account for the variable lengths. Figure 17-27 illustrates mean grade distribution by layer.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 135

Tenke Fungurume Project Technical Report

Figure 17-27 Mwadinkomba composite means by layer

Composite mean grades by layer
% TCu
0.0
1.0
2.0
3.0
4.0
TCu
TCo
Layer
1100
1136
1137
1138
1139
1140
1141
1142
1143
1144
1145
1146
1147
1148
1149
1150
4101
4102
4103
4104
4105
5101
5102
5103
5104
5105
5106
5107
5108
5109
5110
5111
5112
6101
6102
6103
6104
6105
0.00
0.10
0.20
0.30
0.40
%Co

     17.6.4 Variography

As in other recent models the correlogram was selected for sample variogram computation, as this estimator removes local trends in the lag means and lag variances. Correlogram constraints were the same as used for Kwatebala and all subsequent models. The final models are summarized in Table 17-21.

Table 17-21 Mwadinkomba variogram models

Item	Layer	co	c1	rz1	rx1	ry1	c2	rz2	rx2	ry2

TCU	RAT 11	0.600	0.066	54.9	2472.1	2472.1	0.334	26.5	1737.7	1737.7
TCU	RSF 41	0.100	0.732	8.4	144.4	144.4	0.168	827.8	704.4	704.4
TCU	5102-5112	0.901	0.079	14.7	48.1	48.1	0.079	28.9	436.2	436.2
TCU	SDB 61	0.347	0.525	17.5	80.3	80.3	0.127	214.7	506.1	506.1
TCO	ALL	0.050	0.461	4.1	120	120	0.489	11.9	2400	2400

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 136

Tenke Fungurume Project Technical Report

     17.6.5 Grade Model

The Mwadinkomba deposit is elongate in an east-west orientation and did not require rotation. Details of the limits, block size, and rotation are given in Table 17-22. Although the model extends down to an elevation of 1050 msl, geology and grade were modeled to an elevation of 1100 msl.

Table 17-22 Mwadinkomba block model parameters

	Min (UTM)	Max (UTM)	Distance (m)	Block Size (m)	No. of blocks

Easting	411,900	415,500	3,600	5	720
Northing	8,827,900	8,828,800	900	2.5	360
Elevation	1,050	1,450	160	2.5	160

Copper and cobalt grades were estimated using LAK and nearest-neighbor assignment. An inverse-distance weighting estimate was not made for Mwadinkomba. Grade was estimated in RAT (RTYPM code 11), RSF (41), RSC (51), and SDB (61). A layering strategy was used within each of these units to further restrict the projection of grade across stratigraphy while allowing longer projections along strike and up and down dip. Grade was not estimated in the SDS (code 71), CMN (81), and Dipeta (91) Formations, although there is a minor amount of mineralization in the SDS near the SDB contact on the east end of the deposit.

Figure 17-28 Mwadinkomba grade model – all blocks estimated for Tcu

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 137

Tenke Fungurume Project Technical Report

The acid-soluble copper and cobalt grade estimates are stored in items named ACU and ACO, respectively. Initially, ACU and ACO were interpolated with LAK and the ratios between acid-soluble and total metals calculated. This resulted in many blocks with ratios above 100%. Because of this the following steps were taken to estimate the acid-soluble metal grade of blocks:

1.	Interpolate the copper and cobalt ratios using the LAK method. These are stored in the model in RATCU and RATCO as a number between 1 and 100.
2.	Calculate the acid-soluble metals for each block as follows: ACU = KTCU * (RATCU/100) and ACU = KTCU * (RATCU/100).

Acid consumption in the Mwadinkomba model was estimated by a method that took advantage of the data available for modeling. Total-acid consumption was available from the procedure developed by the FCX Process Technology Center (PTC) for only 218 of the 4,150 composites in the database. Calcium analyses, however, were available on 3,491 composites. A general relationship between Ca content and acid consumption has been noted at the other deposits modeled in the district and given the relatively large Ca database it was decided that establishing that relationship for Mwadinkomba was the best way to estimate acid consumption in the model. A direct comparison between Ca and gangue-acid consumption showed a good correlation across all rock types with the following relationship:

Measured Gangue Acid Consumption (kg/tonne) = (Ca * 46.1) + 55.7

The correlation coefficient for this relationship is .938. However, given the equation, even at very low Ca values, the acid consumption will be about 56 kg/tonne, a value that was thought to be too high. As such, a new approach was taken.

Acid is consumed by metals and gangue in the samples. This consumption can be calculated from the metal and Ca assays and compared to the measured total-acid consumption procedure. A comparison of stoichiometric acid consumption to measured was completed on the raw assay data. The relationship was found to be:

Measured Total Acid Consumption = (1.8 * Stoichiometric Acid Consumption) + 20

The graph showing this relationship is shown below in Figure 17-29. Values are in Kg/tonne.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 138

Tenke Fungurume Project Technical Report

Figure 17-29 Measured vs stoichiometric acid consumption

The correlation coefficient for this relationship is 0.905. The procedure to estimate acid consumption is as follows:

1.	Estimate KTCU, KTCO, and KCA using LAK. The Cu and Co estimates limit by rock and layer while the Ca estimate limits by rock, layer, and ore type (oxide vs. mixed + sulphide).
2.	Calculate Stoichiometric Acid Consumption (SAC) based on KTCU, KTCO, and KCA. This value was not stored in the model.
3.

Use the relationship between measured FMTAC and SAC; i.e., Calculated TAC = 1.8 * SAC + 20 (for all ore types, all calcium levels). Store the calculated value in the FMTAC item in the model. The formula used in m612RP was:

FMTAC (kg/tonne) = (((10*1.543*KTCU) + (10*1.664*KTCO) + (10*2.45*KCA))*1.8) + 20

4.	Calculate Gangue-Acid Consumption using the formula:

FMGAC = FMTAC – ((10*1.534*ACU) + (10*1.664*ACO))

5.	SCalculate Net-Acid Consumption using the formula:

FMNAC (kg/tonne) = FMTAC – (10*ACU*1.543*0.7)

FMTAC, FMGAC and FMNAC are all calculated values in the model.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 139

Tenke Fungurume Project Technical Report

     17.6.6 Density Model

A total of 734 SG measurements from the Mwadinkomba database were binned in 20m elevation intervals by lithology and linear regression formulas applied to assign block density values. Table 17-23 summarizes the calculations for each lithology and elevation range.

Table 17-23 Mwadinkomba density assignment

Rock Type & Code	Elevation Range	SG Calculation

RAT (11)	>=1300	SG = -0.0032* ELEV + 6.439
RAT (11)	<1300	SG = 2.34
RSF (41)	>1300	SG = 2.14
RSF (41)	<=1300	SG = -0.0007* ELEV + 3.3133
RSC (51)	>=1200	SG = -0.0002* ELEV + 2.4945
RSC (51)	<1200	SG = -0.0004* ELEV + 2.7828
SDB (61)	>=1250	SG = -0.0006* ELEV + 3.1049
SDB (61)	<1250	SG = -0.0008* ELEV + 3.4710
SDS (71,81)		SG = -0.0009* ELEV + 3.5150
Dipeta (91)		SG = 2.44
Unknown (99)		SG = 2.50

     17.6.7 Ore Type Model

The oxide, mixed, and sulphide mineral zones were interpreted on the 73 geological cross sections. These relatively simple shapes were linked together to form solid wireframes that were used to code the blocks for general ore types in item OTYCU including the oxide (code 1) mixed (2), and sulphide (3) zones.

     17.6.8 Model Validation

Initial model validation consisted of examination of sections and plan maps of the grades from the block along with the composite data to check for errors.

All the grade items were also interpolated using the polygonal method for comparison with composite grades and LAK results.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 140

Tenke Fungurume Project Technical Report

     17.6.9 Resource Classification

The LAK pass (PASSK item) was used in conjunction with the average distance to all composites (DISTA) to establish resource class (RCLAS) as shown in Table 17-24. The distribution of classified blocks is illustrated in Figure 17-30.

Table 17-24 Mwadinkomba block classification criteria

Kriging Passes (PASSK):

PASSK	Max Search (m)	Min Drill Holes

1	75	4
2	150	3
3	500	1
Resource Class (RCLAS):

RCLAS	PASSK	Max DISTA (m)

1	1	50
2	1, 2	100
3	1 – 3	500
4	Default Value

Figure 17-30 Mwadinkomba block classification

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 141

Tenke Fungurume Project Technical Report

     17.6.10 Resource Estimate

The Mwadinkomba mineral resource estimate at a cut-off grade of 1.5% Tcu is presented in the table below. The copper equivalent formula used is EQCu=Tcu+Co*6.25.

Table 17-25 Mwadinkomba resource estimate

Class	Ore Type	ktonnes	Tcu %	Tco %	EQCu %

	oxide	18	1.699	0.207	2.991
	mixed	0	1.958	0.054	2.296
MEASURED	sulphide

	Total	18	1.704	0.203	2.976

	oxide	12,348	3.539	0.147	4.459
	mixed	14,041	3.020	0.142	3.911
INDICATED	sulphide	61	2.975	0.053	3.308

	Total	26,450	3.262	0.144	4.166

	oxide	12,366	3.536	0.147	4.457
	mixed	14,042	3.020	0.142	3.911
MEASURED + INDICATED	sulphide	61	2.975	0.053	3.308

	Total	26,468	3.261	0.144	4.165

	oxide	3,345	3.232	0.101	3.864
	mixed	5,570	2.661	0.130	3.474
INFERRED	sulphide	47	1.755	0.078	2.239

	Total	8,962	2.870	0.119	3.613

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 142

Tenke Fungurume Project Technical Report

17.7 Kansalawile

The initial resource model for Kansalawile was completed in December, 2008 and incorporated modeling improvements developed since 2007 including the use of LAK for grade estimation. The database used for the resource model included 72 drill holes (9,509 m).

     17.7.1 Geological Model

The Kansalawile deposit is elongate in a west-northwest east-southeast orientation. As such, drill holes are oriented toward an azimuth of 210°, and cross sections have this same 210° to 30° orientation. The geology was interpreted on 23 cross sections oriented N 30o E. Section spacing varies from 50 to 200 m, but most of the sections are at 100 m spacing, corresponding to the drill fences. Sixteen longitudinal sections oriented N 60o W, were interpreted through the deposit every 50 m to supplement and reconcile the cross sections. Sixty-one levels were completed every 5 m through the deposit from the 1100 m elevation to the 1400 m elevation. The 2.5-meter benches were coded from the level plans with identical RTYPM codes above and below each of the interpreted levels. Outside of a bounding box oriented along the strike of the beds, and encompassing the mine series, all blocks were coded with a default RTYPM code of 98.

The vertical cross sectional lithology is illustrated in Figure 17-31.

Figure 17-31 Kansalawile sectional lithology

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 143

Tenke Fungurume Project Technical Report

     17.7.2 Assay Statistics

Assays from 65 of the drill holes in the deposit database were used for grade estimation in the Kansalawile model. Statistics by stratigraphic unit are shown in Table 17-26 and Table 17-27.

Table 17-26 Kansalawile assay statistics - TCu

Unit	Valid	Missing	Valid x lngth	Minimum	Maximum	Mean	Median	Std. Devn.	Co. of Variation

11	484	69	499.3	0.005	8.400	0.673	0.306	1.041	1.547
41	568	4	587.1	0.005	35.400	4.097	3.598	3.604	0.880
51	1,186	26	1306.2	0.005	21.500	0.925	0.164	1.948	2.107
61	525	10	574.2	0.005	9.530	0.777	0.377	1.221	1.570
71	1,057	235	1224.4	0.005	12.400	0.221	0.058	0.574	2.604
81	318	130	377.9	0.005	4.820	0.136	0.058	0.450	3.302
91	67	52	87.2	0.005	0.670	0.094	0.023	0.116	1.235

Total	4,205	526	4656.3	0.005	35.400	1.015	0.164	2.138	2.107

Table 17-27 Kansalawile assay statistics - TCo

Unit	Valid	Missing	Valid x lngth	Minimum	Maximum	Mean	Median	Std. Devn.	Co. of Variation

11	484	69	499.3	0.005	0.290	0.049	0.039	0.035	0.707
41	568	4	587.1	0.005	2.100	0.161	0.090	0.212	1.322
51	1,186	26	1306.2	0.005	3.960	0.107	0.058	0.203	1.897
61	525	10	574.2	0.005	2.130	0.101	0.058	0.161	1.590
71	1,057	235	1224.4	0.005	0.460	0.034	0.019	0.037	1.066
81	318	130	377.9	0.005	0.150	0.016	0.011	0.019	1.149
91	67	52	87.2	0.005	0.170	0.033	0.011	0.038	1.149

Total	4,205	526	4656.3	0.005	3.960	0.079	0.039	0.152	1.924

     17.7.3 Composites

The Kansalawile composite file was generated honoring rock-type codes of the assay database. Length weighted composites were calculated down the hole at 2.5 m intervals. At stratigraphic contacts, it is possible to generate composites with lengths of less than 2.5 m. If a composite was less than one meter in length, it was merged into the composite above. All composites were length-weighted in grade interpolation to account for the variable lengths. Figure 17-32 illustrates mean grade distribution by layer.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 144

Tenke Fungurume Project Technical Report

Figure 17-32 Kansalawile composite means by layer

Composite mean grades by layer
% TCu
0.0
1.0
2.0
3.0
4.0
5.0
6.0
7.0
TCu
TCo
Layer
1100
1141
1142
1143
1144
1145
1146
1147
1148
1149
1150
4101
4102
4103
4104
4105
5101
5102
5103
5104
5105
5106
5107
5108
5109
5110
5111
6101
6102
6103
6104
0.00
0.05
0.10
0.15
0.20
0.25
0.30
%Co

     17.7.4 Variography

As in other recent models the correlogram was selected for sample variogram computation, as this estimator removes local trends in the lag means and lag variances. Correlogram constraints were the same as used for Kwatebala and all subsequent models. The final models are summarized in Table 17-28.

Table 17-28 Kansalawile variogram models

Item	Layer	co	c1	rz1	rx1	ry1	c2	rz2	rx2	ry2

TCU	RAT 11	0.002	0.819	5.51	32.42	32.42	0.179	2742	245.2	245.2
TCU	RSF 41	0.008	0.448	5.37	96.07	96.07	0.544	103.8	139.4	139.4
TCU	5102-5112	0.004	0.914	8.16	47.56	47.56	0.082	101.2	921.6	921.6
TCU	SDB 61	0.001	0.87	8.66	22.85	22.85	0.129	8.7	44080	44080
TCO	RAT 11	0.141	0.552	25	50	50	0.307	25	733.9	733.9
TCO	RSF 41	0.001	0.799	7.5	106.1	106.1	0.22	7.5	2708	2708
TCO	5102-5112	0.066	0.752	6.9	8.8	8.8	0.182	30.6	2244	2244
TCO	SDB 61	0.014	0.786	6.8	13.7	13.7	0.2	8.5	1624	1624

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 145

Tenke Fungurume Project Technical Report

     17.7.5 Grade Model

The block model parameters for Kansalawile are listed in Table 17-29.

Table 17-29 Kansalawile block model extents

	Min (UTM)	Max (UTM)	Distance (m)	Block Size (m)	No. of blocks

Easting	412,400.00	414,900.00	2,500.00	5	500
Northing	8,825,500.00	8,827,400.00	1,900.00	2.5	760
Elevation	1,100.00	1,405.00	305.00	2.5	122

Copper and cobalt grades were estimated using LAK and nearest-neighbor assignment. Grade was estimated in RAT (RTYPM code 11), RSF (41), RSC (51), and SDB (61). A layering strategy was used within each of these units to further restrict the projection of grade perpendicular to strike and dip while allowing longer projections in the plane of the stratigraphic units.

The number of layers modeled in each unit was based on thickness and the 2.5 m block size, as follows: RAT 11 – 11 layers, RSF 41 – 5 layers, RSC 51 – 11 layers, SDB 61 – 4 layers. In the case of RAT, the lowest layer was coded as 1100 and represents the entire portion of this unit that is more than 25 m away from the RSF contact. Composite statistics by layer in RAT show that there is no ore grade mineralization in the lower layers, so only the upper six layers were interpolated.

There is a minor amount of mineralization in the SDS (code 71) and CMN (81), but these units and the Dipeta (91) and undefined (98) were not interpolated for this model. The SDS and CMN mineralization represents a small upside for future models.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 146

Tenke Fungurume Project Technical Report

The block grade distribution for total copper is illustrated in Figure 17-33.

Figure 17-33 Kansalawile grade model – all blocks estimated for TCu

Acid-soluble copper and cobalt grades estimates are stored in items named ACU and ACO, respectively. These values were not interpolated directly. Instead, adjusted acid-soluble copper and cobalt ratios (model items RATCU and RATCO) were estimated using interpolation groups based on rock code and ore type. The interpolation groups for these ratios are shown in Table 17-30. Blocks that are left uninterpolated using a search radius of 500 m are assigned mean ratios by group (Table 17-31).

Table 17-30 Interpolation Groups for RATCU and RATCO

OTYCU	RTYPM	Mean RATCU (%)

1	All	92
2	11	61
2	41	54
2	51	66
2	61	61
3	All	10 (assigned)
4	All	70
OTYCO	RTYPM	Mean RATCO (%)

1	11	59
1	41-61	85
2	11	53
2	41, 51	65
2	61	55
3	All	10 (assigned)

After interpolation and assignment of ratios, the acid-soluble metals for each block are calculated as follows: ACU = KTCU * (RATCU/100) and ACU = KTCU * (RATCU/100).

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 147

Tenke Fungurume Project Technical Report

As with prior 2008 models, there are more calcium data available at Kansalawile than there are total acid and gangue acid consumption tests. To take advantage of the widespread distribution of Ca data, acid consumption was estimated using a tiered approach as outlined below:

1.	LAK was used to interpolate Ca using degree or weathering and layers as constraints.
2.	Blocks that remained uninterpolated with a 500 m search radius were assigned mean Ca values based on the composites, as shown in Table 17-31. Less than 2% of blocks required assignment.
3.	Gangue acid consumption (FMGAC) values were calculated on a block by block basis, using the relationships between Ca and acid consumption by rock type shown in Table 17-32.
4.

GAC values from analyses run at the PTC and TFM labs were interpolated into the KGAC item in the model using LAK. These interpolations used or weathering and layers as constraints, and a maximum search distance of 150 m.

5.	The results from step 4, comprising approximately 27% of the blocks in the mineralized zone, were used to overwrite the FMGAC values that were derived from Ca.
6.	As with other models, the relationships between gangue acid consumption (FMGAC), total acid consumption (FMTAC), and net acid consumption (FMNAC) are as follows:

FMTAC=FMGAC+(10*1.534*ACU)+(10*1.664*ACO)

FMNAC=FMTAC-(10*ACU*1.534*.7)

Table 17-31 Calcium assignments for uninterpolated blocks

WEATH Zone	LAK Layer	Mean Ca (%)

1	1145-1150	0.131
1	4101-4102	0.255
1	4103-4105	0.188
1	5101-5111	0.136
1	6101-6104	0.131
2	1145-1150	4.31
2	4101-4102	11.40
2	4103-4105	6.82
2	5101	9.17
2	5102-5110	10.18
2	5111	8.43
2	6101	4.79
2	6102-6103	4.13
2	6104	5.05

Table 17-32 Relationships Between FMGAC and Ca by Rock Type

RTYPM	Equation	R2

11	FMGAC = 43.341*Ca + 30.992	0.992
41	FMGAC = 41.869*Ca + 33.693	0.852
51	FMGAC = 44.499*Ca + 20.378	0.939
61	FMGAC = 48.159*Ca + 24.857	0.939

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 148

Tenke Fungurume Project Technical Report

     17.7.6 Density Model

A total of 504 SG measurements from the Kansalawile database were binned in 20m elevation intervals by lithology and linear regression formulas applied to assign block density values. Table 17-33 summarizes the calculations for each lithology and elevation range.

Table 17-33 Kansalawile density assignment

Rock Type & Code	Elevation Range	SG Calculation

RAT (11)	> 1300 m	SG = 2.25
RAT (11)	<=1300 m	SG = 2.34
RSF (41)	All	SG = -0.0014 * ELEV + 4.1
RSC (51)	All	SG = -0.0020 * ELEV + 4.8
SDB (61)	All	SG = -0.0015 * ELEV + 4.3
SDS (71)	All	SG = -0.0026 * ELEV + 5.6
CMN (81)	All	SG = -0.0008 * ELEV + 3.4
Dipeta (91)	All	SG = -0.0013 * ELEV + 4.0
Unknown Rock (98)	All	SG = 2.50

     17.7.7 Ore Type Model

The leached, oxide, mixed, and sulphide mineral zones for Cu were interpreted on the 23 cross sections, and then linked together to form solid wireframes. The copper leached zone comprises a narrow band in the central portion of the deposit that encompasses the upper portion of the RSF and sometimes extends above the top of the SDB. Total copper grades in this zone are generally <0.1% TCu. Oxide includes intervals with acid soluble to total copper ratios of 80% and above, while sulphide is generally 20% and below. There is little sulphide material above the 1100 m lower limit of this model. The copper ore type solids were used to code the block item OTYCU as: oxide (code 1), mixed (2), sulphide (3), and leached (4).

Separate solids were constructed to code the blocks for cobalt ore type (OTYCO). Leaching does not appear to be as strong for cobalt, so the cobalt ore types include only oxide, mixed, and sulphide, with codes of 1, 2, and 3 respectively.

Examination of available Ca and gangue acid consumption data in cross section shows that there is a distinct break between a zone of low Ca (<1%) with low acid consumption (<100 kg/tonne) and high Ca with high acid consumption. Often, Ca grade increases from the low 0.x % range to multiple % over a distance of a few meters. This low Ca zone comprises a shallow bowl-shaped feature that was interpreted in cross section and then solid modeled to code blocks. Results are stored in the WEATH field in the model, where 1=low Ca (weathered rock) and 2=high Ca (fresh rock).

As has been noted in other Tenke district deposits, the copper and cobalt ore type boundaries are not coincident with the weathered zone. Often times, oxide copper mineralization extends into the “fresh” zone, resulting in high solubility, high acid consuming material.

     17.7.8 Model Validation

Initial model validation consisted of examination of sections and plan maps of the grades from the block along with the composite data to check for errors.

All the grade items were also interpolated using the polygonal method for comparison with LAK results.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 149

Tenke Fungurume Project Technical Report

     17.7.9 Resource Classification

The LAK pass (PASSK item) was used in conjunction with the average distance to all composites (DISTA) to establish resource class (RCLAS) as shown in Table 17-34. The distribution of classified blocks is illustrated in Figure 17-34.

Table 17-34 Kansalawile block classification criteria

Kriging Passes (PASSK):

PASSK	Max Search (m)	Min Drill Holes

1	75	4
2	150	3
3	500	1
Resource Class (RCLAS):

RCLAS	PASSK	Max DISTA (m)

1	1	50
2	1, 2	100
3	1 – 3	500
4	Default Value

Figure 17-34 Kansalawile block classification

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 150

Tenke Fungurume Project Technical Report

     17.7.10 Resource Estimate

The Kansalawile mineral resource estimate at a cut-off grade of 1.5% TCu is presented in the table below. The copper equivalent formula used is EQCu=TCu+Co*6.25.

Table 17-35 Kansalawile resource estimate

Class	Ore Type	ktonnes	TCu %	TCo %	EQCu %

	oxide	328	2.913	0.118	3.650
	mixed	18	3.449	0.164	4.474
MEASURED	sulphide
	leached

	Total	346	2.941	0.120	3.692

	oxide	14,539	2.692	0.145	3.598
	mixed	7,544	2.911	0.178	4.023
INDICATED	sulphide	45	1.715	0.155	2.686
	leached	0.1	0.060	0.230	1.500

	Total	22,129	2.764	0.156	3.741

	oxide	14,868	2.697	0.144	3.599
	mixed	7,561	2.912	0.178	4.024
MEASURED + INDICATED	sulphide	45	1.715	0.155	2.686
	leached	0.1	0.060	0.230	1.500

	Total	22,475	2.767	0.155	3.740

	oxide	11,509	2.117	0.180	3.242
	mixed	6,384	2.815	0.171	3.887
INFERRED	sulphide	1,742	1.842	0.204	3.117
	leached	161	0.053	0.270	1.744

	Total	19,797	2.301	0.180	3.427

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 151

Tenke Fungurume Project Technical Report

17.8 FWAULU

The Fwaulu model has not been updated since the 2007 Feasibility Study. The database used for the resource modeling contains 70 drill holes (14,240 m) and 44 channels (1288 m) from trenches and adits. The core holes are drilled on sections that are in general 100m apart or more along different directions. They are drilled at various orientations and dips oriented towards the mineralized zones of the deposit. The depths of the holes are mostly within 100-300 m range, but there is also some deep drilling. The deepest hole is 812 m.

     17.8.1 Geological Model

The Mintec model used triangulated solids to delineate the upper (SDB) and lower (RSF) horizons. These horizons, referred to as “limbs” were based on a nominal 1% copper equivalent cut-off, where Co values were multiplied by ten to determine the copper equivalent value. These wireframe solids may include the very upper and lower portions of the RSC unit (Figure 17-35).

The Mintec wireframes were reviewed by PD geologists and compared to drill-hole intercepts and historic sections by Gécamines (1960’s vintage). Based on this review, the existing wireframes were either left as is or discarded and redrawn to better conform to the drill intercepts and historic geologic interpretations. In a few areas, new solids were constructed to capture mineralization not included in the Mintec model. The final solids were used to code the model using a new field called LMBPD, where 1 = the lower horizon and 5 = the upper horizon. The percentage of each block within the wireframe solids is stored in a field called PCTPD.

Mintec did not model the middle (RSC) horizon as a separate unit, even in areas where the entire RSC is assayed. Due to time constraints, PD stayed with this convention; therefore, the RSC represents potential upside for future models of this deposit.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 152

Tenke Fungurume Project Technical Report

Figure 17-35 Fwaulu limb model

     17.8.2 Assay Statistics

The total drilling and other methods of collecting data is about 15,528 m, including the un-assayed intervals. The assayed intervals for copper and cobalt consist of approximately 3,700 m. The average assay interval length is 1.2 m within the mineralized zones.

Assays within mineralized envelopes or solids were assigned specific LIMB codes to designate them which zone they belong to. The assays outside the solids therefore were not coded, and were considered waste. The statistical analysis of the data was limited to those assays with assigned LIMB codes 1-5 only. Table 17-36 summarizes the statistics of assays within mineralized zones. Figure 17-36 and Figure 17-37 give the summary statistics and histograms for the TCu and TCo assays within 1-5 LIMB codes.

Detailed statistical analyses were done by LIMB code for all items interest in the assay database.

Table 17-36 Fwaulu summary assay statistics within zones

Item	Number	Length	Maximum	Mean Grade %	Coeff. of Variation

Tcu	1,870	1,995.90	20.4	2.775	1.141
Acu	479	430.1	20.2	3.69	1.169
Tco	1,870	1,995.90	3.02	0.169	1.426
Aco	479	430.1	2.7	0.155	1.633

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 153

Tenke Fungurume Project Technical Report

Figure 17-36 Fwaulu - frequency distribution of TCu assays within zones

Figure 17-37 Fwaulu - frequency distribution of TCo assays within zones

The correlations between Total Cu and Acid soluble Cu (Acu) and between Total Co and Acid soluble Co (Aco) assay grades are good even though there are less available data. The coefficients of correlations obtained from the least square linear regressions using all the LIMB data are approximately 0.98 and 0.97 for Cu and Co, respectively.

The correlations between Cu and Co grades do not exist in general.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 154

Tenke Fungurume Project Technical Report

The missing acid soluble assays were assigned to each assay interval by calculation of the ACU/TCU and ACO/TCO ratios for the available assay data within the mineralized zones by elevation ranges at 50 m increments used for Goma area.

     17.8.3 Composites

The compositing strategy for Fwaulu was similar to that used for Kwatebala. Length-weighted composites constrained by LIMB code were calculated every 5 m, beginning at the hole collar. Composites with lengths of less than 2 m were merged into the composite above. The resulting composites can have lengths of one to 2 to 6.99 m, but do not cross horizon (LIMB) contacts. All composites were length-weighted in grade interpolation to account for the variable lengths.

Table 17-37 Fwaulu composite statistics

Field	LIMB	Number	Length	Minimum	Maximum	Mean	Std.Dev.	COV

	5 (upper)	215	988.5	0.01	14.22	2.926	3.011	1.029
TCu	1 (lower)	248	1132.4	0.06	16.41	3.022	2.519	0.834
	All	463	2120.9	0.01	16.41	2.977	2.758	0.926
	5 (upper)	215	988.5	0.01	2.27	0.172	0.217	1.262
TCo	1 (lower)	248	1132.4	0.01	1.41	0.159	0.164	1.031
	All	463	2120.9	0.01	2.27	0.165	0.19	1.151

     17.8.4 Variography

Due wide drill hole spacing and data limitations, directional variograms results were not found to be useful. Therefore, global variograms were used to generate isotropic variogram models for Cu and Co. Table 17-37 summarizes the variogram model parameters for both Cu and Co.

Table 17-38 Summary of the variogram model parameters – Fwaulu

Item	Model	Nugget	Sill	Axes Ranges (m)	Axes Orientation Angles

Cu	Exp	0.23	0.77	110, 110, 110	0, 0, 0
Co	Exp	0.44	0.56	90, 90, 90	0, 0, 0

     17.8.5 Grade Model

The block model parameters for Fwaulu are listed in Table 17-39.

Table 17-39 Fwaulu block model extents

	Minimum	Maximum	Distance (m)	Block Size (m)	No. of blocks

Easting	15500	18500	3000	10	300
Northing	24000	26500	2500	10	250
Elevation	700	1450	750	10	75

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 155

Tenke Fungurume Project Technical Report

For Fwaulu, total copper and cobalt grade estimation are based on ID3 weighting. Only blocks with LMBPD Codes 1 and 5 were interpolated, with matching to corresponding LIMB codes in the composite file. An isotropic search distance of 150 m was employed. All interpolations used a minimum of one composite, a maximum of twelve and maximum of three from any given hole. Based on Mintec’s work, TCu composites with grades of 15% and above were restricted to a 20 m search distance and TCo composites with grades of 1% and above were restricted to a search distance of 12.5 m.

The block grade distribution for total copper is illustrated in Figure 17-38.

Figure 17-38 Fwaulu grade model – all blocks estimated for TCu

No acid soluble copper or cobalt grades or ratios were interpolated at Fwaulu. This was partially due to time constraints, but also due to the lack of acid soluble information in the drill-hole database at the time. Recovery factors were applied by the mining engineers to the interpolated TCu and TCo grades. Recovery factors for oxide and mixed oxide/sulphide mineralization are based on work done for Kwatebala.

The Fwaulu drill hole database used for the 2006 model did not contain any SMTF drill holes and therefore has no GAC values. Consequently, GAC values were assigned to the oxide and mixed zones by the mining engineers, based on work done on Kwatebala.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 156

Tenke Fungurume Project Technical Report

     17.8.6 Density Model

For 2006 Fwaulu model, the SDB average density of 2.17 was assigned to the upper horizon and the RSF average density of 2.24 was assigned to the lower horizon. All other model blocks (representing RAT, RSC, CMN and Dipeta) were given a density of 2.5 g/cc.

     17.8.7 Ore Type Model

Historic sections (1:1000 scale) by Gécamines and oxide copper data from UMHK were used to interpret the base of oxide and the top of sulphide horizons. The interpreted boundaries were used to construct solids and the solids were used to code blocks as oxide, mixed, or sulphide on a majority code basis.

In general, the oxide and sulphide surfaces are flat to gently dipping and locally mimic topography. The oxide zone is thin compared to Kwatebala, and rarely exceeds 100 m in thickness.

     17.8.8 Model Validation

Sections and plan maps of the grades from the block model were generated to check the interpolation results.

All the grade items were also interpolated also using the polygonal method for comparison with IDW results. For this method, the nearest full length composite intercept was used to assign the block grade without any outlier grade restriction. The grade-tonnage curves from the two methods are very comparable, with polygonal method giving slightly higher grade with less tonnage, as expected.

     17.8.9 Resource Classification

Fwaulu blocks were assigned confidence levels using a combination of items stored during total copper estimation runs as shown in Table 17-40. The distribution of classified blocks is illustrated in Figure 17-39.

Table 17-40 Fwaulu block classification criteria

Confidence Class	No. of Drill Holes	Average Distance to all Comps (m)

1 Measured	>= 4	<= 55
2 Indicated	>= 3	<= 110
3 Inferred	<3	> 110

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 157

Tenke Fungurume Project Technical Report

Figure 17-39 Fwaulu block classification

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 158

Tenke Fungurume Project Technical Report

     17.8.10 Resource Estimate

The block inventory for Fwaulu is presented in Table 17-41. Due to the wider drill spacing, only about 75% of the oxide resource is measured and indicated and only around 10% is measured. The percentage of measured and indicated sulphide material in the inventory is higher than it is for Kwatebala, because the Fwaulu estimate is based on only UMHK drill holes, which are generally deeper than SMTF holes.

The Fwaulu mineral resource estimate at a cut-off grade of 1.5% TCu is presented in the table below. The copper equivalent formula used is EQCu=TCu+Co*6.25.

Table 17-41 Fwaulu resource estimate

Class	Ore Type	ktonnes	TCu %	TCo %	EQCu %

	oxide	853	3.974	0.183	5.117
	mixed	51	3.040	0.116	3.765
MEASURED	sulphide

	Total	903	3.922	0.179	5.041

	oxide	5,166	3.185	0.164	4.211
	mixed	9,015	3.038	0.158	4.026
INDICATED	sulphide	4,069	2.187	0.154	3.148

	Total	18,250	2.890	0.159	3.883

	oxide	6,018	3.297	0.167	4.339
	mixed	9,066	3.038	0.158	4.025
MEASURED + INDICATED	sulphide	4,069	2.187	0.154	3.148

	Total	19,153	2.939	0.160	3.938

	oxide	2,013	2.507	0.177	3.613
	mixed	7,707	2.141	0.181	3.272
INFERRED	sulphide	11,392	1.861	0.188	3.034

	Total	21,112	2.025	0.184	3.176

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 159

Tenke Fungurume Project Technical Report

17.9 Mambilima

The Mambilima model was completed in February, 2009 and incorporated modeling improvements developed since 2007 including the use of LAK for grade estimation. The database used for the resource model included 141 core holes (28,209 m).

17.9.1 Geological Model

The geology of the Mambilima deposit was interpreted on 66 north-south cross sections. Section spacing varied from 50 to 200 m, but the majority of the sections were at a 50 m spacing, corresponding to the drill fences. Twenty-three east-west longitudinal sections at 50 m spacing were interpreted concurrently with the cross sections. In this way, the two directions were rectified as the geology was being interpreted. A limited number of sections were interpreted on a 160o azimuth to help interpret geology in the drill holes that have this orientation on the east end of the deposit.

Fifty-five levels were completed every 5 m through the deposit from the 1050 m elevation to the 1322.5 m elevation. The 2.5-meter benches were coded from the level plans with identical RTYPM codes carried 5 m above each of the interpreted levels (Figure 17-40).

Figure 17-40 Mambilima geologic model (excluding Dipeta)

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 160

Tenke Fungurume Project Technical Report

Structural zones were used to divide the deposit along major faults and the anticlinal axis that runs through the center of the eastern portion of the deposit (Figure 17-41). These zones have the following benefits:

1.	They aid in the layering process by separating beds that are offset across major structures.
2.

They give better results for the NAYBOR process, which assigns dip directions and dips to each block. Without separating limbs across the anticlinal axis, the NAYBOR routine will give incorrect dips and dip directions, because it is trying to fit a regression plane to layers on opposite sides of the fold axis.

3.	They divide the deposit into distinct grade domains. For example, the eastern portion of the deposit is lower grade.

Figure 17-41 Mambilima structural domains

Examination of available Ca and gangue acid consumption data in cross section revealed that there is a distinct break between a zone of low Ca (<1%) with low acid consumption (<100 kg/tonne) and high Ca with high acid consumption. Often, there is a tenfold increase in Ca grade from the low 0.x% range to multiple% over a distance of a few meters. This low Ca zone has a more complicated shape than it does at Kansalawile, with locally deeper weathering in the RSC that sometimes extends into the adjacent units. The zone was interpreted in cross section and then solid modeled to code blocks. Results are stored in the WEATH field in the model, where 1=low Ca (weathered rock) and 2=high Ca (fresh rock).

As has been noted in other Tenke district deposits, the copper and cobalt ore type boundaries are not coincident with the weathered zone. It is possible to have copper oxides in the fresh zone, and the weathered zone can extend into the mixed copper ore type zone.

17.9.2 Assay Statistics

Assays from 137 of the drill holes in the deposit database were used for grade estimation in the Kansalawile model. Statistics by stratigraphic unit are shown in Table 17-42 and Table 17-43.

Table 17-42 Mambilima assay statistics - TCu

Unit	Valid	Missing	Valid x lngth	Minimum	Maximum	Mean	Median	Std. Devn.	Co. of Variation

11	1123	207	1216.97	0.005	21.500	0.584	0.170	1.352	2.316
41	1281	7	1391.47	0.005	25.700	3.264	2.670	3.087	0.946
51	3096	19	3498.55	0.005	17.600	0.527	0.140	1.193	2.262
61	1172	5	1280.83	0.005	12.700	1.039	0.370	1.633	1.571
71	2808	722	3254.44	0.005	26.200	0.388	0.130	1.014	2.610
81	1301	441	1626.48	0.005	10.100	0.084	0.010	0.426	5.054
91	127	125	160.32	0.005	0.700	0.055	0.020	0.093	1.686
Total	10,908	1,526	12,429.06	0.005	26.200	0.815	0.160	1.772	2.173

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 161

Tenke Fungurume Project Technical Report

Table 17-43 Mambilima assay statistics - TCo

Unit	Valid	Missing	Valid x lngth	Minimum	Maximum	Mean	Median	Std. Devn.	Co. of Variation

11	1123	207	1216.97	0.005	1.060	0.048	0.030	0.055	1.150
41	1281	7	1391.47	0.005	2.560	0.135	0.050	0.270	1.998
51	3096	19	3498.55	0.005	2.500	0.099	0.060	0.143	1.443
61	1172	5	1280.83	0.005	3.280	0.178	0.060	0.346	1.940
71	2808	722	3254.44	0.005	8.590	0.050	0.030	0.172	3.432
81	1301	441	1626.48	0.005	0.660	0.013	0.005	0.031	2.442
91	127	125	160.32	0.005	0.140	0.016	0.010	0.023	1.437
Total	10,908	1,526	12,429.06	0.005	8.590	0.083	0.040	0.194	2.349

17.9.3 Composites

The Mambilima composite file was generated honoring rock-type codes of the assay database. Length weighted composites were calculated down the hole at 2.5 m intervals. At stratigraphic contacts, it is possible to generate composites with lengths of less than 2.5 m. If a composite was less than 1.25 m in length, it was merged into the composite above. All composites were length-weighted in grade interpolation to account for the variable lengths. Figure 17-42 and Figure 17-43 illustrate the mean grade distribution by layer for the main mineralized zone domains.

Figure 17-42 Mambilima composite means by layer (Zones 1 & 2)

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 162

Tenke Fungurume Project Technical Report

Figure 17-43 Mambilima composite means by layer (Zones 3 & 5)

17.9.4 Variography

For the Mambilima model normal variograms were modeled for each layer code within the 3 main structural domains for TCu, TCo, ACUA and ACOA. Correlograms were modeled for Ca in both the weathered and fresh rock domains.

17.9.5 Grade Model

The block model parameters for Mambilima are listed in Table 17-44

Table 17-44 Mambilima block model extents

	Min (UTM)	Max (UTM)	Distance (m)	Block Size (m)	No. of blocks

Easting	414,400	418,600	4,200	5	840
Northing	8,825,300	8,826,400	1,100	2.5	440
Elevation	1,050	1380	330	2.5	132

Copper and cobalt grades were estimated using LAK and nearest-neighbor assignment. Grade was estimated in RAT (RTYPM code 11), RSF (41), RSC (51), SDB (61), and SDS (71). A layering strategy was used within each of these units to further restrict the projection of grade perpendicular to strike and dip while allowing longer projections in the plane of the stratigraphic units.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 163

Tenke Fungurume Project Technical Report

The number of layers modeled in each unit was based on thickness and the 2.5 m block size, as follows: RAT 11 – 11 layers, RSF 41 – 5 layers, RSC 51 – 10 layers, SDB 61 – 4 layers, and SDS 71 – 34 layers. In the case of RAT, the lowest layer is coded as 1100 and represents the entire portion of this unit that is more than 25 m away from the RSF contact. Composite statistics by layer in RAT show that there is no ore grade mineralization in the lowest layer, so only the upper ten layers were interpolated.

There is a minor amount of mineralization in the CMN (81), but this unit was not interpolated for this model. The CMN mineralization represents a small upside for future models.

The block grade distribution for total copper is illustrated in Figure 17-44.

Figure 17-44 Mambilima grade model - all blocks estimated for TCu

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 164

Tenke Fungurume Project Technical Report

Acid-soluble copper and cobalt grades (model items ACU and ACO) were not interpolated directly. Instead, adjusted acid-soluble copper and cobalt ratios (model items RATCU and RATCO) were interpolated, using groups based on RTYPM and SZONE. Blocks that were left uninterpolated using a search radius of 500 m were assigned mean ratios using a matrix of RTYPM and SZONE as shown in Table 17-45. After interpolation and assignment of ratios, the acid-soluble metals for each block are calculated using the formula: ACU = KTCU * (RATCU/100) and ACU = KTCU * (RATCU/100).

Table 17-45 RATCU and RATCO assignment matrix for Mambilima

RATCU (%)

	RTYPM

SZONE	11	41	51	61	71

1	82	68	86	90	80
2	84	86	91	90	77
3	88	90	92	86	78
4	66	77	97	100	100
5	79	75	87	82	80
6	87	79	83	75	75

RATCO (%)

	RTYPM

SZONE	11	41	51	61	71

1	63	72	71	69	60
2	60	64	62	49	70
3	49	65	77	50	70
4	93	56	35	56	78
5	59	70	67	67	64
6	54	47	53	52	40

As with prior 2008 models, there are more calcium data available at Mambilima than there are total acid and gangue acid consumption tests. To take advantage of the wider distribution of Ca data, acid consumption was estimated using a tiered approach. The general flow is as follow:

1.	LAK was used to interpolate Ca using WEATH and LAKLR as constraints. Values are stored in KCA.
2.

Blocks that remained uninterpolated with a 500 m search radius were assigned mean Ca values based on the composites, as shown in Table 17-46, using a model calculation script in Compass. Approximately 5% of the blocks required assignment.

3.

FMGAC values were calculated on a block by block basis, using the relationship between Ca and acid consumption as follows: GAC = 45.3 * Ca + 14.1 (r2 = 0.993). Unlike Kansalawile, Mambilima did not show a significant difference in this relationship by rock type.

4.

GAC values from samples that were run at both the PTC and TFM labs indicate that the TFM analyses are biased 10% high relative to the PTC analyses. TFM GAC values were therefore multiplied by 0.9 prior to interpolation. The interpolated GAC values from LAK were stored into the KGAC item in the model using LAK. These interpolations used WEATH and LAKLR as constraints, and a maximum search distance of 150 m.

5.	The results from step 4, comprising approximately 10% of the blocks in the mineralized zone, were used to overwrite the FMGAC values that were derived from Ca.
6.	As with other models, the relationships between gangue acid consumption (FMGAC), total acid consumption (FMTAC), and net acid consumption (FMNAC) were set as follows:

FMTAC=FMGAC+(10*1.543*ACU)+(10*1.664*ACO)

FMNAC=FMTAC-(10*ACU*1.543*.7)

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 165

Tenke Fungurume Project Technical Report

Table 17-46 Calcium assignments for uninterpolated blocks

Weath=1, by laklr	No. Comps	Mean

W1, 1101-1103	31	0.12
W1, 1104-1110	146	0.34
W1, 4101-4105	159	0.19
W1, 5101-5110	534	0.26
W1, 6101-6104	211	0.30
W1, 7101-7111	356	0.42
W1, 7112-7134	205	0.16

Weath=2, by laklr	No. Comps	Mean

W2, 1101-1103	11	8.87
W2, 1104-1107	57	7.30
W2, 1108-1110	180	4.93
W2, 4101-4103	162	11.33
W2, 4104-4105	129	7.13
W2, 5101-5104	212	8.03
W2, 5105-5110	300	7.21
W2, 6101-6103	148	5.10
W2, 6104	51	7.57
W2, 7101-7113	396	11.45
W2, 7114-7128	207	11.18
W2, 7129-7131	46	10.71
W2, 7132-7134	46	9.42

17.9.6 Density Model

Specific gravity (SG item) is measured periodically on drill core but not enough measurements are made to allow the estimation of that item by interpolation. Relationships have been established at other deposits in the district between elevation and specific gravity. This relationship was tested for Mambilima, and it was found that a reasonably good correlation exists between density and elevation by rock type (Table 17-47).

Table 17-47 Mambilima density assignments

Rock Type & Code	Elevation Range	SG Calculation

RAT (11)	>= 1200 m	SG = -0.0009 * ELEV + 3.31
RAT (11)	<1200 m	SG = -0.00009 * ELEV + 2.47
RSF (41)	>=1150	SG = -0.0019 * ELEV + 4.53
RSF (41)	<1150	SG = -0.0004 * ELEV + 2.95
RSC (51)	>=1150	SG = -0.0008 * ELEV + 3.18
RSC (51)	<1150	SG = -0.0005 * ELEV + 2.90
SDB (61)	>=1150	SG = -0.0007 * ELEV + 3.15
SDB (61)	<1150	SG = -0.0008 * ELEV + 3.36
SDS (71)	>=1175	SG = -0.0008 * ELEV + 3.13
SDS (71)	<1175	SG = -0.0011 * ELEV + 3.73
CMN (81)	All	SG = -0.0004 * ELEV + 2.99
Dipeta (91)	All	SG = -0.0013 * ELEV + 4.03
Unknown Rock (99)	All	SG = 2.50

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 166

Tenke Fungurume Project Technical Report

17.9.7 Ore Type Model

Modeling of copper ore types (oxide, mixed, sulphide) proved unworkable using the traditional cross section-wireframe interpretation due to their complexity. Copper oxides generally extend deeper in the RSC, and even certain horizons within a given stratigraphic unit can be more oxidized than others. As a result, ore types (OTYCU) were assigned on the basis of the interpolated acid-soluble to total Cu ratios (RATCU) as follows:

1.	OTYCU = 1 (oxide): blocks with RATCU >= 80%
2.	OTYCU = 2 (mixed): blocks with RATCU >=20 and <80
3.	OTYCU = 3 (sulphide): blocks with RATCU <20

There are only a few scattered lenses of copper sulphide material above the 1050 m lower limit of the model.

17.9.8 Model Validation

Initial model validation consisted of examination of sections and plan maps of the grades from the block along with the composite data to check for errors.

All the grade items were also interpolated using the polygonal method for comparison with LAK results and composite values as illustrated in Figure 17-45 and Figure 17-46.

Figure 17-45 Comparison of composite, NN and Kriged block values – Mambilima SZONE 1

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 167

Tenke Fungurume Project Technical Report

Figure 17-46 Comparison of composite, NN and Kriged block values – Mambilima SZONE 2

17.9.9 Resource Classification

The LAK software estimates grades in Kriging runs that have parameters set up by the user. This allows search distances, number of composites, and number of drill holes used in grade estimation to be limited by each Kriging run. LAK was set up so that the Kriging pass, stored in PASSK is done from high confidence to low confidence. High confidence requires more drill holes and a shorter search radius for grade interpolation. The number of drill holes (NDDH) was used in conjunction with the average distance to all composites (DISTA) to establish resource class (RCLAS) as shown in Table 17-48. The average distance for resource class 2 (indicated) was increased from 100 m to 105 m to account for local variations in the drill grid, thus eliminating isolated strips of inferred. Examination of resource class on the screen shows that there is a substantial amount of inferred material just below topography, due to a lack of near-surface drilling Figure 17-47. This situation is being addressed currently with an in-fill program.

Table 17-48 Mambilima resource classification criteria

Kriging Passes (PASSK):

PASSK	Max Search (m)	Min Drill Holes

1	75	4
2	150	3
3	500	1

Resource Class (RCLAS):

RCLAS	Min NDDH	Max DISTA (m)

1	4	50
2	3	105
3	1	500
4	Default Value

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 168

Tenke Fungurume Project Technical Report

Figure 17-47 Mambilima block classification

17.9.10 Resource Estimate

The Mambilima mineral resource estimate at a cut-off grade of 1.5% TCu is presented in the table below. The copper equivalent formula used is EQCu=TCu+Co*6.25.

Table 17-49 Mambilima resource estimate

Class	Ore Type	ktonnes	TCu %	TCo %	EQCu %

	oxide	297	2.706	0.110	3.394
	mixed	28	2.992	0.189	4.174
MEASURED	sulphide

	Total	325	2.731	0.117	3.462

	oxide	29,624	2.215	0.190	3.403
	mixed	12,790	3.194	0.122	3.960
INDICATED	sulphide	21	1.628	0.013	1.704

	Total	42,434	2.510	0.169	3.570

	oxide	29,921	2.220	0.189	3.403
	mixed	12,818	3.194	0.122	3.960
MEASURED + INDICATED	sulphide	21	1.628	0.013	1.704

	Total	42,759	2.512	0.169	3.569

	oxide	17,548	2.051	0.179	3.172
	mixed	10,386	2.844	0.107	3.514
INFERRED	sulphide	0	1.420	0.015	1.515

	Total	27,934	2.346	0.152	3.299

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 169

Tenke Fungurume Project Technical Report

18 Other Relevant Data and Information

The authors of this report are not aware of any relevant data or information that is not already presented in this report.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 170

Tenke Fungurume Project Technical Report

19 Interpretation and Conclusions

     19.1 Conclusions

The main conclusions arising from review of the resource and reserve estimates are as follows:

•	Geological modeling and resource estimation has been done in a professional manner
•	The resource classification criteria has been applied in clear and conservative manner
•

The mine plan has been developed in a clear and logical manner. Pit limits, designs and development schedules support the operating and capital cost estimates included in the current long range development plan.

•	It is anticipated that ongoing exploration will increase the overall resources and upgrade classification of known resources.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 171

Tenke Fungurume Project Technical Report

20 Recommendations

•

LAK modeling techniques have been used in the more recent resource estimates. The results of this modeling are extremely encouraging and it is expected that the techniques will be further refined as the project moves ahead and additional deposits are taken from resource potential to resource.

•	Re-estimate older block models (Fungurume/Fwaulu) using new LAK methodology and all available data.
•

Prepare and archive detailed descriptions of all resource models, clearly stating all data, assumptions and methods used for interpolations and assignments including any assay adjustments and grade capping.

•	Adopt standardized methodology as much as possible for density, acid soluble/GAC determinations and classification.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 172

Tenke Fungurume Project Technical Report

21 References

Cailteux, J., Lithostratigraphy of the Neoproterozoic Shaba-type (Zaire) Roan Supergroup and metallogenisis of associated stratiform mineralization. Journal of African Earth Sciences, 19:279-301, 1994

Earnest, D., Resource Evaluation, Inc., Interpretation of Mineralogical Zones – Kwatebala, Goma, Kabwe and Shimbidi Deposits, Tenke Fungurume Project, , Memorandum dated June 20, 2006.

Fenn, Richmond and Benito, Ronald, Kwatebala Mined vs Model Ore Reconciliation, Memorandum January 16, 2009

GRD Minproc Ltd., Tenke Fungurume Feasibility Study February 2007, Technical Report, Katanga Province, DRC, April, 2007

Hazen Research Inc. Process for Recovering Copper and Cobalt from the Tenke Fungurume Deposit, Preliminary Laboratory Investigations. January 2, 2008

Independent Mining Consultants, Inc., Block Model Description Goma District, December, 2006.

Kilborn, SNC Lavalin, Tenke Fungurume Project Feasibility Study Draft, September 3, 1998

Material Characterization Group at the Phelps Dodge Process Technology Center (PTC), Sanchez, Arizona: Project # 020452 – Tenke Ore Characterization.

Nilsson, J. & Ark, A., Resource Estimate Summary Report for the Tenke-Fungurume Project, May, 2006

Sandefur, R.L., Sr. Geostatistician / Reserve Analyst Chlumsky Armbrust & Meyer LLC (CAM), Kwatebala Assay, Composite and Model File Items and Codes, July 2006.

Sandefur R.L., Sr. Geostatistician / Reserve Analyst Chlumsky Armbrust & Meyer LLC (CAM), Kwatebala Modeling Recommendations and Suggestions: Memorandum dated May 24, 2006.

Jaacks, J. A., Review of the Tenke Fungurume Check Analysis Program, Memorandum dated July 26, 2006.

Steffen Robertson and Kirsten (UK) Ltd, Cardiff, Geotechnical Investigation into the Stability of Excavated Slopes at the Kwatebala, Fungurume and Tenke West Proposed Open Pits, Tenke Fungurume Project, Democratic Republic of Congo, January 1998.

SRK Consulting, Lakewood, CO, Review of SRK (1998) “Geotechnical Investigation into the Stability of Excavated Slopes at the Kwatebala, Fungurume and Tenke West Proposed Open Pits, Tenke Fungurume Project, Democratic Republic of Congo:, July 2006.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 173

Tenke Fungurume Project Technical Report

Waegli, J., Analysis of Drill Holes from the Geostatistical Cross – Kwatebala Deposit: memorandum, August 1, 2006.

Waegli, J, Use of UMHK Drill Holes for Resource Estimation, Internal Memorandum, August 3, 2006.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 174

Tenke Fungurume Project Technical Report

22 Date and Signature Page

Title:	Tenke Fungurume Project Resource and Reserve Estimate
March 2009 -Technical Report

Effective Date of Technical Report:	31 March 2009
Effective Date of Mineral Reserves:	30 December 2008
Effective Date of Mineral Resources:	30 December 2008

Qualified Persons:

John Nilsson, P.Eng. President of Nilsson Mine Services Ltd, was responsible for the report excluding sections noted below, and in particular excluding financial aspects contained within Section 23. For information concerning legal, environmental, social, political, product market and metal prices the author has relied on without verification information provided by Lundin Mining Corp and their qualified persons including Paul Conibear, P. Eng., who has intimate knowledge and responsibility for those aspects of the information.

Signed:	Date: 31st March 2009
“John. Nilsson”

John Nilsson

Ron Simpson, P.Geo. President of Geosim Services Ltd, was responsible for preparation of portions of Section 16 through 17 of the report and a review of the resource estimation procedures.

Signed:	Date: 31st March 2009
“Ron. Simpson”

Ron Simpson

William McKenzie, P.Eng;MBA was responsible for review of financial aspects of Section 23 excluding pit optimization parameters used to generate ultimate pit limits.

Signed:	Date: 31st March 2009
“William McKenzie”

William McKenzie

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 175

Tenke Fungurume Project Technical Report

Tenke Fungurume Project Technical Report

Tenke Fungurume Project Technical Report

Tenke Fungurume Project Technical Report

Tenke Fungurume Project Technical Report

23	Additional Requirements for Technical Reports on Development Properties and Production Properties

     23.1 Mining Operations

     23.1.1 General

          Background

The original mine plan and mining methods developed for the Tenke Fungurume Project have been detailed in the report entitled “Tenke Fungurume Feasibility Study February 2007, Technical Report, Katanga Province, DRC” by GRD Minproc filed on SEDAR. Readers of this report are referred to the earlier report for further details underlying the development of the overall project and the fundamental life of mine plan. This section of the report relates primarily to updates and changes in design and reserve statements in response to resource model updates, metal price and operating cost changes to reflect current conditions.

          Mine Production

The principal objectives of the mine plan are to provide 115,000 tpa recoverable copper and in excess of 8000 tpa recoverable cobalt to the process facility. The resulting mine plan is an open pit operation for 34 years, 2008 through 2041, followed by reclaim and processing of stockpiled lower grade material for another 9 years for a total mine life of 43 years, 2008 through 2050. A total of 119.6 million tonnes with an average grade of 2.64% TCu and 0.35% TCo will be processed including stockpile material reclaimed from Fungurume. Total waste mined will be 440.1 million tonnes. The pre-production development scheduled for 2008 has now been completed.

          Mine Operations

The mine is currently in operation as a conventional open pit operation. Waste mining takes place on 5 m benches using 6.3 m3 wheel loaders and 45 t trucks. Waste is drilled and blasted. Ore is identified and then broken on 0.625 m deep slices using continuous surface miners. The broken ore is excavated using wheel loaders and loaded into 45 t trucks. The average daily mining rate during continuous operations will be 55,000 tpd including 8,000 tpd ore, 7,000 tpd low grade and 40,000 tpd waste.

The mineable reserves have been estimated using long term prices of US$1.60/lb for copper and US$10.00/lb for cobalt. The mine plan and reserve estimate have been made using the resource models for Kwatebala, Tenke (Goma), Fwaulu Mwadinkomba and Kansalawile Deposits.

Proven and Probable reserves are summarized in the table below.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 176

Tenke Fungurume Project Technical Report

Table 23-1 Mineable Reserve

Area	Ore t x 1000	Cu%	Co%	Waste t x 1000	Recoverable Cu%	Recoverable Co%	Recoverable Cu t x 1000	Recoverable Co t x 1000

Kwatebala
Proven	47,138	2.44%	0.40%		2.05%	0.31%	968.14	144.29
Probable	18,316	2.05%	0.41%		1.69%	0.30%	309.47	55.82
Sub-total	65,455	2.33%	0.40%	191,753	1.95%	0.31%	1,277.61	200.11
Tenke (Goma)
Proven	11,344	3.26%	0.31%		2.75%	0.25%	311.82	28.4
Probable	24,788	2.52%	0.35%		2.16%	0.28%	536.3	69.16
Sub-total	36,132	2.76%	0.34%	147,273	2.35%	0.27%	848.12	97.56
Fwaulu
Proven	803	4.23%	0.18%		3.81%	0.14%	30.61	1.12
Probable	4,138	3.89%	0.17%		3.37%	0.13%	139.44	5.38
Sub-total	4,941	3.95%	0.17%	25,288	3.44%	0.13%	170.05	6.5
Mwadinkomba
Proven	13	1.70%	0.20%		2.49%	0.10%	1.18	0.05
Probable	4,106	4.13%	0.22%		3.59%	0.18%	146.04	7.16
Sub-total	4,119	4.13%	0.22%	37,841	3.57%	0.17%	147.22	7.21
Kanasawile
Proven	261	3.23%	0.12%		2.85%	0.08%	7.41	0.22
Probable	8,610	3.08%	0.15%		2.64%	0.11%	227.39	9.12
Sub-total	8,871	3.08%	0.15%	37,921	2.65%	0.11%	234.81	9.34
Summary
Proven	59,594	2.62%	0.37%		2.21%	0.29%	1,319.15	174.08
Probable	59,924	2.67%	0.32%		2.27%	0.24%	1,358.65	146.64
Total	119,518	2.64%	0.35%	440,076	2.24%	0.27%	2,677.80	320.72

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 177

Tenke Fungurume Project Technical Report

     23.1.2 General Design Criteria

23.1.2.1 Production Rate

The following targets were set for mine design:

•	Overall Mine Production Rate 15 to 25 million tpa

•	Milling Rate	8,000 tpd

•	Copper Production	115,000 tpa

•	Cobalt Production	8,000 tpa

23.1.2.2 Block Model Dilution

Dilution and losses of mineralized material are of significant importance in all mining operations. At Tenke Fungurume it is further highlighted because processing costs and relative strip ratios are high and so are ore values.

•	Mineralized zones are:

	-	Long and narrow

	-	Typically 10 m to 15 m wide

	-	Faulted and folded

	-	Copper and Cobalt may have inversely proportional relationship

	-	Contacts between ore and waste may be relatively sharp

•	Block dimensions

	-	Blocks are 10 m x 10 m x 10 m with partials at Fwaulu and 5 m x 2.5 m x 2.5 m in the more recent models

	-	Blocks may straddle more than one rock unit

	-	Blocks may contain two sets of data:

		-	Rock code

		-	Specific Gravity

		-	Metal grade

23.1.2.3 Model Dilution

Model dilution has been applied for the purposes of mine planning. Process grades have been reduced 5% to account for anticipated grade dilution.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 178

Tenke Fungurume Project Technical Report

     23.1.3 Pit Optimization

23.1.3.1 General

The pit optimization has been carried out using Datamine NPV Scheduler in all deposits except Goma (Tenke) which is a rotated model and was evaluated using Minesight®. In each case a Lerchs Grossman algorithm was used to maximize the gross value of the pit.

As in earlier pit limit analyses FCX developed an optimized pit limit by following the following sequence of steps:

•	Prepare a geological block model including resource classification

•	Perform slope stability analyses to determine pit sector slope angles

•	Forecast metal prices and future operating costs

•	Set discount rates for the mining sequence and economic analyses

•	Establish maximum allowable sinking rates

•	Determine metallurgical recoveries for the processes

•	Calculate the block model net values

•	Determine the economic pit limits using Lerchs Grossman algorithms

23.1.3.2 Block Models

The resource block models used for pit optimization are described in the resource section. Measured and Indicated resources only have been used for pit optimization.

23.1.3.3 Wall Slopes

The following guidelines were used to develop pit designs and also provide a basis for pit optimization:

•	40 degree inter-ramp slope angle and a 38 degree overall slope angle

•	Double 5 m benches to 10 m interval between berms

•	Adjust slope for low strength RAT

Slopes are summarized in the table below.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 179

Tenke Fungurume Project Technical Report

Table 23-2 Recommended Wall Slopes

Lithology	Slope Angle (degrees)

SD above 1330 m	40
RAT overall	33-35
RAT above 1330 m	30

23.1.3.4 Metal Prices

The metal prices for copper and cobalt used to define final pit limits were US$1.60/lb and US$10.00/lb respectively.

The downstream costs associated with cobalt will be affected by whether cobalt is sold as metal or as cobalt hydroxide. Cobalt hydroxide will be produced and sold as a final product until a refinery is constructed onsite then it will constitute an intermediate product used as feed to the cobalt refinery. Testwork and basic designs have been completed for the cobalt refinery. The refinery is expected to be completed as part of a subsequent phase of facility expansion as market demand evolves. It has been assumed that the refinery therefore would be available at the time ultimate pits will be mined. For the purposes of pit limit definition revenue from cobalt sales has been based upon 25% of the cobalt sales in the form of cobalt hydroxide at 69% of the value of cobalt metal.

23.1.3.5 Operating Costs

Operating costs for G&A and processing were based upon 4th quarter 2008 FCX updates of expected costs. Due to the global recession, certain important components of operation costs continue to trend downwards, such as sulfur, fuel, lime, freight and other operating consumable costs.

Mining costs were estimated by FCX Engineering staff. Ore mining costs were calculated based on fragmentation with the surface miner, loading with front-end loaders and hauling with 45 tonne trucks. This fleet mines all of the ore material plus either low-grade. All ore mined will be stockpiled. Operating costs for ore re-handling by a front-end loader at the transfer chute to the mill were also estimated.

Waste mining costs were calculated based on conventional open pit bench mining including drilling and blasting. Loading and haulage costs are based on front-end loaders and 45 tonne haul trucks.

23.1.3.6 Sustaining Capital

Sustaining capital was input as a cost to the pit optimization routine to ensure that the last pit increment can support all direct operating costs and sustaining capital. Since ongoing capital expenditures occur throughout the mine life, an annuity is calculated for each category of sustaining capital to represent the discounted present value of this cost. This present value cost is assigned to the quantity mined and processed or metal recovered as appropriate.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 180

Tenke Fungurume Project Technical Report

Sustaining capital has been allocated for mining equipment and tailings dam construction.

23.1.3.7 Discounting

The discount applied to ore and waste blocks was calculated based on the project discount rate and the vertical advance rate of the mine. The projected vertical advance rate was “equivalent” to 10, five meter benches per year with an annual discount rate of 20%. This resulted in a bench discount rate of 2% per five meter bench or 1% per vertical block increment.

23.1.3.8 Process Recovery

Copper and cobalt recoveries are based upon pilot tests on samples of the major rock units from the oxide zone at Kwatebala. Based on these tests, the pit optimizations applied the following processing recoveries:

•	100% of acid soluble copper

•	100% of acid soluble cobalt

•	98% cobalt refinery recovery (overall cobalt recovery of 83.3% of total cobalt)

•	85% of the total copper at Fwaulu

•	85% of the total cobalt at Fwaulu

There are no pilot tests for the mixed and sulphide ore zones, therefore the acid soluble copper and acid soluble cobalt grades are used as a basis for recovery in these zones. The same factors listed above are applied to these grades.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 181

Tenke Fungurume Project Technical Report

23.1.3.9 Pit Limit Determination

The parameters, discussed in the sections above, applied to generate the ultimate pit limits are summarized in the table below.

Table 23-3 Pit Optimization Parameters

		Kwatebala	Tenke (Goma)	Fwaulu	Mwadinkomba	Kansalawile

Cost Center	Units	Oxide	Ox+Mx+Sf	Oxide/Mixed	Oxide	Oxide/Mixed

Long Term Prices
Copper	$/lb FOB Port	$1.600	$1.600	$1.625	$1.600	$1.600
Cobalt	$/lb FOB Customer	$10.000	$10.000	$10.000	$10.000	$10.000
Cobalt Hydroxide	$/lb FOB Customer	$6.900	$7.000	$7.000	$6.900	$6.900
Operating Costs - G&A
G&A	US$/t milled	$6.930	$6.930	$6.932	$6.930	$6.930
Operating Costs - Mining
Mine Ore	US$/t	$2.080	$2.080	$2.081	$2.080	$2.080
Ore Extra Haulage	US$/t	$—	$0.720	$0.500	$0.750	$1.000
Mine Waste	US$/t	$2.080	$2.080	$2.081	$2.080	$2.080
Mine Stockpile Re-Handling	US$/t	$0.430	$0.430	$0.425	$0.430	$0.430
Mining Increment	US$/t/bench	$0.0025	$0.0025	$0.010	$0.0025	$0.0025
Operating Costs - Process
Mill/CCD Circuit - Leaching Cost	US$/t	$10.080	$10.080	$10.080	$10.080	$10.080
Acid Cost	US$/kg	$0.218	$0.218	$0.218	$0.218	$0.218
Gangue Acid	US$/t	variable	variable	variable	variable	variable
SX-EW	US$/lb	$0.131	$0.130	$0.131	$0.131	$0.131
Operating Costs - Process Cobalt
Cobalt Annuity	US$/lb	$0.315	$0.315	$0.315	$0.315	$0.315
Wt Ave Cobalt Processing Cost	US$/lb	$2.346	$2.353	$2.353	$2.141	$2.141
Cobalt Hydroxide Cost	US$/lb	$1.730	$1.730	$1.730	$1.730	$1.730
Cobalt Hydroxide to Copper Metal	US$/lb	$0.830	$0.830	$0.830	$0.830	$0.830
Targted Hydroxide Produced /year	tonnes	8,082	8,000	8,000	8,082	8,082
Targeted Cobalt Metal Sold / year	tonnes	6,000	6,000	6,000	4,000	4,000
Percent of Cobalt sold as Metal	%	74.2%	75.0%	75.0%	49.5%	49.5%
Operating Costs - Copper Shipping Transportation
Copper Freight/Selling	US$/lb	$0.129	$0.129	$0.129	$0.129	$0.129
Copper Sales - Management & Royalty	US$/lb	$0.075	$0.076	$0.075	$0.075	$0.075
Operating Costs - Cobalt Shipping Transportation
Cobalt Metal Freight	US$/lb	$0.172	$0.172	$0.172	$0.172	$0.172
Cobalt Hydroxide Freight	US$/lb	$0.431	$0.431	$0.431	$0.431	$0.431
Wt Ave Cobalt Freight	US$/lb	$0.239	$0.237	$0.237	$0.303	$0.303
Cobalt Management & Royalties	US$/lb	$0.512	$0.512	$0.512	$0.512	$0.512
Sustaining Capital Costs
Mine	US$/t	$0.640	$0.640	$0.639	$0.640	$0.640
Mill & TSF	US$/t	$1.000	$1.000	$1.000	$1.000	$1.000
Process Recovery
Copper Oxide		AsCu * 100%	AsCu * 100%	TCu * 100%	AsCu * 100%	AsCu * 100%
Copper Mixed/Sulphide		0.00	AsCu * 100%	AsCu/TCu * 95%	0.00	AsCu * 100%
Cobalt Oxide		AsCo * 100%	AsCo * 100%	TCo * 85%	AsCo * 100%	AsCo * 100%
Cobalt Mixed		0.00	AsCo * 100%	AsCo/TCu * 85%	0.00	AsCo * 100%
Refinery (cobalt)%		98.00	0.00	98.00	98.00	98.00
Block Value Discounting
Advance Rate	benches/year	20.0	12.0	12.0	20.0	20.0
Discount Rate	%	20.0	10.0	25.0	20.0	20.0
Vertical Block Height	meters	2.5	2.5	10.0	2.5	2.5

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 182

Tenke Fungurume Project Technical Report

     23.1.4 mine Design

Based upon the pit optimization work undertaken at Kwatebala, Tenke (Goma), Fwaulu, Mwadinkomba and Kansalawile smoothed pit designs were completed including haulage roads. Examples of the final pit limits are shown in the figures below.

Figure 23-1 Kwatebala Pit Design

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 183

Tenke Fungurume Project Technical Report

Figure 23-2 Goma Pit Design

Figure 23-3 Mwadinkomba Pit Design

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 184

Tenke Fungurume Project Technical Report

Figure 23-4 Kansalawile Pit Design

Figure 23-5 Fwaulu Pit Design 10 m Contours

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 185

Tenke Fungurume Project Technical Report

     23.1.5 Pit Phases

The Kwatebala pit has been designed to include five development phases. The pit is approximately 2,350 m long and 950 m wide. Haulage roads exit on the north side of the pit towards the ore and waste stockpiles. The phase development sequence is shown in the figure below.

Figure 23-6 Kwatebala Pit Phase Development

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 186

Tenke Fungurume Project Technical Report

The Tenke (Goma) deposits are mined in seven development phases. This represents a significant expansion of the mineable reserve in this area. Key mining areas at Tenke include Shimbidi, Goma and Kabwe. The phase development sequence is shown in the figure below.

Figure 23-7 Tenke Pit Phase Development

Mwadinkomba will be developed in two pit phases. The phase development sequence is shown in the figure below.

Figure 23-8 Mwadinkomba Pit Phase Development

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 187

Tenke Fungurume Project Technical Report

Kasalawile will be developed in one phase as shown in Figure 23-4.

Fwaulu will be developed in two open pits. The phase development sequence is shown in the figure below.

Figure 23-9 Fwualu Pit Phase Development

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 188

Tenke Fungurume Project Technical Report

     23.1.6 Reserves

The reserves were reported based upon the smoothed pit designs shown above and measured and indicated resources using metal prices of US$1.60/lb copper and US$10.00/lb cobalt.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 189

Tenke Fungurume Project Technical Report

     23.1.7 Mine development and schedule

The Kwatebala, Tenke (Goma), Fwaulu, Mwadinkomba and Kansalawile deposits will be mined over a period of 34 years between 2008 and 2041. Low-grade stockpiles will be reclaimed and processed extending the project life to 43 years from 2008 through 2041. Annual scheduled mining quantities from the open pit operations between 2009 and 2041 are shown in the figures and table below.

Figure 23-10 Mine Material Movement Schedule

Figure 23-11 Material Movement by Pit Phase

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 190

Tenke Fungurume Project Technical Report

Table 23-4 Open Pit Phase Development – Activity by Phase

The recoverable copper target of 115,000 tpa will be achieved for the first ten years of mining. The cobalt production during the same period will average 8,000 tpa.

While processing low-grade ore stockpiles, production will average 29,000 tpa of copper and 5,600 tpa of cobalt. The annual scheduled metal production and metallurgical recovery are shown in the figures below.

Figure 23-12 Metal Production Forecast

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 191

Tenke Fungurume Project Technical Report

Figure 23-13 Metallurgical Recovery

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 192

Tenke Fungurume Project Technical Report

     23.1.8 Mine Operations

23.1.8.1 Mining Method

Mining is currently in a pre-production phase pending process facility start-up in second quarter 2009. Mining takes place on 5 m benches advancing top down in the various development phases. Bench operating surface widths are generally quite generous with the narrowest areas having a width of 30 m. Ore is broken using a continuous surface miner and excavated using a wheel loader. In general, waste and some low grade ore is drilled and blasted and excavated using a wheel loader. Ore and waste is hauled in 45 tonne capacity off-road end dump trucks. The mine will operate on a three–eight hour shift, seven days per week schedule once full production mining begins.

The mine operations sequence begins by identifying ore and waste. A rock saw is used to make a 10 cm wide cut across the strike of the ore zones. The trench cuttings are sampled and a handheld x-ray diffraction (XRDF) analyzer is used to determine copper and cobalt grades. Samples are sent to the laboratory where acid soluble grades and gangue acid consumption are determined. The assays from the lab and from the handheld analyzer are used to develop an ore control model from which the ore zones can be designed. Surveyors stake the outlines of the ore zones in the field after the surface miner has fragmented the rock.

Ore zones are mined first using the surface miner. High-grade ore is delivered to stockpiles near the mill feed chute. A two month stockpile of this high-grade ore will be maintained and loaders will provide an optimized blend to the mill. The two month stockpile will also allow the mine to develop in an orderly fashion without “chasing” ore in the phase to meet short-term demands.

Waste mining generally follows ore removal. Blastholes are drilled 6 m deep on a 5 m by 5 m pattern. A third party contractor primes and loads the holes for blasting. Cat 988 front-end loaders load the waste into the Cat 772 haul trucks destined for waste stockpile or the TSF dams north of the pit.

Surface miners are used to fragment ore and some waste. Careful planning is required at the interface of the 5 m waste bench mining and the 0.625 m ore cuts to minimize issues with access and interference from blasting in the waste. The first figure below shows an isometric view of the distribution of the ore and waste on a typical bench and how it is mined over a period of a week. The second figure shows a rock saw and a surface miner.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 193

Tenke Fungurume Project Technical Report

Figure 23-14 Mining Sequence 1475 Bench Kwatebala

Figure 23-15 Vermeer Rock Saw and Surface Miner

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 194

Tenke Fungurume Project Technical Report

23.1.8.2 Mine Equipment

Freeport-McMoRan maintains a global alliance with Caterpillar that provides preferred pricing on capital, parts, and services in exchange for committing to purchase only Caterpillar equipment where Caterpillar shares the market with other manufacturers of like equipment. With the exception of the surface miners and drills all equipment is Caterpillar. However, even the surface miner undercarriage and engine are of Caterpillar origin.

The current owner operated mining fleet includes ten Cat 988 front-end loaders, 29 Cat 772 haul trucks (45 tonne capacity), 2 Cat 772 water trucks, two surface miners, 4 - 14 foot graders, 9 – D8 dozers, 2 – D10 dozers, 1 – 824 wheel dozer, 2 - production drills, two rock saws for sampling. In addition there are numerous small excavators, skid steer loaders and service vehicles to support mine operations

23.1.8.3 Surface Miner

A surface miner has been selected for ore mining. It is a track-mounted machine with a large rotating drum fitted with hardened cutters that breaks rock in situ. The major advantage of the surface miner is the ability to fragment the rock in 0.625 m deep slices compared to drilling and blasting operations that typically blast on five meter benches and mine on 2.5 m benches to increase selectivity. The surface miner can be at least four times as selective in rock fragmentation as drilling and blasting and avoids the mixing and displacement issues inherent in blasting. The surface miner also eliminates the need for a crusher.

Based upon operational experience to-date at site the current expectation is that the surface miners will produce, on average, 850 t/hr. There are currently two surface miners onsite and third scheduled for delivery in the first quarter of 2009. Based upon 4,668 operating hours per year the surface miners will have the capability to produce a total of 4.0 million tonnes each. These units have a useful life expectancy of 20,000 hrs.

The figures below show a Vermeer undergoing routine cutter head maintenance and a typical ore product pile. The colour and fragmentation changes are quite obvious at the transition points from SDB, RSC, RSF then eventually into RAT from left to right.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 195

Tenke Fungurume Project Technical Report

Figure 23-16 Vermeer Cutter Head Maintenance

Figure 23-17 Vermeer Product

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 196

Tenke Fungurume Project Technical Report

23.1.8.4 Drills

The current blast pattern is 5 m x 5 m for a hole diameter of 127 mm. Ammonium nitrate and fuel oil is the primary explosive agent during the dry season and emulsion will be used in the wet season. These explosives will be imported from South Africa. The drills will be top hammer hydraulic drills mounted on a track carrier. They will be capable of angle drilling to the horizontal and they will be capable of penetration rates of up to averaging 51.4 m/hr in the rocks found at site. Currently, including rental units, there is a mixed fleet of Atlas Copco, Furukawa and Pantera drills on site.

Figure 23-18 Atlas Copco ROC L8 Blasthole Drill

23.1.8.5 Loaders

All materials, including stockpile recovery, is loaded with 988H wheel loaders equipped with 6.3 m3 buckets. These loaders achieve good fill factors even in the very low face conditions created by the surface miners. The loaders provide a good match with the Caterpillar 772 trucks. Trucks are loaded in 5 passes.

Ore is mined using two loaders. Waste is mined using three to six loaders. Stockpile material re-handle will require one loader. Loaders are shown mining ore in the first figure below and mining RAT waste in the second figure below.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 197

Tenke Fungurume Project Technical Report

Figure 23-19 Loader Excavating Ore

Figure 23-20 Loader Excavating RAT Waste

23.1.8.6 Trucks

The 45 t capacity Caterpillar 772 truck size was selected to match the wheel loader capacity. The trucks are loaded in 5 passes. Haulage productivity estimates were based upon weighted annual haulage profiles. Haulage speeds were set using similar sized Cat 773 truck specifications. Combined fleet productivity was adjusted for the probabilities of discreet unit availability. The current truck fleet consists of 29 units. Spindle issues with the 772 trucks during start-up have caused lower than expected availabilities on this new model truck. Caterpillar has provided replacement spindles and trucks are being refitted to resolve this issue.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 198

Tenke Fungurume Project Technical Report

23.1.8.7 Support Equipment

Support equipment includes nine Caterpillar D8 track dozers, two Caterpillar D10 track dozers an 824 wheel dozer, four 14 foot graders and two 772 water trucks. Dozers push ramps, carry out bench cleanup and stockpile maintenance. The wheel dozer will carry out bench and road cleanup. Graders will be used to do road maintenance and the water trucks will be used for dust control.

23.1.8.8 Mofya Limestone Quarry

The Mofya limestone quarry is operated by the mine department. It will be required to produce 320 tpd of metallurgical grade limestone. The overall strip ratio will be approximately 2.8:1. The proposed equipment fleet includes three 23 t capacity Caterpillar 725 articulated haul trucks, one 5.5 m3 capacity Caterpillar 980 front end loader and a Caterpillar 725 water truck. A drill will be moved in periodically as required. A contractor will operate the crushing plant. The mine has an additional six Caterpillar 740 articulated haulage truck for use in the quarry and on construction projects.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 199

Tenke Fungurume Project Technical Report

     23.1.9 PREPRODUCTION Mining Reconciliation

The mine department at TFM has undertaken a mine to model reconciliation to 31 January 2009. Overall, the total ore quantity mined was 1% lower than predicted by the model. The ACu grade was 24% lower and the ACo grade was 109% higher. The net estimated acid consumption was 19% higher than predicted by the model. FCX grade versus model predictions have been improving in the last several months however monitoring of this reconciliation and resulting trends will be important for future mine planning.

As of the end of December, blending the high grade Kwatebala stockpiles to produce a 3.94% target AsCu grade resulted in approximately 235,000 tonnes of mill feed with a 0.39% AsCo grade and 77kg/t NAC.

A typical bench plan in the mine is shown in the figure below.

Figure 23-21 Bench 1500 Reconciliation

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 200

Tenke Fungurume Project Technical Report

      23.1.10 INITIAL FACILITIES MINE AND PRODUCTION PLAN

Mining of the Tenke Fungurume deposits is being conducted using continuous miners combined with conventional drill-blast, load and haul open pit techniques. Pre-production mining starting at the Kwatebala deposit is well advanced and stockpiles approaching 1 million tonnes of mill ore feed have been prepared ahead of plant startup.

Nominal daily mill feed of oxide ore is expected to be 8,000 tpd. Current proven/probable reserves support an initial facility life of 42 years of oxide ore feed, with the first 33 years being fresh ore feed followed by 9 years of stockpiled lower grade ore processed through the mill. Total waste mined will be 440.1 million tonnes in the current mine plan.

Average metal production is expected to be at least 115,000 tpa of copper cathode, London Grade A quality. Cobalt production will be at least 8,000 tpa, initially in hydroxide. Peak capacity of the hydroxide circuit is 12,000 tpa. Basic design has been completed for a cobalt metal refinery, scheduled to be completed contemporaneous with market demand in a subsequent expansion.

While the initial facilities have been designed for 115,000 tpa copper production, certain systems and facilities have already been installed with expansion capability already built in, such as site layout, water and power supply systems and other key infrastructure. The intent is to expand the facilities in stages to reach in excess of 400,000 tpa of copper production from oxides, mixed and sulphide ores mined concession wide.

The initial facility has a mine plan with high grade ore feed for at least the first 10 years of mining. Given the mineral concessions exploration potential, the intent is to continue to aggressively drill new mineralized areas to maintain high grade feed streams and to support major expansions.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 201

Tenke Fungurume Project Technical Report

The table below summarizes the 115 K Initial Facilities Life of Mine mining and production plan:

Table 23-5 Initial 115 K Facilities Mine Plan

													Average	Average	Average	LOM
Open Pit Operation		2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020 2029	2030 2039	2040 2050	Total Average

Total Mined	(‘000 mt)	18,741	19,701	19,551	19,901	19,921	19,820	19,821	19,921	19,971	21,210	25,012	17,845	13,435	1,990	558,259
Waste Stripping	(‘000 mt)	10,942	13,544	14,642	14,504	14,195	14,462	14,413	15,653	15,328	16,581	21,465	14,758	10,741	1,633	438,691
Ore Mined	(‘000 mt)	7,799	6,157	4,909	5,397	5,726	5,358	5,408	4,268	4,643	4,629	3,546	3,086	2,694	357	119,568
Strip Ratio (1)	(W/O)	1.40	2.20	2.98	2.69	2.48	2.70	2.67	3.67	3.30	3.58	6.05	4.78	3.99	4.57	3.67
Head Grade	(%TCu)	2.23%	2.65%	2.91%	2.90%	2.90%	3.06%	3.14%	3.53%	3.40%	3.52%	3.43%	2.62%	1.98%	2.26%	2.64%

Stockpiled Ore
Incremental Ore to Stockpile	(‘000 mt)	5,720	3,237	1,989	2,477	2,806	2,437	2,487	1,347	1,722	1,709	627	165	(227)	(2,358)
Cumulative Ore in Stockpile	(‘000 mt)	5,720	8,957	10,946	13,423	16,230	18,667	21,153	22,500	24,222	25,931	26,557	27,736	27,887	12,496
Average Cumulative Ore Grade	(%TCu)	1.47%	1.35%	1.25%	1.24%	1.27%	1.26%	1.28%	1.29%	1.30%	1.30%	1.24%	1.21%	1.20%	1.23%

Mill Feed
Ore to Mill	(‘000 mt)	2,079	2,920	2,920	2,920	2,920	2,921	2,921	2,921	2,921	2,920	2,920	2,921	2,921	2,715	119,568
Ore to Mill	(%TCu)	4.30%	4.34%	4.34%	4.34%	4.34%	4.62%	4.61%	4.46%	4.53%	4.81%	4.47%	2.74%	1.91%	1.39%	2.64%
Ore to Mill	(%ASCu)	3.72%	3.93%	3.93%	3.97%	3.90%	3.94%	3.94%	3.94%	3.95%	3.98%	3.87%	2.27%	1.57%	1.14%	2.24%
Ore to Mill	(%TCo)	0.49%	0.50%	0.48%	0.46%	0.46%	0.35%	0.34%	0.21%	0.20%	0.18%	0.28%	0.33%	0.41%	0.29%	0.35%
Ore to Mill	(%ASCo)	0.42%	0.42%	0.40%	0.40%	0.31%	0.28%	0.28%	0.17%	0.16%	0.14%	0.22%	0.26%	0.32%	0.33%	0.27%

Production
Copper Production	(‘000 mt)	77.2	115.0	115.0	115.0	115.0	115.0	115.0	115.0	115.3	116.1	113.0	66.26	44.56	31.41	2,680
Cobalt in Hydroxide	(‘000 mt)	7.2	11.7	11.6	11.1	11.1	8.2	8.3	5.0	4.6	4.0	6.3	7.43	9.19	5.97	321
Cu Recovery	(%TCu)	86.5%	90.7%	90.6%	91.5%	89.8%	85.2%	85.5%	88.4%	87.1%	82.7%	86.5%	82.9%	82.3%	82.5%	84.8%
Co Recovery	(%TCo)	70.0%	80.0%	83.0%	83.0%	83.0%	80.0%	83.3%	82.6%	79.7%	74.5%	78.2%	76.9%	76.7%	75.4%	77.5%

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 202

Tenke Fungurume Project Technical Report

     23.2 Processing Operations

The plant is capable of processing 8,000 dry metric tonnes per day of ore from the Kwatebala area to produce up to 115,000 mtpa copper cathode and in excess of 8,000 tpa cobalt contained in cobalt hydroxide. The general flow sheet is shown in the figure below including a cobalt refinery planned for a future expansion.

Figure 23-22 Copper Circuit and Cobalt Purification

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 203

Tenke Fungurume Project Technical Report

     23.2.1 Grinding

Run-of-mine (ROM) ore is delivered by haul truck to the ROM pad. The ore is blended into the ROM bin using front-end loaders. Oversize is removed using a grizzly. The ore is conveyed to the single stage SAG mill, which operates in closed circuit with a cluster of hydrocyclones, to grind the ore.

     23.2.2 Leaching and Counter Current Decantation

The ground slurry is thickened, pumped to the first of five leach tanks and mixed with sulfur dioxide (SO2), sulfuric acid (H2SO4) and raffinate to achieve a leach feed pulp. Copper and cobalt leach extractions are achieved in the leach operation. The leached slurry is thickened and the overflow is clarified and pumped to the high-grade (HG) pregnant leach solution (PLS) pond.

Thickener underflow is pumped to the counter current-decantation (CCD) circuit to recover dissolved copper and cobalt values from the leached solids. CCD 1 overflow is clarified and pumped to the low-grade (LG) PLS pond. The washed solids from CCD 6 are pumped to the neutralization circuit.

     23.2.3 Neutralization

CCD 6 underflow, excess CCD wash solution, iron residue slurry and cobalt refinery eluate streams are neutralized using hydrated lime. Hydrated lime is added to precipitate magnesium. The final neutralized slurry is pumped to the lined tailings pond.

     23.2.4 Solution Extraction and Electrowinning

The solution extraction facility consists of a single circuit comprising four extraction, two stripping stages. The HG and LG circuits have two extraction stages each and the common organic stream is stripped in two stages.

Copper is extracted from the PLS solution using organic at an extractant. The copper is subsequently stripped from the organic phase to produce strong electrolyte.

The strong electrolyte is filtered to remove any entrained organic, prior to electrowinning. The LME Grade A cathodes are removed, washed, stripped, weighed and dispatched using semi-automatic stripping machines. The stainless steel cathode blanks are returned to the cells for re-use.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 204

Tenke Fungurume Project Technical Report

Figure 23-23 Tankhouse Under Construction

Figure 23-24 Stripping Machine Under Construction

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 205

Tenke Fungurume Project Technical Report

The HG raffinate, electrolyte bleed and electrolyte filter backwash solutions are combined in the HG raffinate pond and are predominantly returned to the leach circuit to reduce fresh H2SO4 consumption and to achieve the desired pulp density. Excess HG raffinate, is pumped to the LG raffinate pond.

     23.2.5 Cobalt Recovery

23.2.5.1 Fe/Al/Mn Removal

Excess HG raffinate and LG raffinate are neutralized using limestone. Sulfur dioxide and air are sparged into the agitated tanks to precipitate iron, aluminum and manganese under oxidizing conditions. Limestone is added to each of the tanks for pH control. The resultant slurry is thickened and filtered to recover the cobalt solution. The filter cake, containing predominantly gypsum, iron and aluminum hydroxides, is repulped and pumped to the neutralization circuit.

23.2.5.2 Copper Precipitation

Slaked lime is added to the solution from the Fe/Al/Mn removal circuit. Sulfur dioxide and air may be sparged into the agitated tanks to promote the precipitation of any remaining manganese. The slurry is thickened and the solids are returned to the leaching circuit for recovery of the precipitated copper.

23.2.5.3 Cobalt Precipitation

Magnesia is added to the solution from the copper precipitation circuit to produce cobalt hydroxide. Two stages of precipitation are used to improve the purity of the hydroxide precipitate and consequently reduce the consumption of magnesia. The thickened cobalt hydroxide is filtered and either fed to the cobalt refinery, or dried in a flash dryer and bagged for export. The cobalt-free solution is predominantly used as CCD wash solution, with the excess reporting to the neutralization circuit.

     23.2.6 Sulfuric Acid Plant and Steam Generation

The sulfur burning sulfuric acid plant produces sulfuric acid and sulfur dioxide, predominantly for use in the leach circuit. Waste heat from the acid plant is utilized for steam raising and is supplemented with steam produced from electric boilers, for various heating duties throughout the plant. The acid plant has a peak capacity of 600 tonnes per day (“tpd”) with normal average production expected in excess of 450 tpd .

     23.2.7 Utilities

Compressed air and instrument quality air are reticulated throughout the plant site. Low-pressure blowers provide the air requirements for the Fe/Al/Mn removal and Cu precipitation circuits.

Raw water is pumped from the well fields to the fire and raw water dams. Fire water is reticulated throughout the plant site. Raw water is used throughout the processing plant for gland seal, reagent make-up and cooling water. Filtered raw water is used to produce potable and demineralized water. Potable water is used for drinking water and safety shower requirements in the processing plant. Demineralized water is used in the cobalt refinery and for steam generation in the acid plant and electric boilers. Process water is predominantly made up of tailings decant water and leach feed thickener overflow with make-up water supplied from local wells installed at Kwatebala.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 206

Tenke Fungurume Project Technical Report

     23.3 TAILINGS

The tailings storage facility (TSF) consists of a cross-valley storage site, contained by mine rock and native earth embankments. The entire impoundment area is lined with an HDPE liner. The TSF will be constructed in stages to limit initial capital investment. It is supplemented by a Return Water Dam (RWD). In order to reduce initial capital, a small temporary RWD will be used for approximately six months, whereupon it will be absorbed into the TSF and the second (permanent) RWD will become operational. Additional capacity can be obtained from this general configuration by raising the confining embankments, as necessary. This will allow containment of the full known ore reserve.

The TSF development has been designed to reduce initial capital expenditure, whilst considering a realistic balance between costs and operational issues. The tailings management plan therefore provides for:

The initial development of containment embankments that will not require raising until Year 4 of operation

A fully lined TSF basin that will not require extensions until Year 2 of operation

A RWD, as a separate water holding facility to the TSF, allowing greater flexibility in water management and the maintenance of a lower level of operational risk

Inherent provisions to progressively extend the facilities throughout the mine life

The design has embraced the corporate policy of aiming for a “zero discharge” solution. The basins of the TSF and RWD will thus be lined with composite liners, comprising thick high density polyethylene (HDPE) geomembranes, overlying a layer of conditioned and compacted in situ clayey silt. The thicker geomembrane is used on the upstream faces of embankments and the steeper sections of the basins, where the stresses on the liner are likely to be higher.

An underliner drainage system has been incorporated into the first stage development, reducing the potential for uplift pressures on the liner. The underliner drainage will also serve as a long term monitoring facility to check for liner leakage.

     23.4 Site Wide Water Balance Summary

Water management on the Tenke Fungurume Project (the project) is an important aspect of the project – both from an environmental perspective and an operational perspective. Water management revolves around three core aspects:

•	Water Supply (Raw Water)
•	Stormwater management
•	Dirty water management.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 207

Tenke Fungurume Project Technical Report

All three components are interlinked as both dirty water and stormwater are harvested to supplant fresh/raw water supply in the wet season in order to minimize the risk of uncontrolled discharge of water from the project area and hence meet the water management objective of as near as “zero discharge” as practicably possible. The storm water management revolves around the infrastructure required to convey large volumes water from one area to another within defined criteria. It includes an aspect of affected run-off water harvesting. The principle is that affected surface run-off water has to be stored for re-use or evaporation, as it should not be released to the environment with a spill frequency less than once in ten years.

The key components of the Tenke Fungurume water management system are listed below:

•	Plant area
•	Low grade ore stockpiles
•	Waste rock dumps
•	Tailings storage facility (TSF)
•	TSF Return Water Dam
•	Kwatebala Pit
•	Stormwater control dams
•	Natural catchments.

The quality and the quantity of stormwater generated from the areas listed above are different for each one. The Project is as near a zero discharge facility as is practicably feasible. This is taken to mean that the stormwater management system (apart from the TSF) will spill no more than one event in every 10 years on average. This is in keeping with the implementation of USEPA guidelines for stormwater management. The TSF is designed not to spill. Thus the affected stormwater may not be released to the environment, hence needs to be used or treated in some way.

     23.5 Overall Recoverability

Recoveries of copper and of cobalt in cobalt hydroxide vary according to ore type. Although recoveries are higher in early years of the mine plan, project economic model and process plant design are based upon life of mine average metal recoveries of 84.8% of soluble Cu and 77.5% Co. Average copper and cobalt recoveries predicted for the first 10 years of production (2009 – 2018) are 87.9% and 80.2% respectively.

     23.6 Market and Contracts

The copper cathode produced by Tenke Fungurume will be sold as part of the overall FCX copper marketing program with sales based on arms length terms. Cobalt hydroxide will be sold either on the spot market or under multiyear frame contracts. To date, two such frame contracts for cobalt sales have been committed for a total of 2,500 tonnes of cobalt production.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 208

Tenke Fungurume Project Technical Report

     23.7 Environmental and Social Considerations

The development and operation of the project is subject to a number of laws, regulations, standards and international best practice frameworks dealing with the protection of public health, public safety and the environment. In addition, TFM augments these applicable performance standards (legally required) with a number of reference guidelines (not legally required), intended to assure that the project environmental performance meets or exceeds the expectations of the United States, DRC and international stakeholders. Environmental and social action plans have been developed as part of an overall Environmental and Social Impact Assessment (ESIA) to guide compliance with these applicable standards and reference guidelines. The applicable standards are those referenced by the Equator Principles (including the International Finance Corporation’s Performance Standards for Social and Environmental Sustainability), those set forth in the Amended and Restated Mining Convention (ARMC) and those elaborated in a number of applicable DRC laws. The reference guidelines chosen for the project are USEPA environmental standards, standards of the World Health Organization and standards contained in the 2002 DRC Mining Law (including its 2003 Regulations). Under the terms of the Project’s ARMC, TFM is not legally subject to the environmental and social provisions of the 2002 Mining Law. However, reference will be made to the environmental and social standards contained within the law and the project has been designed to achieve general conformance with those standards.

Additionally, the DRC is a signatory to international treaties. The ones potentially applicable to the Project include the United Nations Framework Convention on Climate Change (“UNFCCC”) and the Kyoto Protocol, Convention on Biological Diversity (“CBD”), Convention on the International Trade of Endangered Species of Wild Flora and Fauna (“CITES”), Treaty on the Central African Forests Commission (“COMIFAC Treaty”) and The Convention on Wetlands of International Importance especially as Waterfowl Habitat (“Ramsar Wetlands Convention”). These treaties and their requirements were considered in the ESIA.

Under DRC law, TFM secured a number of permits prior to constructing the project. The most important of these are listed as follows:

•

Occupation Authorization: Mining law in the DRC requires authorization by the Governor of the province to occupy the land within a mining perimeter. This authorization grants the right to construct facilities, use water, dig canals, build roads, etc. However, it does not exclude the grantee from having to acquire any other applicable permits for the same activities. This authorization has already been attained for early project activities

•

Exploitation Permit: Required for any person or entity wishing to perform an activity that may prove dangerous, unhealthy or a nuisance. Certain activities relating to the proposed mining project fall under this requirement. The permit is administered by the Ministry of the Environment and the permit holder is subject to taxation, based on the type and size of the proposed facilities. The Exploitation Permit application was prepared during 4Q 2006.

•

Permits needed for the construction phase of the mine: In addition to the above permits, additional permits are needed for activities such as transporting large or heavy objects in the DRC, building houses and mining premises, doing major earthworks, installing electrical equipment, using water and discharging to a water course. Most of these permits can be obtained through the Governor of Katanga and are not considered to be difficult or time-consuming to obtain

A comprehensive ESIA has been prepared under the direction of FCX. An executive summary of this report along with the detailed report and its appendices may be referenced through “Downloadable Reports” on FCX’s web site http://www.fcx.com/operations/africatenke.htm.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 209

Tenke Fungurume Project Technical Report

Key environmental issues addressed on the project include:

•

Identification of and mitigation of impacts to special flora indigenous to high copper and cobalt mineralized areas of the Katangan copper belt. A substantial project was initiated and successfully concluded to relocate certain special plants from the Kwatebala area to a protected flora reserve area.

•

Adoption of what is believed to be the first fully plastic lined base metals tailings impoundment facility on the African continent to ensure the highest practical emission standards are maintained for what will be a long life facility

•	Protection of natural watercourses with drainage plans and sediment control
•	Special waste impoundment areas for long term environmental protection.

Key social issues addressed on the project include:

•	Extensive community consultation prior to mobilization of social programs and construction activities.
•	Community consultation aided by NGO’s who have partnered with the project
•	Relocation of approximately 1500 villagers from three subsistence level settlements nearby the Kwatebala plant site
•	Improvements to agricultural practices to improve local productivity
•	Generation of employment both during construction and permanent operations, supported also by more than two dozen micro enterprise initiatives to stimulate indirect employment,
•	Malarial abatement programs
•	Construction of 6 primary schools
•	Fresh water supply to more than 40 villages on the concession
•	Medical facility construction and other and regional social condition improvement programs.

The project has invested in provincial infrastructure both to support an effective mining operation and to provide rebuilding support to the DRC. This includes a multi-year +$140 million loan facility, technical and project management assistance to rebuild hydro power generation and transmission capability and reliability, upgrading of the national road between Likasi and Kolwezi, and improvements at the DRC/Zambian border crossing at Kasumbalesa aimed at improving bulk road transport efficiency.

FCX and Lundin are committed to the development and operation of the Tenke Fungurume investment under the following standards:

•	Equator Principles
•	Voluntary Principles of Security and Human Rights
•	Applicable IFC and World Bank guidelines
•	Applicable WHO guidelines
•	Extractive Industry Transparency Initiative

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 210

Tenke Fungurume Project Technical Report

     23.8 Taxes and Duties

Under the ARMC, TFM is required to comply with the tax regime established by the New Mining Code. Specifically, the ARMC contractually incorporates the provisions of Title IX, Tax and Customs Legal Regime for the Mines, of the New Mining Code. TFM is subject to these provisions of the New Mining Code, stabilized as of the date the provisions were incorporated into the ARMC. However, the applicable customs and para-fiscal provisions that TFM has benefited from under the Original Convention remain effective under the ARMC. Key components of the ARMC fiscal terms are as follows:

Corporate Income Tax	30%

Base Metals Royalty	2% of net sales

Metals Export Tax	1% of net sales

Expatriated Dividends Tax	10%

Certain other minor taxes and duties apply as defined in TFM’s ARMC and set out in the DRC Mining Code Title IX.

In addition, to ensure social investment is funded on an annual basis to supplement the 15 % of the Federal Base Metals Royalty that is defined to be repatriated to the region of the mine, TFM has committed 0.3 % net of sales revenue a social fund, to be administered annual by a local trustee group to benefit the communities local to the mine.

     23.9 Capital Cost Estimate

     23.9.1 Initial Capital Cost

The current forecast final cost of the project is expected to be at or below the following:

Table 23-6 Initial Capital Cost

Item	Estimated Cost $US millions
Plant and Infrastructure	$920
Taxes, Import Duties and Other	71
Capital Spares and First Fills	22
Mining and Preproduction Operations	266
Owner’s Indirects and Contingency	471

Total Estimated Project Cost	$1,750

Notes: Loan costs to upgrade SNEL’s facilities and regional power line grid upgrades ($140 million) are not included as they are recovered during the life of mine as a credit against electricity charges.

Current projections are that the final project cost will come in under the Total Estimated Project Cost shown above but this will not be confirmed until the second half 2009 once construction contracts are finalized and site demobilization complete.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 211

Tenke Fungurume Project Technical Report

     23.9.2 Sustaining Capital

The following table shows an estimate of annual sustaining capital during the life of mine: (USD x 1000). This estimate includes support equipment, tailings dam raises and ongoing additions and replacements of the mining equipment.

Table 23-7 Sustaining Capital Cost

	2009	2010	2011	2012	2013	2014	2015	2016
Annual Capital	—	30,696	2,310	2,195	28,318	14,806	3,622	4,764

	2017	2018	2019	2020	2021	2022	2023	2024
Annual Capital	2,639	32,725	21,308	7,252	3,172	2,542	14,692	9,332

	2025	2026	2027	2028	2029	2030	2031	2032
Annual Capital	5,059	4,620	5,917	16,607	16,922	10,900	4,295	3,589

	2033	2034	2035	2036	2037	2038	2039	2040
Annual Capital	16,864	9,499	8,341	13,487	4,420	8,502	310	1,122

	2041	2042	2043	2044	2045	2046	2047 - 2050
Annual Capital	4	60	323	—	505	718	—

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 212

Tenke Fungurume Project Technical Report

     23.10 Operating Cost Estimates and Economic analysis

Due to global economic changes and the dramatic fall in world oil price, operating cost projections are regularly being updated. The operating costs which are particularly sensitive to change are fuel, sulphur, lime and transportion. Predicted annual operating costs by major category per tonne milled are shown in Table 23-8 Average Operating Costs per Tonne Milled (2010-2014) below. These unit costs and the cash flow projections do not include royalties, advisory fees or corporate taxes.

Table 23-8 Average Operating Costs per Tonne Milled (2010-2014)

$USD / t milled
Mine	13.00
Process	41.70
G/A	16.20
Transport	14.20

Total	$85.10

The following forecast cash flows are based on the current Life of Mine Plan. As first copper production has commenced, the initial facilities project capital sunk costs have not been included. Base case metal price forecasts are generally in line with analyst consensus price over the next four years, with copper ranging from $1.55/lb in 2009 and peaking back at $2.20/lb in 2011, and a long term copper price of $1.60/lb. Cobalt is assumed to be $10.00/lb through the mine life. These prices combined with the current mine and metal production plan, and operating costs result in predicted Tenke Fungurume Project operating cash flows (costs prior to interest, tax and depreciation, but including sustaining capital) as noted in Table 23-9 Operation Cash Flow Summary below. The model is based on the mining and treatment of current proven and probable reserves from the second quarter of 2009 through till 2050.

Table 23-9 Operation Cash Flow Summary

Operating Cash Flow
	2009	2010	2011	2012	2013

(‘000 $USD)	158,141	360,308	480,138	324,568	299,447

Operating Cash Flow
	2014	2015	2016	2017	2018

(‘000 $USD)	270,452	279,646	244,401	241,981	195,419

Operating Cash Flow	Average 2019-2028	Average 2029-2038	Average 2039-2050

(‘000 $USD)	148,310	105,726	65,870

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 213

Tenke Fungurume Project Technical Report

Sensitivity analysis has been conducted on the financial model for variations in metal price, grade, and operating expenses. Capital costs are sunk, and sustaining capital sensitivity is negligible. The relative effects on Tenke project NPV for these scenarios are indicated in Figure 23-25 Sensitivity AnalysisFigure 23-25 Sensitivity Analysis.

Figure 23-25 Sensitivity Analysis

     23.11 Payback

Operating cash flows are expected to provide for payback of sustaining capital on an annual basis.

     23.12 Mine Life

The current mineable reserves described in this report are based upon exploiting measured and indicated resources of Kwatebala, Tenke (Goma), Fwaulu, Mwadinkomba and Kansalawile deposits as modeled by FCX using current geological interpretations and exploration databases. The open pit mine life is now 33 years and stockpile processing will occur for an additional 9 years providing a combined project life of 42 years.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 214

Tenke Fungurume Project Technical Report

     23.13 Exploration Potential

The Tenke Fungurume mineral concessions contain numerous outcropping mineral deposits many of which have not yet been drilled or modeled. During 2008, FCX drilled 15 deposits. Due to data and time availability, less than half of these have been assessed with mineral resource models and only a third of these have ore reserve assessments.

During 2008, TFM drilled approximately 112,000 meters of core with 17 rigs and more than 6,000 meters of reverse circulation drilling with one rig. Results of this drilling and modeling of a number of newly defined deposits continues.

Exploration plans for 2009 include approximately 40,000 meters of drilling.

Two very significant mineralized areas – North Pumpi and Pumpi have been subject to sufficient drilling to suggest that these adjacent areas are likely to provide material upside to the overall concession mineral resource and ultimate ore reserves on the concession. Other areas which have undergone drilling that will produce mineral resources in due course include Shinkusu just south west of Kwatebala, Ditoma which is north west of the plant site, and Kazinyanga East, Kazinyanga South, and several other outcropping Katanga series fragments which are part of the Dipeta Syncline mineralization. Further to the east, drilling continues on several of the 12 Fungurume “gisements” where known mineralization is also expected to add to the mineral resource as drilling progresses.

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 215

Tenke Fungurume Project Technical Report

24 Appendices

Appendix 1 - Jaacks Report on QA/QC March 2009

NMS – Nilsson Mine Services Ltd.	GeoSim Services Inc.	Page 216

Jeffrey A. Jaacks Ph.D. 8493 East Foxhill Pl., Centennial, CO 80112 Phone: (303) 713-1601 Email: jjaacks@comcast.net

Memorandum

6 March 2009

To:	Jerry Waegli, Wolf Schuh

CC:	Richard Leveille, Ralph Stegen

From:	Jeff Jaacks

Subject:	QA/QC Results for the 2006-2008 Tenke Fungurume Exploration Drilling Program

Introduction and Summary

At the request of Freeport-McMoRan Copper and Gold Exploration Corporation (FCX), Geochemical Applications International Inc (GAII) has conducted a review of the results for the quality assurance and quality control program used in copper and cobalt assaying for the exploration drill programs conducted from 2006-2008 at the Tenke Fungurume Project.

The goal of this review is to present and discuss the quality of the assay data for the project. Quality control data reviewed includes standards results, sample duplicates, preparation duplicates and analytical duplicates results. The information spans a period from 2006 to 2008.

Laboratories. Samples were sent to the Tenke Fungurume laboratory for sample preparation and pulps were forwarded to ALS Chemex in Johannesburg, South Africa for analyses during the course of the 2006-2008 drill programs.

Sample Preparation. Core samples were jaw crushed to -10 mesh and pulverized with ring or bowl pulverizers. Preparation duplicates and analytical duplicates were split from the samples at crushing and pulverization phases of sample preparation, respectively. Standards were inserted into the sample stream by the Tenke lab and blinded to ALS Chemex.

Analytical Methods. ALS Chemex analyzed the samples for copper and cobalt using a 3 acid digestion (ALS Method AA07) and acid soluble digestions (ALS Method AAAS) followed by an atomic absorption finish.

Reference Materials. Six internal reference materials were used in the 2006-2008 drill program and were prepared from materials selected by on-site staff. These materials were chosen from mineralized portions of the RSC, RSF and SDB lithologic units. No information is available regarding preparation and certification of Standards 1-3. Standards 4-6 were prepared and certified by DeBruyn Spectroscopic in Bryanston, South Africa.

Geochemical Applications Intl. Inc.

March 6, 2009
QAQC Results for the 2006-2008 Tenke Fungurume Exploration Drilling Program

Results. Standards, blanks, and duplicates were included into the sample stream. All quality control samples were blinded to the analytical laboratory through a preparation protocol that involved sample preparation at the Tenke Lab with the insertion of blinded standards. Over 63,000 samples were analyzed at ALS Chemex in 1,173 assay jobs. With a few exceptions, there is a one to one correspondence between assay jobs and individual drill holes. Four hundred determinations were performed on six standards. Seven hundred sample duplicates, six hundred preparation duplicates, and one thousand nine hundred analytical duplicates were analyzed to monitor reproducibility.

Standard statistics and control charts show acceptable accuracy and precision for materials with copper and cobalt concentration concentrations above 0.05 percent. Total copper analyzed by the AA07 method shows greater accuracy and better precision than acid soluble copper analyzed by the AAAS method. The same is true of the total versus acid soluble cobalt analyses. However, both methods yield Cu and Co results with acceptable accuracy and precision. Temporal shifts occur in the analyses from 2006 to 2007 which affect accuracy and precision. These temporal shifts are most likely caused by changes to the analytical protocol from year to year.

Duplicate results generally show good agreement with the original assays, particularly after the grades exceed the lower threshold of the linear working range for the analytical methods. Sample duplicates show acceptable precision, particularly at grades above 1.5 percent copper and 0.3 percent cobalt. Preparation and analytical duplicates show excellent precision above 0.5 percent copper and 0.15 percent cobalt. Sixty percent of the sample duplicates have analyses within ± 20 percent of one another, seventy percent or better of the preparation duplicates have analyses within ± 15 percent of one another and seventy-six percent of the analytical duplicates have analyses within ± 10 percent of one another. Means and standard deviations show no statistically significant difference between duplicate sets. All of the duplicates types are highly correlated and lack any significant bias.

The ALS copper and cobalt data are of acceptable quality for resource modeling.

Recommendations. The rate of standard use should be increased and every drill hole or job should include high and low grade standards to monitor accuracy within a particular job order. Misclassified standards should be verified and corrected and the quality control database should be updated to reflect these corrections. Means and standard deviations should be re-calculated for the standards and new standard statistics re-incorporated into future quality control reviews.

After this is completed, all standards with analyses exceeding the mean ± 3 standard deviations should be identified and re-analyzed at ALS Chemex. These standard failures should be bracketed by ± 5 samples to determine if the failures persist above and below the standard in the sequence upon re-analysis.

Geochemical Applications Intl.

March 6, 2009
QAQC Results for the 2006-2008 Tenke Fungurume Exploration Drilling Program

Acceptance Criteria

In reviewing the quality control information, the following criteria were used:

•

Standard analyses measure accuracy and potential bias and should be within the mean ± 2 standard deviations as determined and stated in certificate for the certified reference material. These values are listed in Table 2 for the standards used in this program. At the 95% confidence interval, less than 5% of the analyses should exceed the certificate mean ± 2 standard deviations. Any sample that exceeds the mean ± 2 standard deviations is outside of the acceptable limits and is classified as a failure.

•

Blank analyses measure sample preparation contamination and should be within 5 x of the detection limit. Any sample that exceeds 5 times the detection limit is outside of the acceptable limits and is classified as a failure.

•

Duplicate field sample analyses measure sampling reproducibility and sample duplicates should have a precision of ± 20%. Some reviewers’ state that the acceptance criteria for this level of precision should be ± 10%. This author disagrees with this “tight” level of precision for sample preparation and has yet to find an example of sampling precision equal to or less than ± 10% to be achievable given the current level of sample preparation protocols. However, one could reasonably expect that 95% of the duplicate analyses should be within ± 20% of one another for copper oxide deposits. Any sample duplicate pair that exceeds ± 20% precision is outside of the acceptable limits and is classified as a failure.

•

Duplicate crush rejects analyses measure sample preparation reproducibility and these duplicates should have a precision of ± 15%. One could reasonably expect that 95% of the reject duplicate analyses should be within ± 15% of one another. Any sample duplicate pair that exceeds ± 15% precision is outside of the acceptable limits and is classified as a failure.

•

Duplicate pulp analyses measure analytical reproducibility and should have a precision of ± 10%. Thus, one would expect that 95% of the pulp analyses are within ± 10% of each other. Conversations with ALS-Chemex quality control personnel reveal that the lab is generally able to obtain a precision of no better than ± 7% for duplicate analyses on pulp materials. This precision estimate is derived from analyses on tens of thousands of pulp or analytical duplicates monitored over a period of years. Any analytical duplicate pair that exceeds ± 10% precision is outside of the acceptable limits and is classified as a failure.

•

Check analyses are a measure of inter-lab reproducibility and are used as a verification of the original analytical data. Check analyses on pulps should exhibit better than ± 10% precision, assuming that the laboratories are using the same analytical digestion. The sample digestion protocol should be the same if no bias is to be observed. Any “pulp” check analysis duplicate pair that exceeds ± 10% precision is outside of the acceptable limits and is classified as a failure.

Geochemical Applications Intl.

March 6, 2009
QAQC Results for the 2006-2008 Tenke Fungurume Exploration Drilling Program

Tenke Fungurume QAQC Protocols

Six different reference materials and a blank of varying copper and cobalt concentrations were obtained from materials at Tenke Fungurume and were inserted within mineralized drill intervals. As this author understands the protocol, 1- 4 standards were inserted within mineralized portions of each drill hole. No standards were submitted in drill holes sample sequences without visible mineralized intercepts. With a few exceptions, every drill hole was submitted to ALS Chemex as a separate batch. Sample, preparation and analytical duplicates were also included in each batch submittal. As the project progressed, new certified reference materials were introduced as the original reference material supply became exhausted. To date, the quality control database contains 5 to 180 determinations for each standard analyzed from a period between 2006 and 2008.

Tenke Fungurume Quality Control Data

The Tenke Fungurume quality control data used for this study was compiled and maintained by Freeport-McMoRan Exploration in Tucson, Arizona. The author is grateful for their assistance. Data sets containing the latest quality control samples with standards, blanks and duplicates were obtained from Jerry Waegli and Linda Dufek in January, 2009 and comprise the data used for this review.

ALS Chemex QAQC Protocols

Generally, ALS Chemex utilizes a quality control protocol which includes the placement of 2 standards, 1 replicate and one blank for each analytical batch of 40 samples. Any quality control samples not meeting ALS acceptability criteria triggers check analyses of selected samples within the batch. The internal ALS Chemex quality control data was not incorporated into this report. The information was reviewed by the author earlier in 2008 and indicated that the laboratory achieved acceptable accuracy and precision for all of the copper and cobalt analytical methods used by the laboratory to analyze the exploration drill program samples.

Geochemical Applications Intl.

March 6, 2009
QAQC Results for the 2006-2008 Tenke Fungurume Exploration Drilling Program

Blanks at ALS Chemex

The blank is composed of “barren” material collected on the Tenke property. This blank contains no measurable concentrations of copper or cobalt. Summary statistics for the blanks are listed in Table 1. Less than three percent of the blanks show measurable concentrations of copper and less than 2 percent of the blanks show measurable concentrations of cobalt that exceed the 5 times detection limit. The limited numbers of failures are randomly distributed throughout the sequence of analysis.

This indicates that no significant contamination occurred with the Tenke samples during the analytical process.

Table 1. Blank Statistics

Blank Statistics

Variable Name =	TCu (pct)	ASCu (pct)	TCo (pct)	ASCo (pct)
Element =	Cu	Cu	Co	Co
Method =	3 Acid	1 Acid	3 Acid	1 Acid
Finish =	AA	AA	AA	AA

Detection Limit =	0.01 pct	0.01 pct	0.01 pct	0.01 pct
Count =	641	641	641	641
Min =	0.010	0.010	0.010	0.010
Max =	9.810	9.030	0.770	0.380
Range =	9.800	9.020	0.760	0.370
Mean =	0.077	0.062	0.015	0.014
Median =	0.010	0.010	0.010	0.010
Std Dev =	0.587	0.522	0.043	0.027
Variance =	0.345	0.272	0.002	0.001
Coeff of Variance =	7.634	8.374	2.844	1.877
Standard Error =	0.023	0.021	0.002	0.001
% RSD =	30.151	33.076	11.235	7.414

Acceptability Criteria

			TCo
Statistic	TCu (pct)	ASCu (pct)	(pct)	ASCo (pct)

xDL =	5	5	5	5
Warning Threshold =	0.05	0.05	0.05	0.05
# Rejected @ 5x Detection Limit	23	19	11	11
% Rejected @ 5x Detection Limit	3.6	3.0	1.7	1.7

Geochemical Applications Intl.

March 6, 2009
QAQC Results for the 2006-2008 Tenke Fungurume Exploration Drilling Program

Standards at ALS Chemex

Six copper-cobalt standards were used during the ALS analytical program. Reference sample statistics are presented in Table 2. Control charts for the project standards are presented in Figures 1-5.

Statistics from ALS Chemex analyses are tabulated by element and analytical method in Table 2. The table also includes the certificate values for total copper and cobalt for the three certified reference materials (Standards 4-6). Number of analyses, means, standard deviations, percent relative standard deviations and percent of the samples which exceed acceptable limits are included in the table.

Standard Control Chart Presentation. Standard results are presented in Figures 1-5. The data are plotted in temporal sequence by standard type. The means are plotted as colored lines trending through the data. A key for the standard means is located at the bottom of each plot. Acceptable standard analyses are plotted with green dots (standards with values within ± 2 standard deviations of the mean). Analyses from ± 2-3 standard deviations of the mean are plotted as tan dots. Analyses greater than ± 3 standard deviations from the mean are plotted as red dots. Presentation in this manner allows one to view the accuracy of the analyses through time and compare all of the standards at once. It also allows one to see those analyses which have been misclassified, as those analyses tend to plot in line with standards of similar grades.

Misclassified Standards. In reviewing the control charts for the standards, one can see that there are many instances where the standards were misclassified. The most likely misclassified standards are shown contained within the red ovals of Figure 1. The red ovals group like misclassifications. One can observe misclassifications throughout the entire temporal sequence in the control charts, but they are particularly evident at the end of the sequence for Standards 1-3 (Groups B, D, E, F in Figure 1). The newly prepared standards were being brought online at this time and were misclassified during this period. The author has requested further clarification from the mine site regarding the classification of these materials, but this information has not yet been received. The author reviewed the analytical data and removed obvious misclassifications. The removal of misclassified standards changes individual standard means by up to 8 percent and significantly decreases the standard deviations as well as dramatically reducing the percent relative standard deviations and the percentage of samples which exceed acceptable limits (“% Outside Acceptable Limits” in Table 2).

Geochemical Applications Intl.

March 6, 2009
QAQC Results for the 2006-2008 Tenke Fungurume Exploration Drilling Program

Figure 1. Standards 1-6. Copper by 3 acid digestion with an Atomic Absorption Finish (Method Cu-AA07) @ ALS Chemex. Probable Misclassified standards are grouped and contained within the red ovals. These analyses have been eliminated from this review until verification from the Tenke Mine site.

Geochemical Applications Intl.

March 6, 2009
QAQC Results for the 2006-2008 Tenke Fungurume Exploration Drilling Program

Table 2. Standard statistics by analytical method for analyses at ALS Chemex with misclassified standards removed.

Total Cu (pct)	Certificate Value (Mean + 1 SD)	ALS Method	Count	Mean	Std Dev	% RSD	% Outside Limit

Standard 1		Cu-AA07	153	9.23	0.66	7.2	1
Standard 2		Cu-AA07	98	4.05	0.25	6.3	11
Standard 3		Cu-AA07	58	1.36	0.07	4.8	7
Standard 4	13.45 ± 0.529	Cu-AA07	50	13.13	0.70	5.3	4
Standard 5	9.24 ± 0.525	Cu-AA07	37	8.70	0.29	3.3	3
Standard 6	1.59 ± 0.077	Cu-AA07	5	1.62	0.09	5.3	0

Acid Soluble Cu (pct)	Certificate Value (Mean + 1 SD)	ALS Method	Count	Mean	Std Dev	% RSD	% Outside Limit

Standard 1		Cu-AAAS	150	8.95	0.77	8.6	2
Standard 2		Cu-AAAS	95	3.83	0.20	5.3	3
Standard 3		Cu-AAAS	59	1.30	0.10	7.9	5
Standard 4		Cu-AAAS	47	12.61	0.77	6.1	6
Standard 5		Cu-AAAS	34	8.43	0.46	5.5	3
Standard 6		Cu-AAAS	4	1.62	0.06	3.6	0

Total Co (pct)	Certificate Value (Mean + 1 SD)	ALS Method	Count	Mean	Std Dev	% RSD	% Outside Limit

Standard 1		Co-AA07	152	0.14	0.01	9.9	5
Standard 2		Co-AA07	99	0.34	0.02	4.9	7
Standard 3		Co-AA07	57	0.05	0.01	14.3	2
Standard 4	0.033 ± .0027	Co-AA07	50	0.03	0.01	21.1	0
Standard 5	0.218 ± 0.0108	Co-AA07	36	0.20	0.01	5.3	6
Standard 6	0.421 ± 0.021	Co-AA07	4	0.41	0.01	2.0	0

Acid Soluble Co (pct)	Certificate Value (Mean + 1 SD)	ALS Method	Count	Mean	Std Dev	% RSD	% Outside Limit

Standard 1		Co-AAAS	152	0.14	0.01	9.9	5
Standard 2		Co-AAAS	99	0.34	0.02	4.9	7
Standard 3		Co-AAAS	56	0.05	0.01	11.6	7
Standard 4		Co-AAAS	51	0.03	0.01	23.1	2
Standard 5		Co-AAAS	37	0.20	0.01	5.9	5
Standard 6		Co-AAAS	5	0.40	0.02	5.9	0

Geochemical Applications Intl.

March 6, 2009
QAQC Results for the 2006-2008 Tenke Fungurume Exploration Drilling Program

Standards at ALS Chemex

The following discussion utilizes statistics from Table 2 with the misclassified standards removed from the data set. There are 463 determinations of Standards 1-6. Individual counts range from 5-180 determinations for any given standard. Sixty-three samples were removed from the data that were used to generate the statistics listed in Table 2 until further clarification of the misclassified standards from the Tenke mine site.

Total copper and total cobalt values were certified by DeBruyn Laboratory for Standards 4-6. These certified values are also listed in the “Certificate Value, Mean + 1 SD” column of Table 2. None of the materials is certified for the acid soluble copper and cobalt.

There are less than 5 determinations currently for Standard 6. This is insufficient information to comment about the accuracy of that particular standard and the following discussion will not incorporate results from this standard.

Bias between DeBruyn and ALS Chemex. Initial analyses of Standards 4-5 by DeBruyn laboratories (“Certificate Value” column in Table 2) show higher metal content for copper and cobalt than subsequent analyses at ALS Chemex (“Mean” column in Table 2). The ALS total digestion analyses are biased lower than DeBruyn total digestion analyses. When evaluating accuracy of a standard, one generally uses the certificate values until enough analyses have been obtained from a specific method for any given laboratory to establish a historic mean and standard deviation. That information should then be used to assess accuracy of analyses. The Tenke quality control program has enough determinations to use the historical statistics for Standards 1-5. This information is tabulated in Table 2 and utilized for the following discussions.

Accuracy. Relative Standard Deviations (RSD’s) are one of the measures of accuracy achieved in the analysis of any reference material. Most standards have RSD’s with values of less than 10 percent, depending on homogeneity of the material and extent of sample preparation. RSD’s are calculated by dividing the standard deviation by the historic mean. RSD’s are also effective in comparing standards analyzed by different analytical methods, as any analytical bias is normalized during calculation of the RSD values.

RSD’s listed in Table 2 indicate acceptable overall accuracy for total and acid soluble copper analyses. The RSD’s listed in Table 2 are generally less than nine percent. RSD’s for total copper are lower, indicating greater accuracy, than comparable RSD’s for acid soluble copper for each standard. This is expected as acid soluble analyses are a weaker extraction method and subject to more analytical variability.

Total cobalt and acid soluble cobalt analyses also show acceptable accuracy for three out of the five standards reviewed. Two of the standards do not have acceptable accuracy (Table 2). Standards 3 and 4 have cobalt concentrations within 5 times the detection limit of the method. These data are subject to a great deal of analytical noise at the lower end of the working range for each of the cobalt methods. RSD’s for the cobalt methods range from 11.6 to 23.1 percent which indicates that these materials are unsuitable as cobalt standards.

Geochemical Applications Intl.

March 6, 2009
QAQC Results for the 2006-2008 Tenke Fungurume Exploration Drilling Program

Failure Rates. Failure rates, or percent of samples outside the acceptable limits, are indicated in the far right “% Outside Limit” column of Table 2. At the 95% confidence limit, one could expect that 5/100 standards would fail to pass the certificate mean ± 2 standard deviation acceptability criteria. This is the equivalent of a 5 percent failure rate.

The calculated rates of Table 2 range from 2.0 percent to 11 percent. Any failure rate of less than 8 percent should be acceptable given the temporal variation observed within the quality control sequence of the standard analyses.

The failure rates are acceptable for all standards for copper and cobalt determinations by total and acid soluble analytical methods used in the program, with the exception of Standard 2 which has a total copper failure rate of 11 percent.

Temporal Shifts. Examination of Figure 2 indicates the cause of the elevated failure rate for Standard 2. One can see that there is a grade shift from 2006 to 2007 in the assays. This shift in analysis occurs at sequence number 37. The shift in data corresponds approximately to a 10 percent drop in the Standard 1 values from 2006 to 2007. Precision is far better in the 2007 data. These analytical shifts are also evident in the acid soluble copper analyses (Figure 3), in the total cobalt analyses (Figure 4) and in the acid soluble cobalt analyses (Figure 5).

Another shift occurs in the Standard 2 analyses at sequence number 207, once again during the transition from 2006 to 2007. The assays jump up approximately 10 percent in 2007 and once again, the precision improves with the shift in assay values.

These types of shifts generally indicate a change in analytical protocol at the lab. The author is reluctant to recommend any bias correction to these data as the frequency of standard use within any given mineralized zone was insufficient to provide adequate analytical control and the shifts appear to be shifted down by 10 percent in the high grade standard (Standard 1) and shifted up by 10 percent in the middle grade standard (Standard 2), presumably during the same time span. It would be difficult to consistently apply a correction factor given these circumstances.

Despite the analytical shifts, the overall accuracy is within acceptable limits for copper and cobalt by the total and acid soluble analytical methods and indicates that these analyses are suitable for resource estimation.

Geochemical Applications Intl.

March 6, 2009
QAQC Results for the 2006-2008 Tenke Fungurume Exploration Drilling Program

Figure 2. Standards 1-6. Copper by total digestion with an Atomic Absorption Finish (Method Cu-AA07) @ ALS Chemex.

Geochemical Applications Intl.

March 6, 2009
QAQC Results for the 2006-2008 Tenke Fungurume Exploration Drilling Program

Figure 3. Standards 1-6. Acid Soluble Copper with an Atomic Absorption Finish (Method Cu-AAAS) @ ALS Chemex.

Geochemical Applications Intl.

March 6, 2009
QAQC Results for the 2006-2008 Tenke Fungurume Exploration Drilling Program

Figure 4. Standards 1-6. Total Cobalt with an Atomic Absorption Finish (Method Co-AA07) @ ALS Chemex.

Geochemical Applications Intl.

March 6, 2009
QAQC Results for the 2006-2008 Tenke Fungurume Exploration Drilling Program

Figure 5. Standards 1-6. Acid Soluble Cobalt with an Atomic Absorption Finish (Method Co-AAAS) @ ALS Chemex.

Geochemical Applications Intl.

March 6, 2009
QAQC Results for the 2006-2008 Tenke Fungurume Exploration Drilling Program

Duplicates at ALS Chemex

The duplicates database for ALS-Chemex contains over 1,400 sample duplicates, 1,200 preparation duplicates and 1,900 analytical duplicates. Comparative statistics for all duplicate types are summarized in Table 3.

There is no statistically significant difference in the means or standard deviations between original analyses and the duplicate analyses for each type of duplicate. Bias is less than 5 percent for the sample and preparation duplicates and less than 1 percent for the analytical duplicates.

Correlation coefficients range from 0.93 to 0.99. Reproducibility improves from sample duplicates to analytical duplicates and correlations generally increase. Analytical duplicates show better reproducibility than the sample duplicates.

Different precision thresholds are listed in Table 3 for each duplicate type along with the corresponding percent of samples passing each precision threshold. One generally expects that 95% of the sample (field) duplicates will have a precision within ± 20 percent, 95% of the preparation (crush) duplicates will have a precision within ± 15 percent, and 95% of analytical (pulp) duplicates would have a precision within ± 10 percent. The percentages of samples within these levels of reproducibility are presented in the bold red font for each duplicate type.

One can see that sample duplicates within ± 20% range from 57.5 % for acid soluble cobalt analyses (ASCo), to 61.4% for total copper (TCu) analyses. Analytical duplicates within the ± 10% precision threshold range from 76.0 % for total cobalt analyses to 89.1% for acid soluble copper analyses (Table 3). In other words, for total copper analyses of sample duplicates, 61.4 % of the sample duplicates are reproducible within ± 20% of one another and 84.7% of the analytical duplicates are reproducible within ± 10% of one another. These percentages are lower than the 95% acceptance criteria stated above, but are influenced by a high percentage of sample and analytical duplicates at the lower metal concentrations where precision falls off as concentrations decrease. This can be observed in the scatter plots presented in Figures 6(a-c)-9(a-c).

Geochemical Applications Intl.

March 6, 2009
QAQC Results for the 2006-2008 Tenke Fungurume Exploration Drilling Program

Table 3. Summary Statistics for Sample, Preparation and Analytical Duplicates at ALS Chemex

	TCu_pct		ASCu_pct		TCo_pct		ASCo_pct

Field (Sample) Duplicates	Original	Duplicate	Original	Duplicate	Original	Duplicate	Original	Duplicate

# of Analyses	696		696		696		696
Mean	2.95	2.96	2.38	2.41	0.22	0.22	0.17	0.17
Std. Dev.	3.18	3.21	2.92	3.00	0.39	0.41	0.33	0.34
% Bias	0.58		1.18		3.44		3.76
Corr. Coeff.	0.94		0.94		0.92		0.92
% samples with Precision of < 20%	61.4		59.2		59.2		57.5

	TCu_pct		ASCu_pct		TCo_pct		ASCo_pct

Preparation (Crush) Duplicates	Original	Duplicate	Original	Duplicate	Original	Duplicate	Original	Duplicate

# of Analyses	613		613		613		613
Mean	3.65	3.63	2.94	2.96	0.25	0.27	0.21	0.22
Std. Dev.	3.14	3.15	2.88	2.90	0.60	0.64	0.57	0.57
% Bias	-0.52		-0.50		4.37		1.12
Corr. Coeff.	0.97		0.98		0.97		0.99
% samples with Precision of < 15%	82.6		81.4		73.9		67.7

	TCu_pct		ASCu_pct		TCo_pct		ASCo_pct

Lab (Analytical) Duplicates	Original	Duplicate	Original	Duplicate	Original	Duplicate	Original	Duplicate

# of Analyses	1988		1835		1915		1760
Mean	1.04	1.04	0.81	0.81	0.13	0.13	0.11	0.11
Std. Dev.	2.16	2.17	1.77	1.77	0.39	0.38	0.29	0.29
% Bias	-0.25		0.597		-1.37		0.72
Corr. Coeff.	0.99		1.00		0.98		1.00
% samples with Precision of < 10%	84.7		89.1		76.0		76.7

Geochemical Applications Intl.

March 6, 2009
QAQC Results for the 2006-2008 Tenke Fungurume Exploration Drilling Program

Scatterplots of the total copper, acid soluble copper, total cobalt, and acid soluble cobalt duplicates are presented in Figures 6a-c through 9a-c. Sample duplicates are plotted on the top panel (a), preparation duplicates in the middle panel (b), and the analytical duplicates in the bottom panel (c) of each figure. Precision envelopes are plotted in different colors. The ± 20 percent precision envelope is plotted with solid red lines, the ± 15 percent precision envelope is plotted with solid tan lines and the ± 10 percent precision envelope is plotted with solid blue lines. Duplicate pairs within each precision envelope are plotted as colored dots corresponding to each level of precision. Red dots indicate duplicate pairs outside of the ± 20 percent precision envelope.

As one examines the scatter plots from sample duplicates on the top to analytical duplicates on the bottom, one can see that the precision improves. This is indicated visually by the reduction in the number of red dots which are duplicate pairs exceeding acceptable precision limits and a corresponding increase in the number of blue dots, which are duplicate pairs with acceptable precision. The reproducibility also improves with an increase in grade. Most of the imprecision in any duplicate set is caused by duplicates at low grades.

Sample duplicates exhibit the greatest variation in all of the analytical methods. The scatter plots indicate that it is difficult to obtain a representative sample duplicate below a grade of 1.5 % for copper and 0.3 % cobalt. Most of the sample duplicate precision exceeds the ± 20 % threshold below these grades. This situation improves with preparation of the sample as the sample undergoes blending and homogenization with each phase of sample reduction. We are able to obtain a representative sample after the crushing sample preparation phase down to copper grades of 0.7 percent.

In summary, the analytical and preparation reproducibility are acceptable. Sample duplicates generally show good agreement at grades above 1.5 % copper and 0.3 % cobalt.

Geochemical Applications Intl.

March 6, 2009
QAQC Results for the 2006-2008 Tenke Fungurume Exploration Drilling Program

Figure 6a. Total Cu @ ALS – Sample Duplicates

Figure 6b. Total Cu @ ALS – Preparation Duplicates

Figure 6c. Total Cu @ ALS – Analytical Duplicates

Geochemical Applications Intl.

March 6, 2009
QAQC Results for the 2006-2008 Tenke Fungurume Exploration Drilling Program

Figure 7a. Acid Soluble Cu @ ALS – Sample Duplicates

Figure 7b. Acid Soluble Cu @ ALS – Preparation Duplicates

Figure 7c. Acid Soluble Cu @ ALS – Analytical Duplicates

Geochemical Applications Intl.

March 6, 2009
QAQC Results for the 2006-2008 Tenke Fungurume Exploration Drilling Program

Figure 8a. Total Co @ ALS – Sample Duplicates

Figure 8b. Total Co @ ALS – Preparation Duplicates

Figure 8c. Total Co @ ALS – Analytical Duplicates

Geochemical Applications Intl.

March 6, 2009
QAQC Results for the 2006-2008 Tenke Fungurume Exploration Drilling Program

Figure 9a. Acid Soluble Co @ ALS – Sample Duplicates

Figure 9b. Acid Soluble Co @ ALS – Preparation Duplicates

Figure 9c. Acid Soluble Co @ ALS – Analytical Duplicates

Geochemical Applications Intl.

March 6, 2009
QAQC Results for the 2006-2008 Tenke Fungurume Exploration Drilling Program

Conclusions

A quality assurance and quality control program was implemented when the analysis program was switched to ALS-Chemex from the Tenke Laboratory in 2006. Standards and duplicates were included into the sample stream. All quality control samples were blinded to the analytical laboratory through a preparation protocol that involved sample preparation at the Tenke laboratory, insertion of blinded standards, and analysis of the pulps at ALS Chemex in Johannesburg, South Africa. Over 63,000 samples were analyzed at ALS Chemex. Four hundred determinations were performed on six standards. Five hundred to 2,000 duplicate analyses were performed on sample, preparation, and analytical duplicates.

Reference sample statistics and control charts show acceptable accuracy and precision for materials with copper and cobalt concentration concentrations above 0.05 percent. Total copper analyzed by the AA07 method shows greater accuracy and better precision than acid soluble copper analyzed by the AAAS method. The same is true of the total versus acid soluble cobalt analyses. However, both methods yield Cu and Co results with acceptable accuracy and precision. Temporal shifts occur from 2006 to 2007 which affect the overall accuracy and precision. These temporal shifts are most likely caused by changes to the analytical protocol from year to year.

Duplicates generally show good agreement with the original assays, particularly after the grades exceed the lower threshold of the linear working range for the analytical methods. Sample duplicates show acceptable precision at grades above 1.5 percent copper and 0.3 percent cobalt. Preparation and analytical duplicates show excellent precision above 0.5 percent copper and 0.15 percent cobalt. Sixty percent of the sample duplicates have analyses within ± 20 percent of one another, seventy percent or better of the preparation duplicates have analyses within ± 15 percent of one another and seventy-six percent or better of the analytical duplicates have analyses within ± 10 percent of one another. Means and standard deviations show no statistically significant difference between duplicate sets. All of the duplicates types are highly correlated and lack any significant bias.

The ALS Chemex copper and cobalt analyses are of acceptable quality for resource modeling.

Geochemical Applications Intl.

March 6, 2009
QAQC Results for the 2006-2008 Tenke Fungurume Exploration Drilling Program

Recommendations

•	The rate of standard use should be increased and every drill hole or job should include a minimum of 2 blanks, 2 high grade and 2 low grade standards submitted with any job order.
•

Any future program should incorporate the following quality control program. For every 20 samples there should be 1 standard, 1 blank, 1 sample duplicate, 1 crush duplicate and 1 analytical duplicate. Standards of several grades should be used in the program and alternated with each batch of samples. Ten percent of the sample pulps should be sent out to another lab for check analysis. These check analyses should include standards and duplicates as well to monitor the check lab’s accuracy and precision. There should be at least 1 standard, 1 blank and 1 analytical duplicate for every 20 samples sent to the check lab.

•	Misclassified standards should be verified and corrected by mine site personnel involved with the database and the quality control database should be updated to reflect these corrections.
•

At this point in the Tenke program, after acquiring sufficient determinations using the same digestion method at the same laboratory, means and standard deviations for the reference material should be re-calculated and new standard statistics re-incorporated into future quality control reviews.

•

After this is completed, all standards with analyses exceeding the mean ± 3 standard deviations should be identified and re-analyzed at ALS Chemex. These standard failures should be bracketed by ± 5 samples to determine if the failures persist above and below the standard in the sequence upon re-analysis.

•	Sample, preparation and analytical duplicates should continue to be used to monitor sample, preparation, and analytical reproducibility.

Geochemical Applications Intl.